   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           URSUS TELECOM CORPORATION

             (Exact Name Of Registrant As Specified In Its Charter)

               FLORIDA                                   4825                                 65-0398306
           (State or other                        (Primary Standard                        (I.R.S. Employer
           jurisdiction of                            Industrial                            Identification
           incorporation or                      Classification Code                           Number)
            organization)                              Number)

                         ------------------------------

                          440 SAWGRASS CORPORATE PKWY.
                                   SUITE 112
                             SUNRISE, FLORIDA 33325
                                 (954) 846-7887
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                LUCA M. GIUSSANI
                               PRESIDENT AND CEO
                           URSUS TELECOM CORPORATION
                          440 SAWGRASS CORPORATE PKWY.
                                   SUITE 112
                             SUNRISE, FLORIDA 33325
                                 (954) 846-7887
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

               DANIEL LAMPERT, ESQ.                               RALPH V. DE MARTINO, ESQ.
            M. ST. JOHN DAUGHERTY, ESQ.                             NEIL R.E. CARR, ESQ.
           STROOCK & STROOCK & LAVAN LLP                    DE MARTINO FINKELSTEIN ROSEN & VIRGA
           200 SOUTH BISCAYNE BOULEVARD                              1818 N STREET, N.W.
                    33RD FLOOR                                            SUITE 400
             MIAMI, FLORIDA 33131-2385                            WASHINGTON, DC 20036-2492
                  (305) 789-9384                                       (202) 659-0494

                         ------------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended ("Securities Act"), check the following box. /X/
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                             PROPOSED         PROPOSED
                                                                              MAXIMUM          MAXIMUM
                                                                             OFFERING         AGGREGATE        AMOUNT OF
                TITLE OF EACH CLASS OF                      AMOUNT TO        PRICE PER        OFFERING       REGISTRATION
              SECURITIES TO BE REGISTERED                 BE REGISTERED        SHARE          PRICE (3)           FEE
Common Stock, $.01 par value...........................  1,925,000(1)(2)      $11.00         $21,175,000       $6,246.63
Representative's Warrants(4)...........................      150,000            N/A             $150             $.04
Common Stock Underlying Representative's Warrants(5)...      150,000          $13.20         $1,980,000         $584.10
Total..................................................        N/A              N/A              N/A           $6,830.77

(1) Includes 225,000 shares of Common Stock subject to the Underwriters' over-allotment option.

(2) Includes 200,000 shares of Common Stock owned by the Registering
    Shareholders.

(3) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

(4) To be sold to the Representative of the Underwriters.

(5) Pursuant to Rule 416, this Registration Statement also covers such additional number of shares of Common Stock as may be issuable pursuant to anti-dilution provisions of the Representative's Warrants.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8 OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8, MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED             , 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                   PROSPECTUS

[URSUS LOGO]

                           URSUS TELECOM CORPORATION

                        1,500,000 SHARES OF COMMON STOCK
                               ------------------

    Ursus Telecom Corporation ("Ursus," or the "Company") is hereby offering (the "Offering") 1,500,000 shares of common stock, par value $.01 per share (the "Common Stock"). Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price (the "Offering Price") will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors considered in determining the Offering Price. Application is being made for quotation of the Common Stock on the Nasdaq National Market under the symbol "UTCC."

    An additional 200,000 shares of Common Stock are being registered herewith on behalf of certain shareholders of the Company ("Registering Shareholders"). These shares are subject to a holdback agreement with Joseph Charles & Associates, Inc. ("Representative") and may not be sold by the Registering Shareholders without the consent of the Representative until 365 days after the date of this Prospectus. See "Underwriting." The Company will not receive any of the proceeds of the sale of shares of Common Stock by the Registering Shareholders. The Company is paying all costs incurred in the registration of shares of Common Stock.

                           --------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                          PRICE TO         DISCOUNTS AND        PROCEEDS TO
                                                           PUBLIC        COMMISSIONS(1)(2)     COMPANY(3)(4)
Per Share..........................................          $                   $                   $
Total(3)...........................................          $                   $                   $

(1) Does not include additional compensation to be paid to the Representative in the form of: (a) warrants to purchase an aggregate of 150,000 shares of
    Common Stock ("Representative's Warrants") at a price of $         per share
    exercisable over four years, commencing one year from the date of this Prospectus, (b) a 3% non-accountable expense allowance ($50,000 of which has been advanced), and (c) a consulting agreement for a period of twenty-four months for an aggregate consideration of $72,000 payable on the closing of the Offering.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses of the Offering payable by the Company estimated
    to be $         .
(4) The Company has granted the Underwriters a 45-day option ("Over-Allotment Option") to purchase up to 225,000 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to
    Company will be $         , $         and $         , respectively. See
    "Underwriting."
                           --------------------------

    The shares of Common Stock offered by the Company pursuant to this Prospectus are being offered by the Underwriters on a "Firm Commitment" basis subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates therefor will be made at the offices of the Representative, in Beverly Hills, California or
through the facilities of the Depository Trust Company on or about             ,
1998. The Representative has no agreement with the Registering Shareholders regarding the sale of their shares.

                           --------------------------

                       JOSEPH CHARLES & ASSOCIATES, INC.

               THE DATE OF THIS PROSPECTUS IS            , 1998.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN "RISK FACTORS" AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION SET FORTH UNDER "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND THE REPRESENTATIVE'S WARRANTS ARE NOT EXERCISED, AND (II) THE CONSUMMATION OF THE SPLIT (THE "STOCK SPLIT") OF FOUR SHARES OF THE COMPANY'S CLASS A COMMON STOCK INTO 3,692.32 SHARES OF COMMON STOCK AND ONE SHARE OF SERIES A PREFERRED STOCK, FOUR SHARES OF THE COMPANY'S CLASS B STOCK INTO 3,692.32 SHARES OF COMMON STOCK AND ONE SHARE OF SERIES A PREFERRED STOCK, AND OF EACH SHARE OF ITS CLASS C COMMON STOCK INTO 923.08 SHARES OF COMMON STOCK, WHICH WAS EFFECTED ON FEBRUARY 12, 1998. TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS."

                                  THE COMPANY

    Ursus Telecom Corporation is a growing and profitable international telecommunications company that exploits favorable market niches through the timely provision of competitive and technologically advanced telecommunications services. The Company focuses on small and medium sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France, which it serves through a network of independent exclusive agencies. The Company believes that it derives a significant competitive advantage from its exclusive agency network. Each agency provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key Agency Support System developed and provided by the Company. Each agency is supplied near real time data for customer management, usage analysis, and billing from the Company's local and wide area network. Through its agency network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey, AT&T, Northern Telecom and Alcatel in key markets in order to promote the Ursus line of telecommunications services, thereby allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the local incumbent telecommunication operators ("ITOs").

    Ursus Telecom has traditionally entered a particular market using call reorigination techniques or other methods that provide a U.S. dial tone to its foreign customers. The Company derives approximately 80% of its revenues from call reorigination, which essentially is a system that provides the Company's overseas customers the opportunity to access a U.S. based switching center. Call reorigination provides a customer with all the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. In order, however, to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as WorldCom, Cable and Wireless and France Telecom, and deploying smaller network access nodes in less populated service areas that are connected via traditional circuit or IP Telephony based facilities. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

    Ursus Telecom has adopted and plans to implement a policy of rapid expansion through internal growth, through sale of wholesale services to other carriers, and by applying a portion of the Offering proceeds to acquire smaller competitors and expand the business generated by its existing agencies. The Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, thereby giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing, and network management with a high degree of efficiency and short turn-around time, which will facilitate the rapid and economical consolidation of acquired competitors.

    The Company operates a digital, switch based telecommunications network (the "Network") from its technical facilities in Sunrise, Florida, and plans to use a portion of the Offering proceeds to expand its primary digital switching platform and secondary network access nodes utilizing a hybrid network of Internet, Intranet and circuit based facilities, thereby expanding its services in a reliable, flexible and cost effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of the Internet Protocol (IP) telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. In effect, IP telephony creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. Therefore, the Company plans to use a portion of the Offering proceeds to establish a hybrid network for IP fax and voice services, with the objective of solidifying opportunities and realizing the potential cost savings provided by IP telephony technology. The Company believes that this could increase the gross margins of its existing and future retail business and allow it to accelerate its aggressive growth strategy.

    The Company expects that call reorigination will still continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dialtone requires little investment in equipment and a limited capital deployment in a foreign territory, and allows the Company to develop a viable customer base by effectively exploiting the difference between the local International Direct Dial ("IDD") rate and the generally more favorable rates the Company enjoys in the U.S. The Company and some of its competitors have successfully used this strategy to develop foreign markets and have thereby created a revenue stream with little more than marketing and incremental call costs. In addition, using IP Telephony concurrently with call reorigination could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP technology where feasible in order to create a hybrid network capable of carrying significant amounts of profitable customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network, and affords the Company the opportunity to develop a market with a relatively small financial risk.

    In summary, the Company intends to become a significant provider of international telecommunications services within the emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, success and profitability, market penetration, expanding customer base and growing U.S. wholesale business. Furthermore, by using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

    Ursus provides an array of basic and value added services to its customers, which include:

    - long distance international telephone services

    - direct dial access for corporate customers

    - dedicated access for high volume users

    - calling cards

    - abbreviated dialing

    - international fax store and forward

    - switched Internet services

    - itemized and multicurrency billing

    - follow me calling

    - enhanced call management and reporting services

    The Company's strategy of profitable growth has driven revenues from approximately $13.2 million to $20.8 million, respectively, in the fiscal years ended March 31, 1996 and March 31, 1997; and to $13.2 million in the six months ended September 30, 1997. The Company's pretax profits have grown from $1.3 million in the year ended March 31, 1996 to $2 million in the year ended March 31, 1997, and to $0.8 million in the six months ended September 30, 1997.

    The Company is a Florida corporation that was formed in March 1993. The Company's principal executive offices are located at 440 Sawgrass Corporate Parkway., Suite 112, Sunrise, Florida 33325, and its telephone number is (954) 846-7887.

                                  THE OFFERING

Common Stock offered by the Company(1).......  1,500,000 shares

Common Stock to be outstanding after the
  Offering(2)................................  6,500,000 shares

Use of Proceeds(3)...........................  The estimated net proceeds of the Offering of approximately $13 million will be used (i) to
                                               acquire businesses operating in the same
                                               industry segment as the Company; (ii) to
                                               acquire equity interests in the Company's
                                               existing independent sales agencies; (iii) to
                                               expand the Network by acquiring switches and
                                               other equipment and facilities; and (iv) for
                                               general working capital purposes. See "Use of
                                               Proceeds."

Proposed Nasdaq National Market Symbol.......  "UTCC"

Risk Factors.................................  Prospective investors should carefully consider all of the information set forth in
                                               this Prospectus, and, particularly, should
                                               consider the factors set forth in "Risk
                                               Factors."

------------------------

(1) Does not include 200,000 shares of Common Stock offered for sale by the Registering Shareholders included in the registration statement filed in connection with this Offering. Such shares are subject to a holdback agreement between each of the Registering Shareholders and the Representative and are not being offered on an underwritten basis and may not be sold by the Registering Shareholders without the consent of the Representative until 365 days after the date of this Prospectus. See "Principal and Registering Shareholders." Also does not include (a) an additional 225,000 shares of Common Stock which may be offered pursuant to the Over-Allotment Option, or (b) an additional 150,000 shares of Common Stock issuable upon exercise of the Representative's Warrants.

(2) Excludes approximately 415,000 shares of Common Stock subject to options to be granted to certain of the Company's directors, officers and employees upon the consummation of the Offering at an exercise price equal to the Offering Price and the additional options that will be granted in the future. See "Management--Stock Incentive Plan" and "Shares Eligible for Future Sale."

(3) In the event that the Underwriters exercise their Over-Allotment Option in full, the net proceeds to the Company from the sale of the 225,000 shares of Common Stock offered pursuant to the Underwriters' Over-Allotment Option are estimated to be $2,000,000, after deducting the underwriting discount and estimated expenses and assuming an Offering Price of $10.00 per share (the midpoint of the estimated range for the Offering Price).

                             SUMMARY FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth certain summary financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996 and 1997, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus, (ii) the fiscal year ended March 31, 1994, which have been derived from unaudited financial statements of the Company which are not included herein, and (iii) the six months ended September 30, 1996 and 1997, which have been derived from unaudited financial statements of the Company which are included herein. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

                                                                                                   SIX MONTHS ENDED
                                                                YEAR ENDED MARCH 31                  SEPTEMBER 30
                                                     ------------------------------------------  --------------------
                                                       1994       1995       1996       1997       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------  ---------

                                                       (IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND OTHER OPERATING
                                                                                  DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Retail...........................................  $     848  $   6,291  $  13,228  $  20,523  $   9,546  $  12,239
  Wholesale........................................     --         --         --            315     --            975
                                                     ---------  ---------  ---------  ---------  ---------  ---------
    Total revenues.................................  $     848  $   6,291  $  13,228  $  20,838  $   9,546  $  13,214
Gross profit.......................................  $     344  $   2,544  $   5,553  $   8,643  $   3,968  $   4,445
Operating income (loss)............................  $    (814) $     159  $   1,369  $   2,004  $     890  $     788
Net income (loss)..................................  $    (813) $     382  $     790  $   1,253  $     547  $     493
Net income (loss) per share (1)....................  $    (.18) $     .08  $     .16  $     .25  $     .11  $     .10
Weighted average shares outstanding (1)............      4,615      4,869      5,000      5,000      5,000      5,000

OTHER OPERATING DATA (AT END OF PERIOD):
Retail customers (2)...............................        833      4,456      9,791     15,729     12,406     24,236
Wholesale customers (3)............................     --         --         --              1     --              3
Number of employees................................          9         10         12         17         17         19

                                                                                                         AS OF
                                                                 AS OF MARCH 31                  OF SEPTEMBER 30, 1997
                                                   ------------------------------------------  --------------------------
                                                     1994       1995       1996       1997      ACTUAL    AS ADJUSTED (4)
                                                   ---------  ---------  ---------  ---------  ---------  ---------------

                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Total current asset..............................  $     381  $   1,273  $   2,363  $   4,578  $   5,014        18,014
Working capital (deficiency).....................       (129)       150        811      1,658      1,423        14,423
Total assets.....................................        683      1,720      2,797      5,243      6,012        19,012
Total current liabilities........................        510      1,122      1,552      2,920      3,591         3,591
Long term debt, less current portion.............        729        730        580        425     --            --
Total shareholders' equity (capital
  deficiency)....................................       (563)      (162)       609      1,861      2,355        15,355

------------------------

(1) Net income (loss) per common share is computed based on the weighted average number of common shares outstanding during each period, and gives retroactive effect to the Stock Split. See Note 13 of Notes to Financial Statements.

(2) Consists of active Company subscribers that were billed in the final month of the respective periods.

(3) Wholesale customers that had active accounts with the Company in the respective periods.

(4) As adjusted to give effect to the Offering. See "Use of Proceeds" contained elsewhere in this Prospectus.

                                  RISK FACTORS

    AN INVESTMENT IN THE COMMON STOCK OF THE COMPANY INVOLVES CERTAIN RISKS AND SUBSTANTIAL DILUTION. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY. TECHNICAL TERMS AND ACRONYMS USED IN THIS PROSPECTUS ARE DEFINED IN THE "GLOSSARY OF TERMS". THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS, WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH IN THE FOLLOWING RISK FACTORS AND IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                                 COMPANY RISKS

OPERATING RISKS

    Historically, the Company has derived a significant portion of its revenues by providing call reorigination services. The Company believes that as deregulation occurs and competition increases in certain international markets, the pricing advantage of call reorigination relative to conventional international long distance service will diminish and may disappear in certain markets. In order to maintain its existing customer base and attract new business in such markets, the Company anticipates that it will have to offer direct access services to certain destinations at prices significantly below the current prices charged for call reorigination. The Company will seek to satisfy this requirement in selected target markets by migrating its existing call reorigination customers and attracting new business through the deployment of direct access and other call-through access methods, including IP telephony. There can be no assurance that the Company will succeed in such efforts. Failure to accomplish this objective could have a material adverse effect on the Company's business, financial condition, and results of operations.

    The Company's future operating results will be subject to annual and quarterly fluctuations due to several factors, many of which are outside the control of the Company. These factors include the effects of governmental regulation and regulatory changes, the introduction of new products and services by the Company and its competitors, the mix of products and services sold and the mix of channels through which those products and services are delivered and sold, the general economic conditions prevailing in the Company's markets, specific economic conditions in the telecommunications industry, user demand, the costs, including unanticipated costs, of developing and expanding the Company's Network, pricing strategies for competitive products and services, and rapid changes in technology. In addition, the Company intends to expand its operations, or to enter markets in which it has limited or no operating experience.

    In many of the Company's existing and target markets, the Company offers or intends to offer new services or services that have previously been provided only by the local ITOs. Accordingly, there can be no assurance that such operations will generate operating or net income, and the Company's prospects must therefore be considered in light of the risks, expenses, problems and delays inherent in establishing a new business in a rapidly changing industry. The Company's overall gross margins may fluctuate in the future based on its mix of wholesale (selling minutes to other carriers) and retail (selling directly to end-user customers) international long distance services and the percentage of calls using direct access as compared to call reorigination, in addition to the reaction to any significant international long distance rate reductions imposed by ITOs to counter external competitive threats.

    As a strategic response to a changing competitive environment, the Company may elect from time to time to make certain pricing, service or marketing decisions or enter into acquisitions, investments and strategic alliances that could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its industry has reached a stage of development insofar that the gross profit margins associated with its early stages have yielded to a moderated profit margin structure on an industry-wide basis. Furthermore, the Company's strategic decisions to reduce its pricing structure in particular markets to gain additional market share and achieve operating efficiencies may materially adversely affect the profitability of the Company's operations in such markets. As a result of the foregoing factors, the Company may in the future experience materially adverse circumstances that could reduce the price of the Company's Common Stock. See "-Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions," and "-Management's Discussion and Analysis of Financial Condition and Results of Operations".

RISKS OF INTERNATIONAL TELECOMMUNICATIONS BUSINESS

    The Company's international telecommunications business is subject to certain risks, such as changes in foreign governmental regulations and telecommunications standards, licensing requirements, tariffs, taxes, customs, duties and other trade barriers, as well as political and economic instability. In addition, the Company's revenues and cost of long distance services are sensitive to changes in international settlement rates, changes in the ratios between outgoing and incoming traffic, and the Company's ability to obtain international transmission facilities. International rates charged to customers are likely to decrease in the future for a variety of reasons, including increased competition between existing carriers, entry of new carriers into niche markets and the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions. In addition, the Company's business could be adversely affected by a reversal in the current trend toward deregulation of government-owned telecommunications carriers. There can be no assurance that the Company will be able to increase its traffic volume or reduce its operating costs sufficiently to offset any resulting rate decreases.

RISKS RELATING TO EMERGING MARKETS

    In the six months ending September 30, 1997 the Company derived approximately 82% of its revenues from operations in emerging markets, where the Company's businesses are subject to numerous risks and uncertainties, including political, economic and legal risks, such as unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws, which could materially adversely impact the Company's business, results of operations and financial condition.

    The political systems of many of the emerging market countries in which the Company operates or plans to operate are slowly emerging from a legacy of totalitarian rule. Political conflict and, in some cases, civil unrest and ethnic strife may continue in some of these countries for a period of time. Many of the economies of these countries are weak, volatile and reliant on substantial foreign assistance. Expropriation of private businesses in such jurisdictions remains a possibility, whether by an outright taking or by confiscatory tax or other policies. There can be no assurance that the Company's operations will not be materially and adversely affected by such factors.

    Legal systems in emerging market countries frequently have little or no experience with commercial transactions between private parties. The extent to which contractual and other obligations will be honored and enforced in emerging market countries is largely unknown. Accordingly, there can be no assurance that difficulties in protecting and enforcing rights in emerging market countries will not have a material adverse effect upon the Company and its operations. Additionally, the Company's businesses operate in uncertain regulatory environments. The laws and regulations applicable to the Company's activities in emerging market countries are in general new and subject to arbitrary change and, in some cases, incomplete. There can be no assurance that local laws and regulations will become stable in the future, or that changes thereto will not materially adversely affect the Company's operations or financial condition.

DEPENDENCE ON INDEPENDENT EXCLUSIVE AGENTS

    The Company provides its services through a network of independent and exclusive agents. Its international market penetration primarily reflects the marketing, sales and customer service activities of these agents, who market the Company's services on a commission basis. As of September 30, 1997, the Company had 17 agents located in approximately 27 countries. The use of these agents exposes the Company to significant risks, including the fact that the Company depends on the continued viability and financial stability of its agents. In fiscal year 1997, four agents generated approximately 57% of the Company's revenues and these agents in the aggregate accounted for approximately 66% of the Company's revenues for the six months ended September 30, 1997. Although the Company has not historically experienced significant attrition in agencies, there can be no assurance that it will not suffer the loss of one or more significant agents in the future. If one or more of these agents were to suffer financial problems, terminate its relationship with the Company, or were unable to satisfy customers, this could create a material adverse effect on the Company's business, financial condition or results of operations, including, but not limited to lost revenues, bad debt expense, lost customers, potential liability under contracts the agents commit the Company to perform, and damage to the Company's business reputation.

    The Company's continuing success depends in substantial part on its ability to recruit, maintain and motivate its agents. The Company is subject to competition in the recruiting of agents from other organizations that use agents to market their products and services, including those that market telecommunications services. Because the Company enters into exclusive relationships with its agents, the success of the Company's business within the exclusive territory largely depends on the effectiveness of the local agent in conducting its business. If an agent were to become ineffective in conducting its business, the Company might seek to terminate its relationship with the agent; and under certain local laws the Company's exclusive arrangements with such agent might be difficult or expensive to terminate. The Company has entered into non-compete agreements with its agents prohibiting their competition with the Company during their engagement and for a period of time after its termination; however, there can be no assurance that any such non-compete agreement would be enforceable as a practical matter or under the applicable laws of the jurisdiction in which an agent operates. Because of the number of factors that affect the recruiting, performance and viability of the Company's agents and the Company's relationship with its agents, the Company cannot predict when or to what extent the Company will be able to continue to recruit, maintain and motivate agents effectively, nor can it predict the difficulties or costs associated with terminating any of its agency relationships or enforcing its non-compete agreements with its agents.

    The Company expects to minimize some of the risks of marketing its services through independent exclusive agents by using a portion of the Offering proceeds: (a) to acquire an equity interest in some of its currently independent agents, the proceeds of which will be applied to enhance marketing and services provided in the agent's territory while further improving the Company's mutual business interests with the agencies, and (b) to penetrate certain new markets by acquisitions or strategic alliances rather than through independent agents. The Company has no agreements to make any such acquisitions of competitors or investments in agencies, except for pending transactions in South Africa and France. See "-Certain Relationships and Related Party Transactions" and "Use of Proceeds." However, such measures entail other risks. See "-Credit Risks", "-Risks Associated with Expansion by Acquisitions, Strategic Alliances and Similar Transactions," and "-Foreign Exchange Rate Risks."

CREDIT RISKS

    Many of the foreign countries in which the Company operates do not have established credit bureaus, thereby making it more difficult to ascertain the creditworthiness of potential customers. Under the Company's exclusive agency arrangements, the agent, and not the Company is responsible for analyzing the creditworthiness of the customer and assumes this credit risk. The Company believes that using this local platform for its business minimizes its credit risk, and the Company's bad debt expenses have historically been minimal. However, the Company has in certain circumstances supported its agency relationships by bearing some credit losses. Also, there is a credit risk inherent in the use of independent agents by the Company; because the agent and not the ultimate user of the Company's services is responsible for the payment. There can be no assurance that, with regard to any particular time period or periods or a particular geographic location or locations or any particular agent or agents, the Company's bad debt expense will not rise significantly above historic or anticipated levels. While the Company continually seeks to minimize bad debt, the Company's experience indicates that a certain portion of past due receivables will never be collected and that such bad debt is a necessary cost of conducting business in the telecommunications industry. As the Company implements its plans to expand its customer base and wholesale business and move into new territories, whether directly, through arrangements with agents, acquisitions or otherwise, the credit risk to which the Company is exposed will increase. See "-Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTING EXPANSION STRATEGY

    The Company has experienced significant growth in recent periods. The Company's ability to manage and respond to growth will be critical to its success. The Company anticipates that future growth will depend on a number of factors, including the effective and timely development of customer relationships, the ability to enter new markets and expand in existing markets, and the recruitment, motivation and retention of qualified agents. Sustaining growth will require the continuing enhancement of the Company's operational systems and additional management, operational and financial resources. If the Company is successful in its growth strategy, there will be additional demands on its customer support, marketing, distribution and other resources. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its rate of growth. See "-Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

    The Company's strategy is to continue its growth by expanding its service offerings and principal geographic markets in Africa, the Middle East, Latin America and targeted areas of Europe and Russia, especially in deregulating markets. To accommodate its growth strategy, the Company will be required to invest additional capital and resources to enhance its information systems by replacing or upgrading certain existing systems and integrating new systems. There can be no assurance that the Company can add services or expand its geographic markets or that existing regulatory barriers to its current or future operations will be reduced or eliminated. Even if the Company succeeds in adding services or expanding into new markets, there can be no assurance that its administrative, operational, infrastructure and financial resources and systems will remain adequate. See "-Dependence on Effective Information Systems."

    As the Company grows, it may have difficulty accurately forecasting its telecommunications traffic. Inaccuracies in such forecasts could result in the Company making investments in insufficient or excessive transmission facilities and incurring disproportionate fixed expenses, as well as cause it to route excessive overflow traffic to other carriers. The Company would not be able to assure that the quality of services routed to other carriers would be commensurate with the transmission quality provided by the Company. Interruptions of or a decline in the quality of the Company's services resulting from expansion difficulties could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS ASSOCIATED WITH EXPANSION BY ACQUISITIONS, STRATEGIC ALLIANCES AND SIMILAR
  TRANSACTIONS

    As part of its growth strategy, the Company intends to reduce its exposure to risks associated with the use of exclusive independent agents in existing and new markets, by acquiring some or all of the equity interest in, entering into joint venture arrangements with, or forming strategic alliances with, agents and other strategic partners whose businesses complement that of the Company. The Company at present has not entered into any such arrangements, except with Central Call and Mondial Telecom, with each of which the Company has entered into a memorandum of understanding with respect to the acquisition of customer lists, and with Orion Telecom in South Africa where the Company will acquire an equity interest in the South African Agency. See "--Certain Relationships and Related Party Transactions." Any future acquisition, investment, strategic alliance or related effort will be accompanied by the risks commonly encountered in such transactions or efforts. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates or partners, the difficulty of assimilating the operations of the respective entities, the potential disruption of the Company's ongoing business, possible costs associated with the development and integration of such operations, the potential inability of management to maximize the Company's financial and strategic position by successfully incorporating licensed or acquired technology into the Company's service offerings, the failure to maintain uniform standards, controls, procedures and policies, the impairment of relationships with employees, customers and agents as a result of changes in management, and higher customer attrition with respect to customers obtained through acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments, strategic alliances or related efforts.

    Acquisitions also involve other risks, including changes in pricing due to competition, difficulties in integrating the acquired operations, diversion of management resources, obtaining any required regulatory approvals and the risks associated with entering new markets. There can be no assurance that acquisitions, strategic alliances or any other similar events will result in increased sales or an expanded customer base, give the Company the presence in new territories that it seeks, or enable the Company to effectively penetrate its target markets.

    Acquisitions by the Company could entail potentially dilutive issuances of equity securities of the Company, as well as significant transaction expenses and interest expense, which could have a material adverse effect on the Company's operating results.

DISCRETION OF MANAGEMENT AS TO USE OF CERTAIN OFFERING PROCEEDS

    Approximately $10,000,000 of the proceeds from this Offering are allocated for unspecified acquisitions, investments in foreign agencies, joint ventures, strategic alliances and the like. Identification of candidates for these transactions, the decision whether to proceed with such transactions and with whom, and the terms of the transactions, will be in management's discretion. Therefore, purchasers in this Offering will not have the opportunity to evaluate the specific merits or risks of any one or more such transactions, some of which may be significant, but instead will be dependent on the discretion and judgment of management in such matters. There can be no assurance that determinations ultimately made by the Company's management will permit the Company to achieve its business objectives, or that the decisions made by management will not have a material adverse effect on the Company's business, financial condition or results of operations. See "-Use of Proceeds."

RISK OF NETWORK FAILURE

    The success of the Company is largely dependent upon its ability to deliver high quality, uninterrupted telecommunication services and on its ability to protect its software and hardware against damage from fire, earthquake, power loss, telecommunications failure, natural disaster such as hurricanes and similar events. Any systems or hardware failure that causes interruptions in the Company's operations could have a material adverse effect on the Company. Because the Company at the present time operates only one switch, located in Florida, physical damage to this facility (including damage by hurricane) could not be remedied by using redundant facilities of the Company located elsewhere, and could have a material adverse effect on the Company. As the Company expands and call traffic grows, there will be increased stress on hardware, circuit capacity and traffic management systems. There can be no assurance that the Company will not experience system failures. The Company's operations are also dependent on its ability to successfully expand and integrate new and emerging technologies and equipment, which could increase the risk of system failure and result in further strains. The Company attempts to minimize customer inconveniences in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, significant or prolonged system failures, or difficulties for customers in accessing and maintaining connection could damage the Company's reputation and result in customer attrition and financial losses. Additionally, any damage to the Company's operations center could have a negative impact on the Company and its ability to maintain its operations and generate accurate call detail reports.

EXPOSURE TO FRAUD

    The telecommunications industry has historically been exposed to fraud losses. The Company has implemented anti-fraud measures, such as employment agreements with its employees, limiting and monitoring access to its information systems and monitoring use of its services in order to minimize losses relating to fraudulent practices. However, there can be no assurance that the Company will effectively control fraud when operating in the international telecommunications arena. Fraud has historically been a more significant problem for large providers of telecommunications services than it has for the Company, whose few employees and switching facilities are relatively easier to monitor than those of the large providers. As the Company continues to grow and hire new employees and implement its plans to increase the number of switching facilities that it owns, its exposure to fraud losses will increase. The Company's failure to control fraud effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

    The international telecommunications industry is highly competitive and subject to the introduction of new services facilitated by advances in technology. International telecommunications providers compete on the basis of price, customer service, transmission quality, breadth of service offerings and value-added services. The Company competes with a variety of international long distance telecommunications providers in each of its markets, including the respective ITO in each country in which the Company operates, various independent providers similar to the Company in size and resources, and, to a lesser extent, major international carriers and their global alliances. Other potential competitors include cable television companies, wireless telephone companies, Internet access providers and large end users which have dedicated circuits or private networks. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors were to devote significant additional resources to the provision of international long distance telecommunications services to the Company's target customer base of small and medium-sized businesses in the Company's targeted geographic markets, then the Company's business, financial condition and results of operations could be materially adversely affected. There can be no assurance that the Company will be able to compete successfully against new or existing competitors. See "-Risks of International Telecommunications Business."

LESSENING OF BARRIERS TO ENTRY IN MARKETS WHERE COMPANY OPERATES

    The call reorigination business has a small capital requirement, and regulatory limitations often form the most significant barrier to entry. The Company anticipates that as the markets in which it operates or will operate continue to deregulate, the Company will increase its investments in telecommunications infrastructure and the Company or its relevant agency will increase marketing expenditures to address increased competition resulting from decreased regulatory difficulties of entry into those markets and because the cost of providing telecommunications services is relatively low and not a significant barrier to entry into the markets where Ursus provides services. As a result, the Company may experience increased costs of operation in those markets. Additional competitors with greater resources than the Company could enter these markets and acquire customers of the Company or force the Company to reduce its prices to maintain its customer base, which could materially adversely affect the Company's business operations.

GOVERNMENT REGULATION

    The international telecommunications industry is subject to international treaties and agreements, and to laws and regulations that vary from country to country. Enforcement and interpretation of these laws and regulations can be unpredictable and are often subject to informal views of government officials and ministries that regulate telecommunications in each country. In some cases, such government officials and ministries are subject to influence by ITOs.

    In some countries where the Company operates or plans to operate, local laws or regulations limit or require prior government approval for the provision of international telecommunications service in competition with state-authorized carriers. For example, the Company's provision of services over facilities in its Network or by purchasing minutes from other carriers for resale to its customers, or its ownership of facilities may be affected by increased regulatory requirements in a foreign jurisdiction. Moreover, the Company's use of transit agreements or arrangements, if any, may be affected by laws or regulations in either the transited or terminating foreign jurisdiction. Also, local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. There can be no assurance that future regulatory, judicial, legislative or political changes will permit the Company to offer to residents of such countries all or any of its services or will not have a material adverse effect on the Company, that regulators or third parties will not raise material issues regarding the Company's compliance with applicable laws or regulations, or that regulatory decisions will not have a material adverse effect on the Company. If the Company is unable to provide the services which it presently provides or intends to provide or to use its existing or contemplated transmission methods due to its inability to obtain or retain the requisite governmental approvals for such services or transmission methods, or for any other reason related to regulatory compliance or lack thereof, such developments could have a material adverse effect on the Company's business, financial condition and results of operations.

    The services provided by the Company consist primarily of call reorigination services. In some countries, use of call reorigination is restricted or prohibited. If it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the FCC may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has ordered carriers to cease providing call reorigination using uncompleted call signaling to customers in the Philippines, although it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling.

    The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals required under such laws or regulations to which the Company believes that it is subject, or the Company otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operations so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. See "Governmental Regulation--Overview."

    The Company provides a substantial portion of its customers with access to its services through the use of call reorigination. Revenues attributable to call reorigination represented 80% of the Company's revenues during the six months ended September 30, 1997. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. Such actions have caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. While the Company provides call reorigination services in some of those countries, the only country in that list that accounts for a material share of the Company's total revenues is South Africa which accounts for approximately 29% of the Company's revenues for the six months ended September 30, 1997. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods may become affected, which could result in a material adverse effect on the Company's business, financial condition and results of operations. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by e.g., requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations.

    The Company's interstate and international facilities-based and resale services are subject to regulation by the Federal Communications Commission ("FCC"), and regulations promulgated by the FCC are subject to change in the future. See "--Government Regulation--United States."

    THE FCC'S POLICIES ON TRANSIT AND REFILE. The FCC is currently considering a 1995 request (the "1995 Request") to limit or prohibit the practice whereby a carrier routes, through its facilities in a third country, traffic originating from one country and destined for another country. The FCC has permitted third country calling where all countries involved consent to the routing arrangements (referred to as "Transiting"). Under certain arrangements referred to as "Refiling,", the carrier in the destination country does not consent to receiving traffic from the originating country and does not realize the traffic it receives from the third country is actually originating from a different country. While the Company's revenues attributable to Refiling arrangements are minimal, Refiling may constitute a larger portion of the Company's operations in the future. The FCC to date has made no pronouncement as to whether Refiling arrangements are inconsistent with U.S. or International Telecommunications Union ("ITU") regulations. It is possible that the FCC will determine that Refiling violates U.S. and/or international law, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    THE FCC'S INTERNATIONAL SETTLEMENTS POLICY. The Company is also required to conduct its facilities-based international business in compliance with the FCC's international settlements policy (the "ISP"). The ISP establishes the permissible arrangements for facilities-based carriers that are based in the U.S. and their foreign counterparts to compensate each other for terminating each other's traffic over their respective networks. Several of the Company's arrangements with foreign carriers are subject to the ISP and it is possible that the FCC could take the view that one or more of these arrangements do not comply with the existing ISP rules. The FCC recently enacted certain changes in its rules designed to permit alternative arrangements outside of its ISP as a means of encouraging competition and achieving lower, cost-based accounting and collection rates as more facilities-based competition is permitted in foreign markets. If the Company enters into a traffic agreement with a foreign carrier for the provision of telecommunications services that does not comply with the ISP, it may be required to obtain FCC approval under this alternative arrangements mechanism. If the FCC, on its own motion or in response to a challenge filed by a third party, determines that the Company's foreign carrier arrangements do not comply with FCC rules, among other measures, it may issue a cease and desist order, impose fines on the Company or, in extreme circumstances, revoke or suspend its FCC authorizations. See "--Recent and Potential FCC Actions." Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    THE FCC'S TARIFF REQUIREMENTS FOR INTERNATIONAL LONG DISTANCE SERVICES. The Company is also required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, or fails to file with the FCC carrier-to-carrier agreements, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    RECENT AND POTENTIAL FCC ACTIONS. Regulatory action that has been and may be taken in the future by the FCC may enhance the intense competition faced by the Company. In addition to its new policy on alternative arrangements, the FCC has also established lower ceilings ("benchmarks") for the rates that U.S. carriers will pay foreign carriers for the termination of international services. Moreover, the FCC recently changed its rules to implement the WTO Agreement, in part by allowing U.S. carriers to accept certain exclusive arrangements with certain foreign carriers. While these rule changes may provide the Company with more flexibility to respond more rapidly to changes in the global telecommunications market, they will also provide similar flexibility to the Company's competitors. The implementation of these changes could have a material adverse effect on the Company's business, financial condition and results of operations.

    U.S. DOMESTIC LONG DISTANCE SERVICES. The Company currently carries a DE MINIMIS amount of U.S. domestic long distance traffic, if any, for its foreign-billed customers. Such traffic generally would be limited to incidental interstate or intrastate calls made by payphone users in the United States that are billed in foreign countries but that brought their calling cards to the United States while traveling. The Company's ability to provide domestic long distance service in the United States is subject to regulation by the FCC and relevant state Public Service Commissions ("PSCs") which regulate interstate and intrastate rates, respectively, ownership of transmission facilities, and the terms and conditions under which the Company's domestic U.S. services are provided. In general, neither the FCC nor the relevant state PSCs exercise direct oversight over prices charged for the Company's services or the Company's profit levels, but either or both may do so in the future. The Company, however, is required by federal and state law and regulations to file tariffs listing the rates, terms and conditions of services provided. Any failure to maintain proper federal and state tariffing or certification or file required reports, or any difficulties or delays in obtaining required authorizations, could have a material adverse effect on the Company's business, financial condition and results of operations. The FCC also imposes some requirements for marketing of telephone services and for obtaining customer authorization for changes in the customer's primary long distance carrier. If these requirements are not met, the Company may be subject to fines and penalties.

    To originate and terminate calls in connection with providing their services, long distance carriers such as the Company may have to purchase access services from local exchange carriers ("LECs") or competitive local exchange carriers ("CLECs"). Access charges represent a significant portion of the Company's cost of U.S. domestic long distance services and, generally, such access charges are regulated by the FCC for interstate services and by PSCs for intrastate services. The FCC has undertaken a comprehensive review of its regulation of LEC access charges to better account for increasing levels of local competition. While the resolution of these issues is uncertain, if these proposed rate structures are adopted, many long distance carriers, including the Company, could be placed at a significant cost disadvantage to larger competitors. In addition, the FCC has adopted certain measures to implement the 1996 Telecommunications Act that will impose new regulatory requirements, including the requirement that the Company contribute some portion of its telecommunications revenues to a universal service fund designated to fund affordable telephone service for consumers, schools, libraries and rural healthcare providers. These contributions will become payable beginning in 1998 for all interexchange carriers but not for providers of solely international services. The Company believes that it is not subject to universal service contribution requirements, but there can be no guarantee that the FCC will not find that the Company is subject to such requirements.

    In some instances, the Company may be responsible for city sales taxes on calls made within the jurisdiction of certain U.S. cities. The Company is implementing software to track and bill for this tax liability. However, the Company may be subject to sales tax liability for calls transmitted prior to the implementation of such tax software and against which it has no corresponding customer compensation. While the Company believes that any such liability will not be significant, there can be no assurance that such tax liability, if any, will not have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC issued an order on October 9, 1997, concluding that interexchange carriers must compensate payphone owners at a rate of $.284 per call for all calls using their payphones. This compensation method will be effective from October 7, 1997 through October 7, 1999. After this time period, interexchange carriers will be required to compensate payphone owners at a market-based rate minus $0.066 per call. A number of carriers have appealed this FCC order to the U.S. Court of Appeals for the D.C. Circuit or have sought FCC reconsideration of this order. Although the Company cannot predict the outcome of the FCC's proceedings on the Company's business, it is possible that such proceedings could have a material adverse effect on the Company's business, financial condition and results of operations.

    The FCC and certain state agencies also impose prior approval requirements on transfers of control, including pro forma transfers of control (without public notice), and corporate reorganizations, and assignments of regulatory authorizations. Such requirements may delay, prevent or deter a change in control of the Company or the Company's acquisition of another company. The FCC also imposes certain restrictions on U.S.-licensed telecommunications companies that are affiliated with foreign telecommunications carriers, especially if the foreign telecommunications carrier obtains a 25% or greater interest in a company. If the Company becomes controlled by or under common control with a foreign telecommunications carrier, or if the Company obtains a greater than 25% interest in or control over a foreign telecommunications carrier, the FCC could restrict the Company's ability to provide service on certain international routes.

    SOUTH AFRICA. In South Africa, the Company's future provision of certain services will be, and its current provision of call reorigination services may be, subject to the Telecommunications Act of 1996 and the Post Office Act of 1958. The SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license issued to that party in accordance with the SA Telecommunications Act. Although the Company believes that South African law does not prohibit the Company from providing its call reorigination services to customers in South Africa without a license, the telecommunications regulator in South Africa ("SATRA") has ruled that the provision of call reorigination services to customers in South Africa without a license violates the SA Telecommunications Act. Several entities filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to two years to occur. If the Company is determined to be providing a telecommunications service without a required license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services. There can be no guarantee that the courts in South Africa will not rule that call reorigination is illegal, that they will not do so within two years, or that the South African legislature will not promulgate an explicit prohibition on call reorigination. For the six months ended September 30, 1997, South Africa comprised the Company's most significant single market and accounted for approximately 29% of the Company's total revenues. Any such adverse legal action could therefore have a material adverse effect on the Company's business, financial condition and results of operation.

    BAHAMAS. The Company has entered into an operating agreement with the Bahamas Telephone Company ("Batelco"), for the purpose of providing, among other things, international telecommunications services to customers in the Bahamas. Recently, Batelco has taken several actions designed to block the Company's ability to offer services to customers in the Bahamas. The Company believes that these actions violate the terms of its operating agreement with Batelco. The Company also believes that Batelco's actions are inconsistent with U.S. policy and is working with the U.S. government, including the U.S. Embassy in the Bahamas and the U.S. Federal Communications Commission, to restore the Company's circuits to full capacity. If Batelco is permitted to block permanently or over a protracted period of time the Company's provision of service to customers in the Bahamas, such action could have a material adverse impact on the Company's business, financial condition and results of operation. For the six months ended September 30, 1997, the Company derived approximately 6% of its revenues from services it provided in the Bahamas.

RAPID CHANGES IN TECHNOLOGY AND CUSTOMER REQUIREMENTS

    Rapid and significant technological advancements and introductions of new products and services utilizing new technologies characterize the telecommunications industry. As new technologies develop, the Company may be placed at a competitive disadvantage, and competitive pressures may force the Company to implement new technologies at substantial cost. In addition, competitors may implement new technologies before the Company is able to implement such technologies, allowing those competitors to provide enhanced services and quality, or services at more competitive costs, compared with that which the Company is able to provide. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company, or which it may implement in the future, may not be preferred by its customers or may become obsolete. If the Company is unable to respond to competitive pressures, implement new technologies on a timely basis, or penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by the Company do not achieve a significant degree of market acceptance, then the Company's business, financial condition and results of operations could be materially adversely affected. See "--Risks of International Telecommunications Business" and "Competition."

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

    While the Company believes that its information systems are sufficient for its current operations, such systems will require enhancements, replacements and additional investments to continue their effectiveness in the future, particularly to enable the Company to manage an expanded Network. There can be no assurance that the Company will not encounter difficulties in enhancing its systems or integrating new technology into its systems. The inability of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition and results of operations. See "-Business-Strategy" and "-Business-Information Systems."

DEPENDENCE ON ARRANGEMENTS WITH CARRIERS

    The Company obtains most of its transmission capacity under a variety of volume-based resale arrangements with facilities-based and other carriers, including ITOs. Under these arrangements, the Company is subject to the risk of unanticipated price fluctuations and service restrictions or cancellations. The Company generally has not experienced sudden or unanticipated price fluctuations, service restrictions or cancellations imposed by such facilities-based carriers., except in the Bahamas. See "-Government Regulation-Bahamas." Although the Company believes that its arrangements and relationships with such carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships, or the Company's inability to enter into new arrangements and relationships with one or more of such carriers, could have a material adverse effect upon the Company's cost structure, service quality, network coverage, results of operations and financial condition.

    The Company's growth strategy in new markets is to some extent based on its ability to enter into operating agreements with domestic and foreign carriers. In accordance with industry practices, operating agreements entered into by the Company will be terminable upon short notice. While the Company has been successful in negotiating and maintaining operating agreements, none of which has been terminated to date, the trend toward deregulation of telephone communications in many countries and a significant reduction in outgoing traffic carried by the Company, among other things, could cause foreign partners to decide to terminate their operating agreements, or could cause such operating agreements to have substantially less value to the Company. Termination of these operating agreements could have a material adverse effect on the Company's business.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its four most senior officers and on its ability to hire and retain qualified management personnel. The loss of the services of one or more of these individuals could materially and adversely affect the business of the Company and its future prospects. The Company has entered into employment agreements with Messrs. Luca Giussani, Jeffrey Chaskin, Johannes S. Seefried and Richard McEwan and maintains key person life insurance on Messrs. Giussani and Chaskin in the amount of $2,000,000. The Company's future success will also depend on its ability to attract and retain additional management, technical, marketing, sales, financial and other personnel required in connection with the growth and development of its business. See "-Management."

FOREIGN CORRUPT PRACTICES ACT

    As a result of the Offering, the Company will become subject to the Foreign Corrupt Practices Act ("FCPA"), which generally prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business. The Company may be exposed to liability under the FCPA as a result of past or future actions taken without the Company's knowledge by agents, strategic partners or other intermediaries. Violations of the FCPA may also call into question the credibility and integrity of the Company's financial reporting systems. The Company's focus on certain emerging markets may tend to increase this risk. Such liability under the FCPA could have a material adverse effect on the Company's business, financial condition and results of operations.

FOREIGN EXCHANGE RATE RISKS

    The Company currently bills primarily in United States Dollars and generally is paid by customers outside of the United States either in United States Dollars or in local currency at predetermined exchange rates. Substantially all of the costs to develop and improve the Company's switching facilities and the Network have been, and will continue to be, denominated in United States Dollars. If the United States Dollar appreciates relative to the local currency, then the Company may suffer a competitive disadvantage because its services will grow more expensive than those of its competitors, such as the ITOs, that deal only in the local currency. Any depreciation of the value of the United States Dollar relative to the local currency may adversely affect the Company by effectively increasing the cost of the Company's capital expenditures made in such local currency. As the Company's business develops and expands, the Company anticipates that in many countries it may bill and receive payment in local currency at prevailing exchange rates. The Company's focus on emerging markets may tend to increase the risks that currency fluctuations pose. Although the Company has minimal operations in the Asian countries affected by recent substantial currency fluctuations, there can be no assurance that currency speculation and fluctuation will not affect the Company in Latin America, South Africa, the Middle East or its other emerging markets. The Company monitors exposure to currency fluctuations, and may, as appropriate, use certain financial hedging instruments in the future. However, there can be no assurance that the use of financial hedging instruments will successfully offset exchange rate risks, or that such currency fluctuations will not have a material adverse effect on the Company's business, results of operations and financial condition. See "-Risks of International Telecommunications Business" and "-Management's Discussion and Analysis of Financial Condition and Results of Operations."

CAPITAL EXPENDITURES

    The Company believes that the proceeds of this Offering, combined with other existing and anticipated sources of liquidity, will be sufficient to fund its capital requirements for approximately 18 months after consummation of the Offering. However, certain events could occur that would require the Company to obtain additional financing. Such events could include faster than expected growth or lower than anticipated funds generated from operations. In such case, the Company could require additional capital to continue to expand and upgrade the Network, fund the acquisition of businesses or investments in joint ventures and strategic alliances, or to otherwise implement its growth strategy. The exact amount of the Company's future capital requirements will depend upon many factors, including the cost, timing and extent of upgrades to and expansion of the Network and existing and new services, the Company's ability to penetrate new markets, regulatory changes, the status of competing services, the magnitude of potential acquisitions, investments and strategic alliances and the Company's results of operations. Individually or collectively, variances in these and other factors could materially change the Company's actual capital requirements. If additional capital is required, there can be no assurance that the Company will be able to raise such capital, or, if raised, that the terms of such financing will be favorable to the Company or will not be dilutive to the investments of purchasers of Common Stock in the Offering.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

    The Company's quarterly operating results have fluctuated and may continue to fluctuate due to various factors, including the timing of investments, general economic conditions, specific economic conditions in the telecommunications industry, the effects of governmental regulation and regulatory changes, user demands, capital expenditures, costs relating to the expansion of operations, the introduction of new services by the Company or its competitors, the mix of services sold and the mix of channels through which those services are sold, changes in prices charged by the Company's competitors, and other factors outside of the Company's control. Any combination of such factors, or any one of such factors, may in the future cause fluctuations in quarterly operating results. Variations in the Company's operating results could materially affect the price of the Company's Common Stock, see "-Management's Discussion and Analysis of Financial Condition and Results of Operations"; and in particular, the discussion therein of the results of operations in the first six months of 1997 and 1996.

PROTECTION OF INTELLECTUAL PROPERTY

    The Company relies on unpatented proprietary know-how and continuing technological advancements to maintain its competitive position. Although the Company has entered into confidentiality and invention agreements with certain of its employees and consultants, no assurance can be given that such agreements will be honored or that the Company will be able to effectively protect its rights to its unpatented trade secrets and know-how. Moreover, no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how. See "-Business-The Network" and "-Business-Information Systems."

    The Company has not registered or trademarked "Ursus" and the Company's logo in any jurisdiction. The Company is proposing to file registrations of its name and logo in the United States, but there can be no assurance that it will obtain adequate trademark, service mark or similar protection of its name and logo.

CONTROL BY EXISTING SHAREHOLDERS

    Immediately after the Offering, the Company's current shareholders (the "Existing Shareholders") will beneficially own an aggregate of 76.9% of the outstanding shares of the Company's Common Stock (or 74.3% if the Underwriters' Over-Allotment Option is exercised in full) and 100% of the Company's Series A Preferred Stock. The Series A Preferred Stock has the exclusive rights to elect two (2) of the five (5) members of the Company's Board of Directors, and one member less than a numerical majority of any expanded Board. Moreover, the Common Stock votes cumulatively for the election of Directors, which means that the Existing Shareholders have the power to elect at least one member of the Board of Directors so long as they control at least 33.3% of the outstanding Common Stock (or an even smaller percentage if the size of the Board is expanded). Accordingly, the Existing Shareholders will retain voting control of the Company after the consummation of the Offering, with the ability to elect a majority of the members of the Board of Directors and to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets). As long as the Existing Shareholders are the controlling shareholders of the Company, third parties will not be able to gain control of the Company through purchases of Common Stock not beneficially owned or otherwise controlled by the Existing Shareholders. Accordingly, the price of the Common Stock offered hereby would not reflect any premium which may be attributable to such ability to exercise or obtain control over the Company. While each of the Existing Shareholders has advised the Company that his current intention is to continue to hold all of the shares of Series A Preferred Stock and substantially all of the Common Stock beneficially owned following the Offering, there can be no assurance that any of the Existing Shareholders will not decide to sell all or a portion of their holdings at some future date after the applicable hold back period or that in any transfer by any of the Existing Shareholders of a controlling interest in the Company that any other holders of Common Stock will be allowed to participate in such transaction or will realize any premium with respect to their shares of Common Stock. See "-Effects of Certain Anti-Takeover Provisions," "-Principal and Registering Shareholders" and "-Description of Capital Stock--Certain Provisions of the Company's Articles of Incorporation and Bylaws and Statutory Provisions."

                                 OFFERING RISKS

ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

    Prior to the Offering, there has been no public market for the Common Stock. The Company has applied for quotation of the Common Stock on the Nasdaq National Market. However, there can be no assurance that, upon approval of the application, an active public trading market for the Common Stock will develop after the Offering or that, if developed, such market will be sustained. The initial public offering price of the Common Stock offered hereby was determined by negotiations between the Company and the Representative, and may not be indicative of the price at which the Common Stock will trade after the Offering. Consequently, there can be no assurance that the market price for the Common Stock will not fall below the initial public offering price. See "-Underwriting."

    The market price of the Common Stock may experience fluctuations unrelated to the Company's operating performance. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the telecommunications industry such as, among other things, announcements concerning the Company or its competitors, technological innovations, government regulations, and litigation concerning proprietary rights or other matters.

DILUTION

    Upon completion of the Offering, and assuming no exercise of the Underwriter's Over-Allotment Option or the Representative's Warrants, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $7.65 per share, assuming an Offering Price of $10.00 per share (the midpoint of the estimated range of the Offering price). If the Underwriters exercise their Over-Allotment Option in full, an additional 225,000 shares of Common Stock will be sold, and purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value of Common Stock of $7.43 per share, assuming an Offering price of $10.00 per share (the midpoint of the estimated range of the Offering price). And if, as anticipated, the Company uses its stock to make acquisitions, additional dilution will occur. Dilution represents the difference between the price of the Common Stock sold hereby and the pro forma net tangible book value per share of the Company after the Offering. See "--Dilution."

SHARES AVAILABLE FOR RE-SALE

    All of the currently outstanding shares of Common Stock are beneficially owned or otherwise controlled by the Existing Shareholders, either directly or indirectly. The 1,500,000 shares of Common Stock sold in the Offering will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), without restriction under the Securities Act. Generally, Rule 144 permits unaffiliated stockholders to resell, after satisfying a one year holding period, into the public market within any three month period a number of shares which does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the sale and allows affiliates to resell such securities after satisfying a two year holding period and subject to the foregoing volume limitations. After completion of the Offering, the Existing Shareholders will beneficially own or otherwise control an aggregate of 5,000,000 shares of the Common Stock and 1,000 shares of Series A Preferred Stock. Each of the Existing Shareholders has agreed not to sell any shares he beneficially owns, and not to permit any sales of any shares he otherwise controls, for 365 days following completion of the Offering without the prior written consent of the Representative. However, upon expiration of these agreements, the Existing Shareholders will be free to sell any Common Stock held by them, subject to the rules and regulations promulgated under the Securities Act. Furthermore, the Company intends to register within 90 days of the date of the Offering approximately 1,000,000 shares of Common Stock reserved for issuance pursuant to the Company's stock option plan, including options to purchase 415,000 shares at the initial public offering price to be granted upon commencement of the Offering. The Representative has permitted the Registering Shareholders to register their sale of 200,000 shares of Common Stock, which shares may not be sold without the consent of the Representative until 365 days after the date of this Prospectus. Any future sales of a substantial number of shares of Common Stock, or the perception that such sales could occur, could have a material adverse effect on the prevailing market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity or convertible securities. See "-Management-Stock Incentive Plan" and "-Shares Eligible for Future Sale."

EFFECTS OF CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Company's Articles of Incorporation and Bylaws and Florida law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's shareholders. For example, the Articles of Incorporation permit cumulative voting for directors, and the 1,000 shares of outstanding Series A Preferred Stock has the right to elect one less than a majority of the Board of Directors. In addition, the Board of Directors has the ability to issue "blank check" preferred stock without shareholder approval. Although the Board has no present plan to issue additional shares of preferred stock, the rights of the holders of common stock may be materially limited or qualified by the issuance of additional preferred stock in the future. See "Description of Capital Stock" and "-Control by Existing Shareholders." Upon amendment prior to the Offering, the Articles of Incorporation will require a 66 2/3% vote of shareholders to amend certain provisions of the Articles of Incorporation and will provide for a staggered Board of Directors.

FORWARD-LOOKING STATEMENTS

    Certain statements contained in this Prospectus, including, without limitation, statement containing the words "believes," "plans," "anticipates," "intends," "expects," and words of similar import, constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or the international long distance telecommunications industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; prospects for the international long distance telecommunications industry; competition; changes in business strategy or development plans; the loss of key personnel; the availability of capital; and other factors referenced in this Prospectus, including, without limitation, under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS

    Assuming no exercise of the Underwriters' Over-Allotment Option or Representative's Warrants, the net proceeds to the Company from the sale of the 1,500,000 shares of Common Stock offered by the Company, based upon an Offering Price of $10.00 per share (the midpoint of the estimated range for the Offering Price), and after deducting the estimated Offering expenses payable by the Company, including underwriting discounts and commissions, a 3% non-accountable expense allowance and a two year consulting fee to the Representative, will be approximately $13 million ($15 million if the Underwriter's Over-Allotment Option is exercised in full). The Company anticipates that it will use these net proceeds as follows:

        (a) Approximately $5 million as the equity component of the purchase price for strategic acquisitions to open new markets for the Company and expand business in existing markets. The target businesses to be acquired include competitors and independent reseller organizations. The Company projects that such acquisitions may add substantial additional annual revenues to its business; but the Company has no agreements regarding any such acquisitions and there can be no assurance that the Company will be able to consummate any such acquisition on acceptable terms, or at all.

        (b) Approximately $5 million to acquire equity interests in the Company's exclusive independent agencies in select markets, including South Africa, Egypt, Lebanon, Argentina and Peru, and planned agencies or subsidiaries in France, Germany and possibly Brazil. These agencies conduct the marketing and customer support aspects of the Company's business, and furnish a local base for conducting that business, and these investments will finance expansion of the Company's business in these territories and further cement the contractual relationships between the Company and these agencies. The Company has entered into agreements with its French and South African agencies to conclude such arrangements (see "Certain Relationships and Related Party Transactions"), but it has no other agreements regarding any other such transactions, and there can be no assurance that the Company will be able to consummate any such transaction on acceptable terms, or at all.

        (c) Approximately $2 million to purchase or make the down payment under financing arrangements for telecommunications infrastructure facilities, including switches and other equipment. These investments will allow the Company's business to expand by migrating customers in some markets to a direct access network, by deploying a network of Internet servers using IP telephony technology primarily for fax transmissions beginning in 1998, and for potential joint venture programs in Africa or elsewhere.

        (d) Approximately $1 million for general working capital purposes.

    The Company retains broad discretion in allocating the proceeds of this Offering, and the estimates given above, and, in particular, the allocation of the $10 million between purchasing complementary businesses and investing in the Company's agencies, will likely change in response to the opportunities for investments and acquisitions the Company seeks to exploit. Although the Company is holding ongoing discussions with various parties and agencies regarding possible acquisitions or investments, the Company does not have at present any firm commitments therefor, other than agreements to form a new joint venture with the Company's French partners and agency and purchase a minority interest in its South African agency which will at this point require aggregate investments by the Company of approximately $900,000 of the net proceeds of this Offering. See "Certain Relationships and Related Party Transactions."

    Pending their use, the Company will invest the net proceeds of this Offering in short term, investment grade, interest bearing securities and deposit accounts. The Company projects that the net proceeds of this Offering will be adequate to fund its anticipated capital requirements for approximately 18 months after the consummation of this Offering.

    The Company continuously reviews opportunities to develop and expand its business through strategic alliances with, investments in, or acquisitions of companies that are complementary to the Company's operations. The Company may finance such a venture with a portion of the net proceeds from the Offering, or alternatively through debt or capital stock in the Company, or the Company may also raise financing through bank debt or one or more public offerings of private placement of securities. Dilution of the Company's shareholders will occur if the Company issues additional shares of its stock to obtain financing. However, other than with respect to the agreements with its French and South African agencies discussed above and in "Certain Relationships and Related Party Transactions," the Company has no present understanding, commitment or agreement with respect to any such venture, and there can be no assurance that any such venture will occur, or that the funds to finance such venture will be available on reasonable terms, or at all.

                                 CAPITALIZATION

    The following table shows the capitalization of the Company as of September 30, 1997 and pro forma as adjusted to reflect the Stock Split of the Company's Class A and Class B shares into Series A Preferred Stock and Common Stock, and of its Class C Stock into Common Stock and the sale of the 1,500,000 shares of Common Stock hereby offered by the Company (assuming no exercise of the Over-Allotment Option, the Representative's Warrants or employee stock options) at an initial public offering price of $10.00 per share (the midpoint of the range of the estimated initial public offering price), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the application of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                              SEPTEMBER 30, 1997
                                                                                           ------------------------
                                                                                                        PRO FORMA
                                                                                                           AS
                                                                                            ACTUAL     ADJUSTED(2)
                                                                                           ---------  -------------

                                                                                            (DOLLARS IN THOUSANDS)
DEBT:
Loans payable............................................................................  $     250    $     250
  Total debt.............................................................................        250          250
SHAREHOLDERS' EQUITY:
Preferred Stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and
  outstanding, pro forma as adjusted.....................................................     --           --
Common Stock, $.01 par value; 20,000,000 shares authorized; 6,500,000 shares issued and
  outstanding, pro forma as adjusted (1).................................................     --               65
Common Stock--Class A: $50 par value; 500 shares authorized, issued and outstanding......         25       --
Common Stock--Class B: $50 par value; 15,500 shares authorized, 3,500 issued and
  outstanding............................................................................        175       --
Common Stock--Class C: $50 par value; 4,000 shares authorized, 1,416.67 shares issued and
  outstanding, net of discount of $2,084.................................................         69       --
Stock subscription receivable............................................................        (19)      --
Additional paid-in capital...............................................................     --           13,185
Retained earnings........................................................................      2,105        2,105
                                                                                           ---------  -------------
  Total shareholders' equity.............................................................      2,355       15,355
                                                                                           ---------  -------------
    Total capitalization.................................................................  $   2,605    $  15,605
                                                                                           ---------  -------------
                                                                                           ---------  -------------

------------------------

(1) Excludes 150,000 Representative's Warrants and 415,000 shares of Common Stock subject to options to be granted upon commencement of the Offering and the additional options that will be granted in the future under the Company's 1998 Stock Incentive Plan. See "Management-Stock Incentive Plan."

(2) Gives effect to the Stock Split of the Company's Class A and Class B shares into Series A Preferred Stock and Common Stock, and of its Class C stock into Common Stock. See Note 13 of Notes to Financial Statements.

                                DIVIDEND POLICY

    The Company has not paid any cash dividends to its shareholders since inception and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will depend on the Company's financial condition, capital requirements, results of operations, contractual limitations and any other factors deemed relevant by the Board of Directors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                    DILUTION

    The net tangible book value of the Common Stock as of September 30, 1997 was $2.3 million, or $.45 per share of Common Stock. "Net tangible book value" per share represents the amount of the Company's Shareholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding. Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering made hereby and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After (i) giving effect to the sale of 1,500,000 shares of Common Stock the Company offers hereby (and assuming no exercise of the Over-Allotment Option or the Representative's Warrants) at an assumed public offering price of $10.00 per share (the midpoint of the estimated range of the initial public offering price), (ii) deducting the underwriting discount, non-accountable expense allowance, and consulting fee and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as of September 30, 1997 would have been $15.3 million, or $2.35 per share. This represents an immediate increase in pro forma net tangible book value to the Existing Shareholders of $1.90 and an immediate dilution of $7.65 to new public investors purchasing Common Stock in the Offering, as illustrated in the following table:

Assumed offering price per share....................................  $   10.00

  Net tangible book value per share at September 30, 1997...........        .45

  Increase in net tangible book value per share attributable to new
    public investors................................................       1.90
                                                                      ---------

Pro forma net tangible book value per share after the Offering......       2.35
                                                                      ---------

Dilution per share to new public investors..........................  $    7.65
                                                                      ---------
                                                                      ---------

    The following table sets forth on a pro forma basis giving effect to the Offering as of September 30, 1997 the difference between Existing Shareholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price paid per share at an assumed public offering price of $10 per share (the midpoint of the estimated range of the initial public offering price):

                                                                                                 AVERAGE
                                              SHARES PURCHASED         TOTAL CONSIDERATION        PRICE
                                           -----------------------  --------------------------     PER
                                             NUMBER      PERCENT       AMOUNT        PERCENT      SHARE
                                           ----------  -----------  -------------  -----------  ---------
Existing Shareholders....................   5,000,000(1)         77%(1) $     250,000(2)          2%(2) $     .05
New public investors.....................   1,500,000(3)         23% $  15,000,000         98%  $   10.00
                                           ----------         ---   -------------         ---
  Total..................................   6,500,000         100%  $  15,250,000         100%
                                           ----------         ---   -------------
                                           ----------         ---   -------------

------------------------

(1) Excludes the effect of 415,000 shares of Common Stock subject to options to be granted upon commencement of the Offering at the Offering Price and the additional options that will be granted in the future.

(2) No portion of the initial purchase price is allocated to the 1,000 outstanding shares of Series A Preferred Stock.

(3) Assumes no exercise of the Underwriters' Over-Allotment Option or the Representative's Warrants.

                            SELECTED FINANCIAL DATA

    The following table sets forth certain selected financial information for the Company for (i) the fiscal years ended March 31, 1995, 1996 and 1997, which have been derived from the Company's audited financial statements and notes thereto included elsewhere in this Prospectus, (ii) the fiscal year ended March 31, 1994, which has been derived from unaudited financial statements of the Company which are not included herein, and (iii) the six months ended September 30, 1996 and 1997, which have been derived from unaudited financial statements which are included herein. The information presented as "Other Operating Data" and for EBITDA is not audited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. The following financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto appearing elsewhere herein.

                                                                                                  SIX MONTHS ENDED
                                                               YEAR ENDED MARCH 31                  SEPTEMBER 30
                                                    ------------------------------------------  --------------------
                                                      1994       1995       1996       1997       1996       1997
                                                    ---------  ---------  ---------  ---------  ---------  ---------
                                                      (IN THOUSANDS, EXCEPT FOR PER SHARE DATA AND OTHER OPERATING
                                                                                 DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Retail..........................................  $     848  $   6,291  $  13,228  $  20,523  $   9,546  $  12,239
  Wholesale.......................................     --         --         --            315     --            975
                                                    ---------  ---------  ---------  ---------  ---------  ---------
      Total revenues..............................  $     848  $   6,291  $  13,228  $  20,838  $   9,546  $  13,214
Gross profit......................................  $     344  $   2,544  $   5,553  $   8,643  $   3,968  $   4,445
Operating income (loss)...........................  $    (814) $     159  $   1,369  $   2,004  $     890  $     788
Net income (loss).................................  $    (813) $     382  $     790  $   1,253  $     547  $     493
Net income (loss) per share (1)...................  $    (.18) $     .08  $     .16  $     .25  $     .11  $     .10
Weighted average shares outstanding (1)...........      4,615      4,869      5,000      5,000      5,000      5,000

OTHER OPERATING DATA (AT END OF PERIOD):
Retail customers(3)...............................        833      4,456      9,791     15,729     12,406     24,236
Wholesale customers (4)...........................     --         --         --              1     --              3
Number of employees...............................          9         10         12         17         17         19

OTHER FINANCIAL DATA:
EBITDA (2)........................................  $    (771) $     231  $    ,463  $   2,140  $     945  $     885
Net cash provided by (used in) operating
  activities......................................  $    (497) $     229  $     672  $     858  $     406  $     212
Net cash (used in) investing activities...........  $    (338) $    (173) $    (222) $    (439) $    (246) $    (342)
Net cash (used in) provided by financing
  activities......................................  $     995  $     (40) $    (150) $    (155) $    (130) $    (259)
Capital expenditures..............................  $     330  $     143  $      93  $     352  $     164  $     199

                                                                                                       AS OF SEPTEMBER 30, 1997
                                                                        AS OF MARCH 31                ---------------------------
                                                          ------------------------------------------                AS ADJUSTED
                                                            1994       1995       1996       1997       ACTUAL          (5)
                                                          ---------  ---------  ---------  ---------  -----------  --------------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total current assets....................................  $     381  $   1,273  $   2,363  $   4,578   $   5,014     $   18,014
Working capital (deficiency)............................       (129)       150        811      1,658       1,423         14,423
Total assets............................................        683      1,720      2,797      5,243       6,012         19,012
Total current liabilities...............................        510      1,122      1,552      2,920       3,591          3,591
Long term debt, less current portion....................        729        730        580        425      --             --
Total shareholders' equity (capital deficiency).........       (563)      (162)       609      1,861       2,355         15,355

------------------------

(1) Net income (loss) per common share is computed based on the weighted average number of common shares outstanding during each period, and gives retroactive effect to the Stock Split. See Note 13 of Notes to Financial Statements.

(2) EBITDA represents net income (loss) plus net interest expense (income), income taxes, depreciation and amortization. While EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net income (loss) as a measure of performance, or cash flow as a measure of liquidity, it is included herein because it is a measure commonly used by securities analysts.

(3) Consists of active Company subscribers that were billed in the final month of the respective periods.

(4) Wholesale customers that had active accounts with the Company in the respective periods.

(5) As adjusted to give effect to the Offering. See "Use of Proceeds" contained elsewhere in this Prospectus.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND THE RELATED NOTES AND OTHER INFORMATION REGARDING THE COMPANY INCLUDED ELSEWHERE IN THE PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED RESULTS AS A RESULT OF CERTAIN FACTORS, INCLUDING, BUT NOT LIMITED TO THE "RISK FACTORS" DISCUSSED ELSEWHERE IN THE PROSPECTUS.

OVERVIEW

    The Company is a provider of international telecommunications services. The Company offers a broad range of discounted international and enhanced telecommunication services, including U.S. originated long distance service and direct-dial international service, typically to small and medium sized businesses and travelers. The Company's primary service provided is call reorigination, which accounted for approximately 80% of its revenues for the six month ended September 30, 1997. The Company also sells services to other carriers on a wholesale basis. The Company's retail customer base, which includes corporations and individuals, is primarily located in South Africa, Latin America, the Middle East (Lebanon and Egypt), Russia and France. The Company operates a switched-based digital telecommunications network. The Company installed its first switch in Sunrise, Florida, which became fully operational in October 1993. Revenues were first earned in November 1993. The Company has acquired an additional switch, which it intends to install in Paris, France in the quarter ending March 31, 1998. From November 1993 until the current time, the Company has derived its growth by marketing its services through a worldwide network of independent agents which service in the aggregate approximately 26,000 registered Company subscribers as of November 30, 1997. Minutes of use of the Company's services has increased from 552,374 in the fiscal year ended March 31, 1994 to 19,346,832 in the eight months ended November 30, 1997. The Company has generated a positive EBITDA (see definition of EBITDA in "Selected Financial Data") for its first full year of operations (March 31, 1995) and for every period since then.

    The Company's Management believes that the funds raised by the Offering will allow the Company to expand its customer base and the number of markets it penetrates by:

        a) Using $5 million of the proceeds as the equity component of the purchase price for strategic acquisitions, and using debt as the other component of payment. The Company projects that such leveraged structured acquisitions could add substantial additional annual revenues to its business. As telecommunications services move from a monopoly structure to a deregulated industry inviting new competitors to exploit market opportunities, the cost of growth increases due to competitive pressures, and the window of opportunity to gain market share narrows accordingly. Such a trend creates a strong motivation to gain market share rapidly in selective markets through timely acquisitions.

        b) Acquiring equity interests in the Company's exclusive agencies in selected markets to further cement the contractual relationships with these agencies, and to finance the expansion of the Company's business in the markets that may offer favorable opportunities and returns.

        c) Deploying new technologies such as Internet Protocol (IP) Telephony, thereby creating the opportunity to bypass today's switched telephone network by using cost-effective packet switched networks and/or the public Internet for the delivery of fax and some voice communications. The Company intends to deploy a number of Fax Servers into selected countries to exploit the opportunities provided by IP Telephony technology, particularly in its application to fax transmission. This strategy will not only allow for a more aggressive market penetration in selected markets, particularly in regulated markets, but may also allow the Company to reduce its transmission costs.

        d) Purchasing under leveraged financing arrangements telecommunications equipment including switches, in order to allow the Company to expand its U.S. wholesale business and also expand its direct access Network, particularly where demand by existing customers warrants the capital investment required to migrate such customers from a call reorigination to a direct access method.

    There can be no assurance that the Company will be able to achieve these goals. See "Risk Factors."

REVENUE

    The geographic origin of the Company's revenues is as follows:

                                                                                  SIX MONTHS ENDED SEPTEMBER
                                                 YEAR ENDED MARCH 31,                         30,
                                      ------------------------------------------  ---------------------------
                                          1995          1996           1997           1996          1997
                                      ------------  -------------  -------------  ------------  -------------
Africa..............................  $    369,087  $   1,403,094  $   3,899,701  $  1,492,006  $   3,989,068
Europe..............................       316,903      1,988,030      4,252,104     2,233,553      2,043,914
Latin America.......................     4,387,351      6,337,284      7,265,473     3,447,061      3,465,699
Middle East.........................       413,796      2,101,864      3,741,890     1,749,399      2,094,143
Other...............................       803,375      1,397,802      1,363,852       624,146        983,212
United States.......................       --            --              315,407       --             638,415
                                      ------------  -------------  -------------  ------------  -------------
                                      $  6,290,512  $  13,228,074  $  20,838,427  $  9,546,165  $  13,214,451
                                      ------------  -------------  -------------  ------------  -------------
                                      ------------  -------------  -------------  ------------  -------------

    The Company's subscriber base has grown as follows:

AS OF:                                                                                       NUMBER OF SUBSCRIBERS
-------------------------------------------------------------------------------------------  ---------------------
September 30, 1997.........................................................................           24,236
March 31, 1997.............................................................................           15,729
March 31, 1996.............................................................................            9,791
March 31, 1995.............................................................................            4,456

    The number of the Company's independent agents has varied as follows:

AS OF:                                                                        NUMBER OF INDEPENDENT AGENCY AGREEMENTS
-------------------------------------------------------------------------  ---------------------------------------------
September 30, 1997.......................................................                           17
March 31, 1997...........................................................                           17
March 31, 1996...........................................................                           15
March 31, 1995...........................................................                           11

    The percentage of retail (minutes sold to retail end users) and wholesale (minutes sold to other telecommunication carriers) revenues has been as follows:

PERIOD ENDED                                                                                 RETAIL %      WHOLESALE %
------------------------------------------------------------------------------------------  -----------  ---------------
Six Months Ended September 30, 1997.......................................................        92.6%           7.4%
Year Ended March 31 1997..................................................................        98.5%           1.5%
Year Ended March 31, 1996.................................................................         100%        --
Year Ended March 31, 1995.................................................................         100%        --

    The Company expects that wholesale revenues will increase in the near term, and may become a more significant portion of the Company's total revenue. The Company generates its retail revenues primarily through its independent agents. No single Company subscriber represents 1% or more of the Company's revenue. Agency agreements generally are exclusive and typically have an initial term of five years with two additional three-year option periods. The four largest independent agents account for approximately 66% of the Company's revenue for the six months ended September 30, 1997, and any material disruption in or termination of these agreements could have a material adverse effect on the Company's operations. See "Risk Factors--Dependence on Independent Exclusive Agents" and Note 10 to the financial statements, "Significant Customers."

    The Company believes its retail services are competitively priced below those of the ITOs in each country in which the Company offers its services. Prices for telecommunications services in many of the Company's core markets have declined as a result of deregulation and increased competition. The Company believes that worldwide deregulation and increased competition are likely to continue to reduce the Company's retail revenues per billable minute. The Company believes, however, that any decrease in retail revenues per minute will be at least partially offset by an increase in billable minutes by the Company's customers, and by a decreased cost per billable minute as a result of the deployment of direct access facilities, the application of Internet protocol ( IP ) telephony particularly for fax transmissions, the Company's ability to exploit purchasing discounts based on increased traffic volumes, while optimizing the Company's available least cost routing choices in additional markets. The Company will, nonetheless, continue to use call reorigination services in markets that do not justify the capital commitments associated with establishing switching facilities, or which are subject to adverse regulatory impediments to direct access or other alternative services.

COST OF GOOD SOLD AND GROSS MARGIN

    The most significant portion of the Company's cost of telecommunications services are transmission and termination costs, which vary based on the number of minutes used. The Company purchases the switched minutes from other carriers. The Company historically purchased a portion of the minutes subject to fixed volume commitments (see notes to the financial statements) and other contractual arrangements. The carriers have recently reserved the right to terminate these agreements upon short notice. (See "Risk Factors"--"Dependence on Availability of Transmission Facilities" and "Dependence on Arrangements with Carriers.") The Company has historically been able to arrange favorable volume purchase arrangements based upon its high usage and its excellent credit history, and these arrangements continue under the newer terminable agreements.

    During the last year, the Company's segment of the international telecommunications industry has experienced a general tightening of gross margins, due to declining retail and wholesale prices. The Company's own gross margin results, particularly in the six months ended September 30, 1997, have reflected this trend, which has ultimately brought the Company's past gross margin results more in line with industry wide standards. Factors impacting the Company's lower gross margin as compared to earlier periods include declining retail prices, the start of the wholesale business with lower profit margins (averaging approximately 5% to 10%), and increased incremental costs associated with the Company's call reorigination customers. The reduction in retail prices reflects competition from deregulation as well as the Company's strategic decision to gain market share and increase revenue by more competitive pricing. By increasing total minutes purchased not only through an aggressive retail expansion, but also through wholesale business, the Company expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms. However, the benefits of such cost reductions are slower to mature than the revenue reductions from price discounting. The Company expects that deregulation and increasing competition will continue to reduce revenues per minute thereby reducing profit margins, particularly for the Company's call reorigination business, which results in high variable costs, including non-billable access costs. The Company's strategic response focuses on reduction of its cost of providing telecommunication services by deploying the proceeds of this Offering to expand its business, migrate its customer business from call reorigination to a direct access call method when this is feasible, and deploying IP telephony servers in strategic markets.

    The Company's costs of providing telecommunications services to customers consist largely of: a) variable costs associated with the origination, transmission and termination of voice and data telecommunications services over other carriers' facilities, and b) costs associated with owning or leasing and maintaining switching facilities and circuits. Currently, the variable portion of the Company's cost of revenue predominate, based on the large proportion of call reorigination customers and the number of minutes of use transmitted and terminated over other carrier's facilities. Thus, the Company's existing gross profitability primarily reflects the difference between revenues and the cost of transmission and termination over other carrier's facilities. Therefore, the Company seeks to lower the variable portion of its cost of services by eventually originating, transporting and terminating a higher portion of its traffic over its own Network or via media such as the Internet and private data networks, and by increasing its purchasing power and volume discounts through the increase of the number of minutes it purchases for other carriers.

    The Company realizes higher gross margins from its retail services than from its growing wholesale services. However, wholesale services provide a source of additional revenue and add significant minutes originating and terminating on the Company's Network, thus enhancing the Company's purchasing power for switched minutes and enabling it to take advantage of volume discounts which should eventually translate into enhanced profits for the Company.

    The Company seeks to reduce its cost of revenues by: a) expanding and upgrading the Ursus Network, by adding to the Network more owned and leased facilities, and by increasing the traffic volume carried by these facilities, so that the percentage of the Company's revenues based on variable costs, including higher access costs from call reorigination, will decline as revenues based on a fixed cost structure increase, thereby allowing the Company to spread the fixed costs over increasing traffic volumes; b) negotiating lower cost of transmission over the facilities owned and operated by other carriers, principally through increased purchasing volumes; and c) expanding the Company's least cost routing choices and capabilities.

    The Company's overall gross margins may, however, fluctuate in the future based on its mix of wholesale and retail international long distance services and the percentage of calls using direct access and/ or call-through as compared to call reorigination. Gross margins may also change to reflect any significant international long distance rate reductions imposed by ITOs to counter external competitive threats.

OPERATING EXPENSES

    Operating expenses include: 1) commissions, 2) selling expenses, 3) general and administrative expenses, and 4) depreciation and amortization expenses.

    The Company pays commission expense to its network of independent agents pursuant to long term agency agreements. The Company's decision to use independent agents has been primarily driven by the low initial fixed costs associated with this distribution channel, and the agents' familiarity with local business and marketing practices. The percentage of retail revenue paid for commissions has been as follows:

Six Months Ended September 30, 1997.................................................      17.4%
Six Months Ended September 30, 1996.................................................      18.7%
Year Ended March 31, 1997...........................................................      18.4%
Year Ended March 31, 1996...........................................................      18.4%
Year Ended March 31, 1995...........................................................      19.5%

    Because the Company's contracts with its agents generally are long term in nature, the Company expects these costs to remain stable as a percentage of revenue. The Company has not paid commissions to generate wholesale sales. It is possible that this will occur in future periods. The aggregate sales commissions paid by the Company have increased over the past three years as its business has expanded. The Company anticipates that in the future revenues from direct access (which carries lower commission rates) and especially wholesale services (which involves minimal or no commissions) will increase relative to its existing services, and that therefore commissions will decline as a percentage of revenues.

    Selling expenses (exclusive of commissions) consist of the selling and marketing costs, including salaries and benefits, associated with attracting new independent agents and servicing the agents. The Company performs standard due diligence prior to signing agency agreements and then expends significant time training the agents in the Company's practices and procedures.

    The Company's general and administrative expenses consist of salaries and benefits and corporate overhead. Included in salaries through September 30, 1997 is a bonus paid to two officers of the Company representing 20% of the Company's pretax profits computed without regard to the bonus. (See Note to Financial Statements--Note 9.--Commitments) These arrangements have been terminated and replaced with new employment agreements. See "Management--Employment Agreements." Bad debt expense has never exceeded 0.4% of total retail revenue. In addition, the cost of collecting accounts receivable is also minimal. The Company has achieved these results because of its ability to attract, train and retain high quality independent agents and because the independent agents contractually assume the risk of credit loss and the cost of collection on the underlying sales. The Company's financial results may reflect higher levels of bad debt losses as its wholesale and other lines of business expand and as it makes investments in the equity of its independent agencies. The Company expects that general and administrative expenses may increase as a percentage of revenues in the near term as the Company incurs additional costs associated with its development and expansion, the expansion of its marketing and sales organization, and the introduction of new telecommunications services. See "--Risk Factors--Dependence on Independent Exclusive Agents" and "--Risk Factors--Credit Risk."

    In addition to the Company's efforts to reduce its cost of goods sold by migrating customers to direct access by deploying IP telephony technology, and by maximizing volume discounts; the Company also actively manages and seeks to reduce its selling, general and administrative expenses. As part of this focus, the Company uses its network of exclusive independent agencies to bear much of the marketing expenses that its competitors may have to bear directly. Furthermore, the Company's strategy of using its competitor's infrastructure to carry its telecommunications traffic also reflects this approach, and keeps the Company's fixed costs controllable. Even more importantly, the Company aggressively manages its back office systems, by developing and implementing efficient computerized systems in order to maximize selling, general and administrative expenses ("SG&A") efficiency (e.g., Revenue and EBITDA per Dollar of SG&A) and maximize the Company's existing productivity per employee.

    Depreciation and amortization expense consists primarily of the expenses associated with the Company's investments in equipment, and will continue to increase substantially as the Company installs additional switches and other fixed facilities. The Company expects these increased costs will be amortized over an increased revenue base, resulting in stable percentage costs.

    Since telecommunications capacity is generally readily available to service international long distance routes, the Company carefully evaluates whether investing in its own facilities will increase the profit potential of a given market. The Company's ongoing strategy has been to carefully evaluate any network expansion through the acquisition and deployment of switches or other equipment to avoid having to cover these substantial investments in advance of a proven marketing plan or in the absence of an existing customer base. This concept can generally be monitored and illustrated in each market by examining the relationship between EBITDA and property, plant and equipment, which reflects the cash flow being generated by the Company's infrastructure investments.

    Other income (expense) consists primarily of interest expense on long term debt and interest income earned in connection with advances to officers and consultants and short-term investments.

    Summary of Operating Results (Stated As A Percentage of Revenues)

                                                                                                               SIX MONTHS
                                                                                                          ENDED SEPTEMBER 30,
                                                                              YEAR ENDED MARCH 31,
                                                                         -------------------------------  --------------------
                                                                           1995       1996       1997       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------
Revenue................................................................      100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales..........................................................       59.6       58.0       58.5       58.4       66.4
Gross profit...........................................................       40.4       42.0       41.5       41.6       33.6
Operating expenses:
  Commission...........................................................       19.5       18.4       18.1       18.5       17.4
  Selling, general and administrative (exclusive of bonuses paid to
    officers)..........................................................       16.9       10.0       10.8       11.3        9.4
  Bonuses paid to officers.............................................        0.4        2.5        2.4        1.9        1.5
  Depreciation and amortization........................................        1.1        0.7        0.6        0.6        0.7
Total operating expenses...............................................       37.9       31.6       31.9       32.3       27.7
Operating income.......................................................        2.5       10.3        9.6        9.3        6.0
Other expense..........................................................        1.0        0.4        0.1        0.2     --
Income before income taxes.............................................        1.6        9.9        9.6        9.1        6.0
Income tax expense (benefit)...........................................       (4.5)       4.0        3.5        3.4        2.3
Net income.............................................................        6.1        6.0        6.0        5.7        3.7

YEAR ENDED MARCH 31, 1997 COMPARED TO MARCH 31, 1996

    REVENUES. Revenues increased $7.6 million (57.6%), from $13.2 to $20.8 million. The increase in revenues was primarily derived from an increase in billed customer minutes from retail sales, principally in the international call reorigination business. This increase reflects the Company's increased market penetration, especially in the South African, Russian and Middle Eastern markets. The total number of independent agents increased from 15 to 17. In addition, the Company earned wholesale revenues of $0.3 million in 1997 with no corresponding amount in 1996.

    COST OF REVENUES. Cost of revenues increased $4.5 million (58.9%) from $7.7 million in 1996 to $12.2 million in 1997, principally reflecting the increased amount of traffic being handled by the Company. The slight (0.5%) increase in cost of revenues as a percentage of revenues reflects almost exclusively the Company's wholesale revenues in the period (with a lower profit margin than retail revenues) of $0.3 million, with no corresponding amount in the prior period.

    GROSS PROFIT. Gross profit increased $3.1 million (55.6%) from $5.5 million in 1996 to $8.6 million in 1997 reflecting the increase in number of minutes billed. As a percentage of revenue gross profit was 42.0% in 1996 and 41.5% in 1997.

    OPERATING EXPENSES. Operating expenses increased $2.4 million (58.7%) from $4.2 million to $6.6 million. This increase was due to an increase in commission costs of $1.3 million attributable to the increased sales volume generated by the Company's independent agents. Bonuses paid to officers pursuant to their employment agreements, additional consulting and travel expenses related to maintaining and improving agency relations, additional legal and professional fees and travel expenses related to the attempt by the Company to secure expansion financing and negotiate strategic alliances resulted in increased costs of $0.5 million. In addition the Company increased staffing levels from 12 to 17 and secured additional office facilities at its headquarters in Sunrise, Florida resulting in increased costs of $0.2 million. The growth in other categories of operating expenses of $0.4 million was related primarily to the Company's increased level of activity.

    Depreciation and amortization expense increased approximately $30,000 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements incurred in connection with the office expansion.

    As a percentage of revenue, operating expenses increased slightly to 31.9% in 1997 from 31.6% in 1996, as the additional revenue offset the additional costs and expenses.

    OPERATING INCOME. Operating income increased by $0.6 million (46.4%) from $1.4 million in 1996 to $2.0 million in 1997. As a percentage of revenue, operating income decreased by 0.7% to 9.6% in 1997 from 10.3% in 1996, primarily reflecting a 0.5% reduction created by the impact of the commencement of the lower margin wholesale business in 1997.

    INTEREST EXPENSE. Interest expense decreased to approximately $40,000 from approximately $60,000, reflecting reductions in long-term debt.

    NET INCOME. As a result of these factors, and principally reflecting the growth in the Company's minutes billed to customers, net income increased to $1.3 million from $0.8 million in 1996.

YEAR ENDED MARCH 31, 1996 COMPARED TO MARCH 31, 1995

    REVENUES. Revenues increased $6.9 million (110.3%) from $6.3 million in 1995 to $13.2 million in 1996, primarily from an increase in billed customer minutes from international call reorigination. The Company also opened new markets by entering into four new independent agency agreements in the period, and also increased its market penetration within existing markets.

    COST OF REVENUES. Cost of revenues increased $4.0 million from $3.7 million in 1995 to $7.7 million in 1996, primarily as a result of the increase in traffic volume. Cost of revenues as a percentage of revenues decreased from 59.6% to 58.0%, reflecting the negotiation of volume discounts and other favorable carrier agreements.

    GROSS PROFITS. Gross profits increased $3.0 million (118.3%) from $2.5 million in 1995 to $5.6 million in 1996. As a percentage of revenue, gross profit increased to 42.0% in 1996 from 40.4% in 1995 due to favorable negotiations of the cost of switched minutes provided by carriers.

    OPERATING EXPENSES. Operating expenses increased $1.8 million (75.4%) from $2.4 million in 1995 to $4.2 million in 1996. As a percentage of revenues, overall operating expenses decreased from 37.9% in 1995 to 31.6% in 1996, primarily because increased selling, general and administrative expenses were more than offset by increased revenues in the period, and the Company's overhead expenses were absorbed by a larger base of revenues. Commissions increased by $1.2 million from 1995 to 1996 as a direct result of increased revenues. Commissions as a percentage of revenue decreased from 19.5% in 1995 to 18.4% in 1996, primarily because of commission adjustments with the agents. Officers' salaries and bonuses increased $0.2 million from $0.4 million in 1995 to $0.7 million in 1996 primarily as a result of the provisions, in effect until December 31, 1997, contained in the officers' contracts that provided for bonus payments as a fraction of the Company's income before taxes. These agreements have been terminated and replaced by new contracts with these officers effective January 1, 1998. See "Management-Employment Agreements." Other expenses increased $0.3 million, primarily as a result of increases in employment and payments under a consulting agreement.

    Depreciation and amortization expense increased approximately $20,000 from approximately $70,000 in 1995 to approximately $90,000 in 1996, primarily due to capital expenditures for switch equipment and computer equipment.

    INTEREST EXPENSE. Interest expense was approximately $60,000 in 1995 and 1996. Average long term debt outstanding, and the interest rate charged during the two periods did not change significantly.

    OPERATING INCOME. Operating income increased by $1.2 million, from $0.2 million in 1995 to $1.4 million in 1996, as a result of increased sales and the resultant increased gross profit. In addition the Company's operating expenses declined from 37.9% to 31.6% of total revenues from 1995 to 1996 as a result of a decrease in the commission pay-out to agents and a decrease in SG&A of 6.5% in relation to total revenues.

    NET INCOME. Net income increased $0.4 million (107%) from $0.4 million in 1995 to $0.8 million in 1996 as a result of 1) increased levels of operating income and 2) the Company eliminated its deferred tax asset valuation allowance in 1995 resulting in an increased income in 1995 of $0.3 million. Had this tax benefit not been realized in 1995 net income in 1996 would have increased by $0.7 million over 1995 amounts.

SIX MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30,
  1996

    REVENUES. Revenues increased $3.7 million (38.4%) from $9.5 million to $13.2 million. The increase in revenues reflects increased billed retail customer minutes, particularly in the South African and Middle Eastern markets. In addition, the Company earned $1.0 million of wholesale revenue in the current period, with no comparable prior period revenues.

    COST OF REVENUES. Cost of revenues increased by $3.2 million (57.2%) from $5.6 million in 1996 to $8.8 million in 1997. The increase in cost of revenues primarily reflects an increase in sales volume based on number of minutes sold. Costs of revenues as a percentage of sales increased from 58.4% to 66.4%, because selling prices per minute decreased faster than costs per minute. This increase in the Company's costs as a percentage of revenues primarily reflects declining retail prices, the growth of the less profitable wholesale business, and increasing incremental non-billable access costs associated with the Company's call reorigination business. As discussed in "Costs of Goods Sold and Gross Margin," above, retail price reductions tend to reduce gross revenues before the benefits of the negotiated volume-based rate reductions by carriers can be realized. The Company's margins in the first half of 1997 reflected this trend.

    GROSS PROFITS. Gross profit increased $0.4 million (12.0%) from $4 million in 1996 to $4.4 million in 1997. As a percentage of revenue gross profit was 41.6% in 1996 and 33.6% in 1997. Gross profit margin decreased because of 1) sales price per minute decreased faster than cost price per minute and 2) the Company began its wholesale carrier business which operates on much lower gross profit margins. The reduction in prices reflects price competition from deregulation as well as the Company's strategic decision to gain market share and increase revenue by more competitive pricing. By increasing total minutes purchased not only through this aggressive retail expansion, but also through the expansion of its wholesale business, the Company eventually expects to reduce the rates it pays for switched minutes through volume discounts and other mechanisms. However, the benefits of such cost reductions are slower to mature than the immediate revenue reductions from price discounting.

    OPERATING EXPENSES. Operating expenses increased $0.6 million from $3.1 million in 1996 to $3.7 million in 1997. The increase was due to an increase in commission expense of $0.4 million (reflecting increased gross revenues in spite of a 1.1% decrease in the agents' total commission pay-out percentage) and increases in salaries and wages of $0.2 million. Operating expenses as a percentage of revenues decreased by 4.5%, primarily because additional selling, general and administrative expenses were more than offset by increased revenues in the period, and the Company's overhead expenses were absorbed by a larger base of revenues.

    Depreciation and amortization expense increased approximately $30,000 from approximately $60,000 in 1996 to approximately $90,000 in 1997 as a result of switch upgrades, the purchase of additional computer equipment and software, and leasehold improvements.

    INTEREST EXPENSE. Interest was approximately $20,000 in 1996 and $15,000 in 1997, reflecting a reduction in the Company's outstanding long-term debt.

    OPERATING INCOME. Operating income decreased $0.1 million from $0.9 million in 1996 to $0.8 million in 1997 primarily as a result of decreased gross margin rates due to the increase in cost of sales from 58.4% to 66.4% of revenues, this despite the fact that SG&A as a percentage of revenues decreased by 1.9%. Other operating expenses did not change significantly.

    NET INCOME. As a result of all of the foregoing factors, and in particular because of the Company's strategic decision to increase its gross revenues by price reductions, the Company's net income remained unchanged at $0.5 million.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's capital requirements consist of capital expenditures in connection with the acquisition and maintenance of switching capacity and working capital requirements. Historically, the Company's capital requirements have been funded primarily by funds provided by operations, term loans funded or guaranteed by its majority shareholder, and capital leases. The Company's existing financing is a term loan from Citibank-Zurich, with a $70,000 outstanding balance. This loan is secured by deposits pledged by the Company's majority stockholder. The note bears interest at a rate tied to the interest paid on the pledged deposits (the average rate paid was 8.75%p.a. over the six months ended September 30, 1997). The note matures on August 31, 1998; however, the Company plans to repay this debt in full by March 1998 and does not intend to draw additional funds under this facility. On January 21, 1998, the Company agreed to buy a switch for $303,132. The purchase agreement provides for vendor financing requiring a $60,000 down payment, six (6) monthly installments beginning February 5, 1998 at 9.5% interest per annum and a final balloon payment of $153,133 on August 25, 1998. Following the completion of this Offering, the Company may seek to obtain a stand-by credit facility for working capital needs, capital leasing requirements and/or other unanticipated financing needs. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions."

    Net cash provided by operating activities was $0.2 million in 1995, $0.7 million in 1996 and $0.9 million in 1997. The net cash provided by operating activities in 1996 and 1997 mainly reflects net earnings offset by an increase in accounts receivable relative to accounts payable to carriers. For the six months ended September 30, 1997 compared to the same period at September 30, 1996, net cash provided by operating activities decreased by approximately $0.2 million reflecting net earnings being offset by an increase in accounts receivable resulting primarily from longer payment cycles from the Company's agents, relative to the Company's accounts payable to carriers. Increased prepaid expenses for that period represented additional prepaid bonuses and insurance payments, in addition to an income tax receivable which represented an overestimation of actual tax payments.

    Net cash used in investing activities was $0.2 million in 1995, $0.2 million in 1996, and $0.4 million in 1997. The net cash used in investing activities in 1995, 1996, and 1997 principally reflects an increase in equipment purchases. Net cash used in investing activities for the six months ended September 30, 1997 was $0.3 million principally reflecting an increase in equipment purchases and a deposit towards the purchase of an equity stake in the South African agency.

    Net cash used in financing activities was approximately $40,000 in 1995, $150,000 in 1996, and $155,000 in 1997. The activities consisted of debt repayment, primarily to the Company's bank for long term financing obtained in 1993 and 1994. Net cash used in financing activities for the six months ended September 30, 1997 was $258,635 reflecting debt repayment and deferred costs related to the Company's planned Offering.

    The Company expects that the net proceeds from the Offering, together with internally generated funds will provide sufficient funds for the Company to expand its business as planned and to fund anticipated growth for the next 18 months. However, the amount of the Company's future capital requirements will depend upon many factors, including the performance of the Company's business, the rate and manner in which it expands, staffing levels and customer growth, as well as other factors that are not within the Company's control, including competitive conditions and regulatory or other government actions. In the event that the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, together with internally generated funds or other financing, prove to be insufficient to fund the Company's growth and operations, then some or all of the Company's development and expansion plans could be delayed or abandoned, or the Company may be required to seek additional funds earlier than anticipated. Other future sources of capital for the Company could include public and private debt and equity financing. There can be no assurance that any such sources of financing would be available to the Company in the future or, if available, that they could be obtained on terms acceptable to the Company.

FOREIGN CURRENCY

    Under the terms of the Company's agreements with its independent agents, all of the Company's transactions since inception have been settled in U.S. Dollars. Accordingly, the effect, if any, from currency fluctuations is borne by the Company's independent agents under their contracts. However, this contractual provision may have an adverse impact on the relationship between the independent agents and the Company, and the Company has on an appropriate occasion shared some of these losses. In the year ended March 31, 1997, the Company issued a $83,161 credit to assist its South African agency with such a loss. See "Risk Factors--Foreign Exchange Rate Risks".

EFFECTS OF INFLATION

    Inflation has not had a material effect on the Company's business operations to date. However, there can be no assurance that inflation will not materially adversely affect the Company's business or operations in the future, particularly considering the Company's business in emerging markets which are more susceptible to inflationary pressures.

SEASONAL FLUCTUATIONS

    The Company has historically experienced, and expects to continue to experience, a decrease in the use of its services in the months of August and December due to the closing of many businesses for holiday in Europe and the United States during those months.

IMPACT OF YEAR 2000

    The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer program that has time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a systems failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. However, all of the Company's material computer systems and software are year 2000 compliant, and therefore the effect of the Year 2000 Issue on the Company's operations should be minimal. The Company is seeking to determine whether any effect of the Year 2000 Issue on its vendors or suppliers may affect the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    During fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets." SFAS 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company, based on current circumstances, does not believe that any long-lived assets are impaired at September 30, 1997.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. Statement No. 128 is effective for the Company's fiscal year ending March 31, 1998. Retroactive application will be required. The Company believes the adoption of Statement No. 128 will not have a significant effect on its reported earnings per share.

    In June 1997, the FASB issued Statement No. 130, "Comprehensive Income:
Financial Statement Presentation" which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. Statement No.130 is effective for the Company's fiscal year ending March 31, 1999. The adoption of Statement No. 130 is not expected to materially affect the Company's financial statements.

    In June 1997, the FASB issued Statement No. 131, "Disclosures About Segments of an Enterprise and Related Information" which requires a company to disclose segment profit or loss and segment assets. Statement No. 131 is effective for the Company's fiscal year ending March 31, 1999. The adoption of Statement No. 131 will require the Company to upgrade its accounting systems in order to accumulate segment information.

CERTAIN OTHER ACCOUNTING PRONOUNCEMENTS

SFAS NO. 123

    In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current Accounting Principles Board ("APB") Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The statement requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. The Company will apply APB Opinion 25 and related interpretations in accounting for its employee stock-based transactions and will comply with the disclosure requirements of SFAS No. 123.

                 THE INTERNATIONAL TELECOMMUNICATIONS INDUSTRY

THE MARKET AND TRENDS

    The international telecommunications industry provides voice and data transmission from one national telephone network to another. The industry has experienced dramatic changes during the past decade that have resulted in significant growth in the use of services and in enhancements to technology. The industry is expecting similar growth in revenue and traffic volume in the foreseeable future. According to the International Telecommunications Union ("ITU"), the international telecommunications industry accounted for $61.3 billion in revenues and 70 billion minutes of use in 1996, increasing from $23.9 billion in revenues and 19.1 billion minutes of use in 1987, which represents compound annual growth rates of 11% and 15.5%, respectively. The ITU projects that revenues will approach $82.2 billion by the year 2000 with the volume of traffic expanding to 114 billion minutes of use, representing compound annual growth rates of 7.6% and 13%, respectively, from 1996. The market for telecommunications services is highly concentrated, with Europe and the United States accounting for approximately 41.4% and 32.3%, respectively, of the industry's worldwide international minutes of use in 1996, while Asia represented 17%, Latin America 5.1% and Africa 1.9%. AT&T, Deutsche Telecom, MCI, France Telecom and BT originated approximately 37.4% of the aggregate international long distance traffic minutes in 1996.

    The industry is being shaped by the following trends: (a) deregulation and privatization of telecommunications markets worldwide; (b) diversification of services through technological innovation; (c) globalization of major carriers though market expansion, consolidation and strategic alliances; (d) greater consumer demand; (e) increases in international business travel; (e) privatization of ITOs; (f) growth of computerized transmission of voice and data information; and (g) the introduction of (IP) Internet based telephony. These trends have sharply increased the use of, and reliance upon, telecommunications services throughout the world. The Company believes that despite these trends, a high percentage of the world's businesses and residential consumers continue to be subject to high prices with poor quality of service which have been characteristic of many ITOs. Demand for improved service and lower prices have spurred deregulation and created opportunities for private industry to compete in previously closed or restricted sectors of the international market. Increased competition, in turn, has spurred a broadening of products and services, and new technologies have contributed to improved quality and increased transmission capacity and speed.

    Significant legislation and agreements that have been adopted since the beginning of 1996 that are expected to lead to the liberalization of the majority of the world's telecommunication markets, include:

    - THE U.S. TELECOMMUNICATIONS ACT, signed in February 1996, establishes parameters for the implementation of full competition in the U.S. national long distance market.

    - THE EU FULL COMPETITION DIRECTIVE, adopted in March 1996, abolishes exclusive rights for the provision of Voice Telephony services throughout the EU and the PSTNs of any member country of the EU by January 1, 1998, subject to extension by an EU member country.

    - THE WORLD TRADE ORGANIZATION AGREEMENT, signed in February 1997 (the "WTO Agreement"), creates a framework under which 69 countries including the United States have committed to liberalize their telecommunications laws in order to permit increased competition and, in most cases, foreign ownership in their telecommunications markets, beginning in 1998. The WTO Agreement could provide the Company with significant opportunities to compete in markets that were not previously accessible. In some countries, for example, the Company would be allowed under the agreement to own facilities or to interconnect to the public switched network on reasonable and non-discriminatory terms. There can be no assurance, however, that the pro-competitive effects of the WTO Agreement will not have a material adverse effect on the Company's business, financial condition and results of operations or that members of the WTO will implement the terms of the WTO Agreement.

    By eroding the traditional monopolies held by ITOs, many of which are wholly or partially government owned, deregulation is providing the U.S.-based providers opportunities to negotiate more favorable agreements with both the traditional ITOs and alternative emerging foreign providers. In addition, deregulation in certain foreign countries is enabling U.S.-based providers to establish local switching and transmission facilities in order to terminate their own traffic and begin to carry international long distance traffic originated in those countries.

    In order to be successful in the changing telecommunications market, small- and medium-sized carriers (including the Company) must offer their customers a full range of services. However, most carriers do not have the critical mass of customers to receive large volume discounts on international traffic from the larger facilities-based carriers such at AT&T, MCI World Com and Sprint. In addition, small- and medium-sized carriers have only a limited ability to invest in international facilities. Alternative international carriers such as the Company are capitalizing on this demand for less expensive international transmission facilities by taking advantage of larger traffic volumes to obtain volume discounts on international routes (resale traffic) and/or potentially invest in facilities when volume on particular routes justify such investments.

ACCESS TO CARRIER SERVICES.

    International switched long distance services are provided through switching and transmission facilities that automatically route calls to circuits based upon a predetermined set of routing criteria. In the U.S., an international long distance call typically originates on a LEC's network and is switched to a caller's domestic long distance carrier. The domestic long distance provider then carries the call to its own or another carrier's international gateway switch. From there it is carried to a corresponding gateway switch operated in the country of destination by the ITO of that country and then is routed to the party being called though that country's domestic telephone network.

    International long distance providers can generally be categorized by the extent, if any, of their ownership and use of their own switches and transmission facilities. The largest U.S. carriers, AT&T, Sprint, and MCI WorldCom, primarily utilize owned transmission facilities and generally use other long distance providers to carry their overflow traffic. Only the largest U.S. carriers have operating agreements and own transmission facilities that carry traffic to almost any country. A significantly larger group of international long distance providers own and operate their own switches but either rely solely on resale agreements with other long distance carriers to terminate their traffic or use a combination of resale agreements and leased or owned facilities in order to terminate their traffic, as discussed below.

        SWITCHED RESALE ARRANGEMENTS. A switched resale arrangement typically involves the wholesale purchase of termination services by one long distance provider from another on a variable, per minute basis. Such resale, which was first permitted with the deregulation of the U.S. market, enabled alternative international providers to rely at least in part on transmission services acquired on a wholesale basis from other long distance providers. A single international call may pass through the facilities of multiple long distance resellers before it reaches the foreign facilities-based carrier that ultimately terminates the call. Resale arrangements set per minute prices for different routes, which may be guaranteed for a set time period or subject to fluctuation following notice. The resale market for international transmission is constantly changing, as new long distance resellers emerge and existing providers respond to fluctuating costs and competitive pressures. In order to manage costs effectively when utilizing resale arrangements, long distance providers need timely access to changing market data and must quickly react to changes in costs through pricing adjustments or routing decisions.

        TRANSIT ARRANGEMENTS. In addition to utilizing an operating agreement to terminate traffic delivered from one country directly to another, an international long distance provider may enter into transit arrangements pursuant to which a long distance provider in an intermediate country carries the traffic to the country of destination.

        ALTERNATIVE TRANSIT/TERMINATION ARRANGEMENTS. As the international long distance market began to deregulate, long distance providers developed alternative transit/termination arrangements in an effort to decrease their costs of terminating international traffic. Some of the more significant of these arrangements include refiling, ISR and ownership of switching facilities in foreign countries. Refiling of traffic, which takes advantage of disparities in settlement rates between different countries, allows traffic to a destination country to be treated as if it originated in another country that enjoys lower settlement rates with the destination country, thereby resulting in a lower overall termination costs. The difference between transit and refiling is that, with respect to transit, the long distance provider in the destination country has a direct relationship with the originating long distance provider and is aware of the arrangement, while with refiling, it is likely that the long distance provider in the destination country is not aware of the country in which the traffic originated or of the identity of the originating carrier.

        With ISR, a long distance provider completely bypasses the accounting rates system by connecting an international leased private line to the PSTN of a foreign country or directly to premises of a customer or foreign partner. While applicable regulatory authorities currently only sanction ISR on a limited number of routes, it is increasing in use and is expected to expand significantly as deregulation of the international telecommunications market continues. In addition, deregulation has made it possible for U.S. based long distance providers to establish their own switching facilities in certain foreign countries, enabling them to directly terminate traffic.

        OPERATING AGREEMENTS. Under traditional operating agreements, international long distance traffic is exchanged under bilateral agreements between international long distance providers that have rights in facilities in different countries. Operating agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

        By aggressively negotiating resale agreements with carriers who have entered into operating agreements, the Company can take advantage of such carrier's economic incentive to increase outgoing traffic to a particular country. The resold call volume increases the market share for that carrier to a particular country, thereby increasing such carrier's proportionate return traffic from the correspondent under the accounting rate process.

        Under a typical operating agreement each carrier has a right in its portion of the transmission facilities between two countries. A carrier gains ownership rights in a digital fiber-optic cable by purchasing direct ownership in a particular cable (usually prior to the time the cable is placed in service), by acquiring an "Indefeasible Right of Use" ("IRU") in a previously installed cable, or by leasing or obtaining capacity from another long distance provider that either has direct ownership or IRU rights in the cable. In situations where a long distance provider has sufficiently high traffic volume, routing calls across leased or IRU cable capacity is generally more cost-effective on a per call basis than the use or resale arrangements with other long distance providers. However, leased capacity and acquisition of IRU rights require a company to make a substantial initial investment of its capital based on the amount of the capacity being acquired.

    In deregulated countries such as the United States and most EU member states, carriers can establish switching facilities, own or lease fiber-optic cable, enter into operating agreements with foreign carriers and, accordingly, provide direct access or call-through service. In markets that have not deregulated or are slow in implementing deregulation, such as most emerging markets countries, international long distance carriers have used advances in technology to develop innovative alternative access methods, such as call reorigination. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of services.

COMPETITION

    The international telecommunications industry is highly competitive. The Company's success depends upon its ability to compete with a variety of other telecommunications providers in each of its markets, including the respective ITOs in each country in which the Company operates and the global alliances partnerships among some of the world's largest telecommunications carriers. Other potential competitors include cable television companies, wireless telephone companies, electric and other utilities with rights of way, railways, microwave carriers and large end users, which have private networks. The intensity of such competition has recently increased and the Company believes that such competition will continue to intensify as the number of new entrants increases. Many of the Company's current or potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against new or existing competitors.

    Competition for customers in the telecommunications industry is primarily based on price and, to a lesser extent, on the type and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by the local ITOs. The Company has no control over the prices set by the local ITOs or by its competitors, and some of the Company's competitors may be able to use their financial resources and/or market position to cause severe price competition in the countries in which the Company operates. Although the Company does not believe that there is an economic incentive for its competitors to pursue such a pricing strategy or that its competitors are likely to engage in such a course of action, there can be no assurance that severe price competition will not occur. Any such price competition would have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, intensified competition in certain of the Company's markets will force the Company to continue to reduce its prices. For example, the Company on a number of occasions reduced certain rates which it charges to non-wholesale customers in response to pricing reductions enacted by certain ITOs. Such price reductions may reduce the Company's revenue and margins. The Company has experienced, and expects to continue to experience, declining revenue per billable minute in a number of its markets, in part as a result of increasing worldwide competition within the telecommunications industry.

    The Company believes that the ITOs generally have certain competitive advantages due to their control over local connectivity and apparent close ties with national regulatory authorities. The Company also believes that, in certain instances, some regulators have shown a reluctance to adopt policies and grant regulatory approvals that would result in increased competition for the local ITO. The Company believes that, at least in the short-term, the ITOs will not concentrate on marketing their services to the Company's small and medium-sized business customer base. The Company could, however, be denied regulatory approval in certain jurisdictions in which its services would otherwise be permitted, thereby requiring the Company to seek judicial or other legal enforcement of its right to provide services. Any delay in obtaining approval, or failure to obtain approval, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that it has encountered anti-competitive behavior on the part of certain ITOs and foreign regulatory bodies. If the Company encounters anti-competitive behavior in countries in which it operates or if the ITO in any country in which the Company operates uses its competitive advantages to the fullest extent, the Company's business, financial condition and results of operations could be materially adversely affected.

    In response to deregulation, additional competitors of various sizes are beginning to emerge, particularly in the European Union. The Company's services are currently marketed to small and medium-sized businesses and thus the Company generally does not directly compete with mega-carrier alliances, which generally target larger multinational corporate customers. In addition, many smaller carriers have emerged, most of which specialize in offering intercontinental telephone services utilizing dial up access methods. The Company believes that competition will continue to intensify as the number of new service providers increases due to the overall growth in the industry and the global trend toward deregulation. In February 1997, the WTO announced that 69 countries, including the United States, South Africa and all of the member states of the EU, entered into the WTO Agreement, which is expected to result in greater competition from new market entrants and existing telecommunications service providers in such markets. See "Business--Government Regulation".

    The Company's principal competitors are the local ITOs and a number of other alternative reorigination or direct access providers such as IDT, Viatel, Access Authority, Justice, Telegroup, USA Global Link, USFI, Inc., Kallback and RSL Communications.

                                    BUSINESS

    Ursus Telecom Corporation is a growing and profitable international telecommunications company that exploits favorable market niches through the timely provision of competitive and technologically advanced telecommunications services. The Company focuses on small and medium sized businesses located in emerging or deregulating markets, including South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia and France, which it serves through a network of independent exclusive agencies. The Company believes that it derives a significant competitive advantage from its exclusive agency network. Each agency provides marketing, customer support, billing and collections, in local language and time, utilizing a proprietary turn-key Agency Support System developed and provided by the Company. Each agency is supplied near real time data for customer management, usage analysis, and billing from the Company's local and wide area network. Through its agency network, the Company develops and maintains close relationships with vendors of telephone systems such as Siemens, Plessey, AT&T, Northern Telecom and Alcatel in key markets in order to promote the Ursus line of telecommunications services, thereby allowing the Company to offer competitively priced and value added services that compare favorably to the pricing and service offerings of the local incumbent telecommunication operators ("ITOs").

    Ursus Telecom has traditionally entered a particular market using call reorigination techniques or other methods that provide a U.S. dial tone to its foreign customers. The Company derives approximately 80% of its revenues from call reorigination, which essentially is a system that provides the Company's overseas customers the opportunity to access a U.S. based switching center by means of a manual or transparent automated dialing procedure. Call reorigination provides a customer with all the convenience and rate economies provided by a U.S. dial tone, as opposed to locally imposed international rates, which may be substantially higher. In order, however, to remain price competitive and to mitigate the high proportion of variable costs per minute associated with call reorigination, the Company plans to expand its direct access services by locating switching platforms at network centers of major telecommunications providers, such as WorldCom, Cable and Wireless and France Telecom, and deploying smaller network access nodes in less populated service areas that are connected via traditional circuit or IP Telephony based facilities. This network topology, which the Company will first use in France, provides subscribers with direct access service for voice and fax. Ultimately, where regulatory conditions are favorable and calling volumes are adequate to cover the associated fixed costs, the Company intends to migrate some of its customers from call reorigination to direct access service.

    Ursus Telecom has adopted and plans to implement a policy of rapid expansion through internal growth, through sale of wholesale services to other carriers, and by applying a portion of the Offering proceeds to acquire smaller competitors and expand the business generated by its existing agencies. The

Company believes that its proprietary enterprise software system provides an efficient infrastructure for back room processing, thereby giving it a strategic advantage over its competitors. The Company's computerized back office systems handle traditionally labor intensive processing tasks such as call rating, customer registration, billing, and network management with a high degree of efficiency and short turn-around time, which will facilitate the rapid and economical consolidation of acquired competitors.

    The Company operates a digital, switch based telecommunications network (the "Network") from its technical facilities in Sunrise, Florida, and plans to use a portion of the Offering proceeds to expand its primary digital switching platform and secondary network access nodes utilizing a hybrid network of Internet, Intranet and circuit based facilities, thereby expanding its services in a reliable, flexible and cost effective manner. The Company also plans to exploit its market penetration and technological sophistication through the application of the Internet Protocol (IP) telephony technology, particularly for fax transmissions. Faxing represents a large portion of the overall international telecommunications business, and IP faxing offers significant cost savings and favorable regulatory treatment. In effect, IP telephony creates the opportunity to bypass the switched telephone network by using cost-effective packet switched networks such as private Intranets and/or the public Internet for the delivery of fax and voice communications. Therefore, the Company plans to use a portion of the Offering proceeds to establish a hybrid network for IP fax and voice services, with the objective of solidifying opportunities and realizing the potential cost savings provided by IP telephony technology. The Company believes that this could increase the gross margins of its existing and future retail business and allow it to accelerate its aggressive growth strategy.

    The Company expects that call reorigination will still continue to serve as a low cost and profitable method of opening new markets and expects to continue this method of business development in certain regulated markets in Africa, the Middle East, Europe and Asia. Reoriginating a U.S. dialtone requires little investment in equipment and a limited capital deployment in a foreign territory, and allows the Company to develop a viable customer base by effectively exploiting the difference between the local International Direct Dial ("IDD") rate and the generally more favorable rates the Company enjoys in the U.S. The Company and some of its competitors have successfully used this strategy to develop foreign markets and have thereby created a revenue stream with little more than marketing and incremental call costs. In addition, using IP Telephony concurrently with call reorigination could significantly improve the profitability of this business segment, without requiring the substantial investments in switches of a direct access network. Accordingly, the Company's strategy is to deploy IP technology where feasible in order to create a hybrid network capable of carrying significant amounts of profitable customer traffic on a low cost platform with a modest initial capital investment. This strategy mitigates the risk that the Company will not attain, in some of its markets, the critical mass of business required to amortize the fixed costs of a direct access network, and affords the Company the opportunity to develop a market with a relatively small financial risk.

    In summary, the Company intends to become a significant provider of international telecommunications services within the emerging and deregulating markets. The Company intends to maximize its profit potential by leveraging its existing infrastructure, success and profitability, market penetration, expanding customer base and growing U.S. wholesale business. Furthermore, by using its independent agent network, efficient back office systems, and favorable vendor relationships with some of the major U.S. telecommunications carriers, the Company believes it can gain strategic advantages while capitalizing on the opportunities presented by deregulation and technological advances in the global telecommunications industry.

    Ursus provides an array of basic and value added services to its customers, which include:

    - long distance international telephone services

    - direct dial access for corporate customers

    - dedicated access for high volume users

    - calling cards

    - abbreviated dialing

    - international fax store and forward

    - switched Internet services

    - itemized and multicurrency billing

    - follow me calling

    - enhanced call management and reporting services

    The Company's strategy of profitable growth has driven revenues from approximately $13.2 million to $20.8 million, respectively, in the fiscal years ended March 31, 1996 and March 31, 1997; and to $13.2 million in the six months ended September 30, 1997. The Company's pretax profits have grown from $1.3 million in the year ended March 31, 1996 to $2 million in the year ended March 31, 1997, and to $0.8 million in the six months ended September 30, 1997. Of the Company's telecommunications revenues for the six months ended September 30, 1997, approximately 46% was generated in Africa and the Middle East, 26% in Latin America, 15% in Europe and Russia, and the remainder derived from the rest of the world and U.S. wholesale reselling activities.

THE COMPANY'S SERVICES

    The Company's principal services include:

    - Ursus ComNet - enables virtual private network calling to members of a closed user group subject only to regulatory limitations.

    - Ursus ComPlus Gold - provides dedicated access via a leased line from the customer to the Ursus Telecom Network, permitting calling without dialing access or location codes.

    - Ursus ComPlus - provides a paid (local) access or toll free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications. This service also provides "anywhere to anywhere" international call reorigination access through manual, automatic, X.25 or data network call reorigination. These services are also offered with ITFS access, subject to pricing considerations.

    - Ursus FaxNet - this service allows subscribers to send faxes to a local fax server which then uses the Internet and other proprietary data networks to route the fax to the most economical corresponding fax server for delivery. This technology promises to become a significant part of the overall Ursus Network and will be deployed in strategic cities throughout selected markets when trials are completed in the quarter ending March 31, 1998. The Company is currently deploying a network of Internet Fax Servers in several countries including Lebanon, Ecuador, Argentina, and South Africa. Further deployments are expected by mid to end of fiscal year 1998 in certain other countries in Latin America, Africa, the Middle East and Europe, and the Company plans to expand its network of Internet based telephony to more than 20 locations by March 31, 1999.

    - Ursus ComPlus Travel - provides calling card access from over 56 countries utilizing the Company's ITFS numbers. In addition, the Company utilizes the USA DIRECT Home Country Direct numbers of AT&T from over 136 countries to provide a premium calling card service. By arrangement with AT&T, AT&T connects its USA DIRECT numbers via a code to the Ursus switch in Sunrise, Florida where the customer may dial over the Ursus Telecom network while traveling.

THE NETWORK

    The Network uses a high capacity, programmable switching platform designed to deploy network-based intelligent services quickly and cost effectively. The switches are modular and scaleable and incorporate advanced technologies such as hierarchical call control and network management software. This type of switches can also provide a bridge between various protocols and standards. As the Network continues to evolve, the installed base of switches could be upgraded easily to create a cost effective, scaleable switching point in a software intelligence based network. The Network's "intelligent switches" incorporate proprietary software to achieve least cost routing (LCR), the process by which the Company optimizes the routing of calls over the Network to every directly dialable country in the world. LCR allows calls that are not routed over the Network to be routed directly from the Company's switch through the infrastructure of contracting carriers to their destinations at the lowest available rates. These switching capabilities also enable the Company to efficiently perform billing functions and account activation and to provide value-added services. The Company relies upon SONET (Symmetrical Optical Network) fiber optic facilities to multiple carriers to provide redundancy in the event of technical difficulties at any point in the Network. The Company maintains redundant switching facilities in Sunrise, Florida to provide protection for its switching operations. The Company's strategy is to monitor its anticipated traffic volume on a regular basis and to increase carrier trunking capacity before the capacity limitations of such circuits are reached.

    The Company's customers access its services either through "dial up access" or "direct access." Dial up access is obtained via: (i) paid access, which requires the customer to pay the local PTO for the cost of a local call, (where appropriate), in order to access the Company's services (at September 30, 1997, approximately 9.3%); (ii) call reorigination or call reorigination, which enables the customer to receive a return call providing a dial tone originated from the Company's Sunrise, Florida switching center by ITFS (at September 30, 1997, approximately 80%); (iii) Home Country Direct, which accesses the Sunrise, Florida switching center by direct dial (at September 30, 1997, approximately 6%); or (iv) NTFS, which accesses a local switch in the North American Network (at September 30, 1997, approximately 4.7%). Direct access allows accessing a network by using a permanent point-to-point circuit typically leased from a facilities based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs, provided there is an adequate level of traffic over the circuit to generate economies of scale. Paid access accounted for approximately 61% of the Company's French and Russian revenue for the 6-month period ended September 30, 1997 and approximately 9.3% of the Company's overall revenues for this period. Call reorigination accounted for the remaining 39% of revenue in France and Russia and 80% of overall Company revenues for this period.

    To reduce the variable telecommunication costs and improve usage, the Company is, where regulations permit such an activity, in the process of changing its customer base from call reorigination and ITFS access to paid access, and, ultimately to direct access. Until regulatory considerations permit, all customers outside of the Europe/Russia area are expected to continue to access the Company's services through call reorigination or ITFS numbers. The exception to this rule is the Bahamas, where the Company's subscriber base utilizes a Home Country Direct number provided by BATELCO, the local Bahamian PTO, under a bilateral correspondent agreement. See "Risk Factors--Government Regulation."

    Currently, the Company's Network is primarily used to originate and terminate international long distance traffic for its own subscribed customer base. The Company plans in the future to further leverage its Network and foreign presence to take advantage of anticipated settlement agreement obsolescence by offering other carriers and ITOs an alternative to the traditional settlement process for origination and termination of long distance traffic. This process is known as refiling. The FCC issued directives in December 1996 encouraging the circumvention of settlements in the historic sense where possible. This is likely to create new opportunities with ITO partners in the emerging markets. See "--Government Regulation" and "--Access to Carrier Services."

    The economic benefits to the Company of potentially owning and operating its own direct access Network arise primarily from reduced variable transmission costs. Calls that are not routed through the Network generate significantly higher variable costs because they are connected using relatively expensive ITFS numbers or call reorigination. In contrast, because the Network has significant fixed costs associated with its operations, consisting primarily of leased line rental charges, local connectivity and facility/network management costs, calls routed through the Network have lower variable costs than off-network traffic.

    However, for the foreseeable future, Ursus will for economic reasons piggyback on the networks of the major global operators. Consequently, it will only install its own fixed facilities when existing traffic on a carrier route is adequate to offset the cost of installation.

    The Company plans, however, to deploy a network of Internet Fax Servers in selected countries by the end of 1998. The Company plans to develop a hybrid network of IP based telephony technology to avoid the high fixed costs of a switched telephone network in favor of cost-effective packet switched networks (intranet) and/or the Internet for the delivery of fax and eventually voice transmissions.

TECHNOLOGY

    The deregulation of telecommunications markets throughout the world has coincided with substantial technological innovation. The proliferation of digital fiber-optic cable in and between major markets has significantly increased transmission capacity, speed and flexibility. Improvements in computer software and processing technology have enabled telecommunications providers to offer a broad range of enhanced voice and data services. Advances in technology also have created multiple ways for telecommunications carriers to provide customer access to their networks and services. These include customer-paid local access, international and national toll-free access, direct digital access through a dedicated line, equal access through automated routing from the PSTN, Internet telephony and call reorigination. The type of access offered depends on the proximity of switching facilities to the customer, the needs of the customer, and the regulatory environment in which the carrier competes. Overall, these changes have resulted in a trend towards bypassing traditional international long distance operating agreements as international long distance companies seek to operate more efficiently. As countries deregulate, the demand for alternative access methods typically decreases as carriers are permitted to offer a wider range of facilities-based services on a transparent basis. The most common form of traditional alternative international access, call reorigination, avoids the high international rates offered by the ITO in a particular regulated country by providing a dial tone from a deregulated country, typically the United States. Technical innovations, ranging from inexpensive dialers to sophisticated in-country switching platforms, have enabled telecommunications carriers such as the Company to offer a "transparent" form of call reorigination, thereby avoiding complicated end-customer usage procedures. To place a call using traditional call reorigination, a user dials a unique phone number to an international carrier's switching center and then hangs up after it rings or alternatively, if using a transparent processing method, a dialer automatically performs these dialing functions. The user then receives an automated call reorigination providing a dial tone from the U.S., which enables the user to complete the call. For the six months ended September 30, 1997, the Company derived approximately 80% of its revenue and operating income from international call reorigination services.

    The Company's research and development efforts have been nominal and have focused almost exclusively upon the refinement and upgrading of its back office computer systems. The Company has neither the resources nor the expertise to derive any significant advantages from research or development into telecommunications equipment, and prefers to use the equipment developed by others, as it becomes available in the market. However, by devoting its resources to its computer systems and back office procedures, the Company believes that it has developed an efficient and flexible operating system, minimized its payroll, and maximized the efficiency of its back office operations. See "--Management Information Systems," below.

MANAGEMENT INFORMATION SYSTEMS

    The Company has made significant investments to develop and implement sophisticated information systems which enable the Company to: (i) monitor and respond to customer needs by developing new and customized services; (ii) manage LCR; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and minimize fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhances its ability to competitively meet the increasingly complex and demanding requirements of the international long distance markets. The Company continuously provides enhancements and ongoing development to maintain the state of the art of its switching, billing and information service platforms.

    The Company currently has a turnaround time of approximately 24 hours for new account entry. The Company's billing system provides multi-currency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

    The Company has developed proprietary software to provide telecommunications services and render customer support. In contrast to most traditional telecommunications companies, the software used to support the Company's enterprise resides outside of the switches and "canned" closed systems and, therefore, does not currently rely on third party manufacturers for upgrades. The Company believes its software configuration facilitates the rapid development and deployment of new services and provides the Company with a competitive advantage. The Company's Sunrise, Florida Central switch has a call detail recording function which enables the Company to: (i) achieve accurate and rapid collection of call records; (ii) detect fraud and unauthorized usage; and
(iii) permit rapid call detail record analysis and rating.

    The Company also uses its proprietary software to assist it in analyzing traffic patterns and determining network usage, busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to optimize LCR, which may result in call traffic being transmitted over the Company's transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the LCR system is designed to transmit the traffic over the next available least cost route.

    The Company develops its software in house utilizing its own staff of programmers. All proprietary software code is fully documented and is written in viable proven languages and utilizes viable commercial relational database engines and operating systems.

INTERNET PROTOCOL (IP) TELEPHONY

    Virtually all of today's voice and fax traffic is carried over the Public Switched Telephone Network (PSTN). Phone switches either owned by the ITOs or other enterprise common carriers and resellers allow ordinary telephones and fax machines to reach one another anywhere in the world. The advent of IP Telephony has created the opportunity to bypass today's switched telephone network and use cost-effective packet switched networks (Intranet) and/or the public Internet for the delivery of voice and fax communications. Prior to 1995, the market for Internet Telephony products was virtually nonexistent. A few public domain programs created by researchers did exist, but were not widely used. These early programs offered very few features with poor sound quality. It was a common belief at that time that quality voice communications across the Internet/Intranet was impossible. This situation dramatically changed with the introduction of a new class of products, which significantly enhanced voice transmissions over the Internet/ Intranet. As a class of products, this is referred to as IP (Internet Protocol) Telephony. As companies realized that quality IP Telephony communication was possible, they quickly joined the race to capitalize on the opportunity. Desktop software offering computer-to computer communication flourished due in part to the explosive growth of the Internet. The current generation of IP Telephony applications allows users to make calls using a standard telephone and a centralized Internet/Intranet substituting for the Public Switched Telephone Network (PSTN). This centralized IP connection is accomplished via IP Telephony gateway servers. The principle behind such a system is similar to Internet Telephony desktop applications, but rather than using the microphone and speakers connected to multimedia PCs, users speak into a standard telephone connected to a PBX. To place a call, the caller would dial the number of the party they are calling, just like making a call-through the PSTN. The PBX would then route the call-through the IP Telephony gateway via a programmed trunk interface and the gateway contacts another gateway at the called site. Several companies have developed and are currently using this technology. Furthermore, developments in hardware, software and networks are expected to continue to improve the quality and viability of Internet telephony. In time, packet-switched networks may become less expensive to operate than circuit-switched networks, primarily because carriers can compress voice traffic and thereby can place more calls on a single line.

    Voice transmissions of near toll quality utilizing packetized information require consistent transmission speed and bandwidth because the product, a human voice, is realized and perceived in real time by the human ear. Fax, on the other hand, is inherently data which is generated by scanning a picture into a digital file and transmitting it to a complementary receiver which reassembles it into a picture, and is therefore not subject to the perception of delays caused by network latency. Therefore, fax traffic is more likely to be managed successfully on the public Internet, especially where store and forward and relay techniques are employed. Sending faxes to long distance numbers across the Internet/Intranet is a feature that could save businesses, especially international businesses, a great deal of money. Using IP Telephony technology, a fax device would be attached to the PBX and fax calls routed to the Internet gateway server, where they would be captured and packetized as data. These digitized faxes would then be routed over the Internet to the destination gateway server and regenerated as a local fax call. Considering the fact that industry experts estimate that faxes constitute up to 50 percent of all international calls, the Company plans to actively apply the IP telephony technology in the field by deploying a network of Internet Fax Servers in selected countries by the end of 1998.

CUSTOMER BASE

    The Company's target customers are small and medium-sized businesses with significant international telephone usage (i.e., generally in excess of $500 in international phone calls per month). The Company also provides its services to a growing base of individual retail customers. The corporate market includes manufacturers, distributors, trading companies, financial institutions, and import-export companies, for which long distance telecommunications service represents a significant business expense, and such customers are therefore focused on value and quality. It is estimated that small and medium-sized businesses account for the majority of all businesses, and the Company believes that in most markets they account for a significant percentage of the international long distance traffic originated in those markets. For example, the EU estimates that in 1996 there were 15 million small and medium-sized businesses in the EU and that businesses that employ fewer than 100 workers accounted for more than one half of all EU employment in 1996, almost half of all business revenue and potentially about $30 billion per year in total telecommunications revenue.

    The Company believes that small- and medium-sized businesses have generally been under-served by the major global telecommunications carriers and the ITOs, which have focused on offering their lowest rates and best services primarily to higher volume multinational business customers. The Company offers these small- and medium-sized companies significantly discounted international calling rates as compared to the standard rates charged by the major carriers and ITOs.

    The Company also plans to offer international termination services to other carriers, including resellers, on a wholesale basis, as a "carriers' carrier." The Company's carrier customers as a group currently provide the Company with a relatively stable customer base and thereby assist the Company in projecting potential utilization of its network facilities. In addition, the potentially significant levels of traffic volume that could be generated by such carrier customers enable the Company to leverage itself in obtaining larger usage discounts based on potential volume commitments. The Company believes that revenues from its carrier customers will continue to represent a growing portion of the Company's overall revenues in the future.

    The Company also targets residential customers with high international calling patterns such as ethnic communities and plans to increase the marketing of prepaid calling cards.

    Currently, no end retail customer of the Company individually accounts for more than 1% of the Company's revenue.

    The largest wholesale customer accounted for approximately 4.8% of the Company's revenue as of September 30, 1997.

TRADEMARKS

    The Company has traditionally relied upon the common law protection of its trade name afforded under various local laws, including the United States. However, the Company has recently determined to file for trademark protection of its Ursus name in the United States and in certain foreign jurisdictions. It is possible that prior registration and/or uses of the mark or a confusingly similar mark may exist in one or more of such countries, in which case the Company might be precluded from registering and/or using the Ursus mark and/or logo in such countries.

PRINCIPAL MARKETS FOR THE COMPANY'S SERVICES

    The worldwide international long distance public switched telecommunications market generated an estimated $61.3 billion in revenue and 70 billion minutes in traffic in 1996 with minutes of use projected to grow at a rate of 13% per annum through the year 2000. The Company currently has significantly less than a 0.03% share of this global market.

    GEOGRAPHIC ORIGIN OF REVENUES

    The geographic origin of the Company's revenues is as follows:

                                                                                  SIX MONTHS ENDED SEPTEMBER
                                                 YEAR ENDED MARCH 31,                         30,
                                      ------------------------------------------  ---------------------------
                                          1995          1996           1997           1996          1997
                                      ------------  -------------  -------------  ------------  -------------
Africa..............................  $    369,087  $   1,403,094  $   3,899,701  $  1,492,006  $   3,989,068
Europe..............................       316,903      1,988,030      4,252,104     2,233,553      2,043,914
Latin America.......................     4,387,351      6,337,284      7,265,473     3,447,061      3,465,699
Middle East.........................       413,796      2,101,864      3,741,890     1,749,399      2,094,143
Other...............................       803,375      1,397,802      1,363,852       624,146        983,212
United States.......................       --            --              315,407       --             638,415
                                      ------------  -------------  -------------  ------------  -------------
                                      $  6,290,512  $  13,228,074  $  20,838,427  $  9,546,165  $  13,214,451
                                      ------------  -------------  -------------  ------------  -------------
                                      ------------  -------------  -------------  ------------  -------------

    GEOGRAPHIC MARKETS

    LATIN AMERICA. Historically, the Company derived significant portions of its telecommunications revenue from Latin America, principally from Argentina and Peru. Since most Latin American countries currently restrict competition to a limited number of specific services, the Company has developed a two-stage market penetration strategy to capitalize on the current and future opportunities in Latin America. The first step is to take advantage of current market conditions and within the parameters of the Company's product line, i.e. using the reorigination access method, to provide the fullest range of services permissible under the local regulations. The Company seeks to build a customer base within its target segments prior to a partial or full market liberalization so that when the market opens to competition, the Company will have an established base in its target areas. During the fiscal year ended March 31, 1997, Argentina with sales of $3.7 million represented 51% of the total Company's Latin American business followed by Peru with a 23% share. For the first six months of fiscal year 1997-98, Argentina represented 49% of the total Company's Latin American business with Peru representing 23%. Overall, the Company enjoys a top 10 market share among call reorigination companies operating in Argentina and Peru.

    MIDDLE EAST AND AFRICA. The Company is currently a significant operator in certain emerging markets in the Middle East and Africa. The Company is a market leader for alternative access call reorigination in both Lebanon and South Africa. It is anticipated that African revenues will more than double over the next twelve months, not including the high growth markets of Lebanon and Egypt which together produce up to $20,000 of revenue per day. Lebanon grew from $1.4 million in sales in fiscal year 1995-96 to $3.2 million in fiscal year 1996-97 and posted $1.8 million in sales for the first six months of fiscal year 1997-98.

    A case in point is the South African territory, which grew from sales of $1.5 million for the first six (6) months of fiscal year 1996-97 to sales of $3.9 million for the first six (6) months of fiscal year 1997-98. From its base in Johannesburg, South Africa, Ursus has spread to Cape Town and Durban, and other South African urban centers. This territory is currently generating between $30,000 and $35,000 per day in revenues alone. The South African agency currently manufactures its own proprietary network interface dialer in South Africa. In places such as South Africa, the Company and its independent agencies maintain close relationships with vendors of internal phone equipment ("PBX") such as Siemens, Plessey and Alcatel. These vendors are integrating and configuring their customer's PBX equipment to utilize Ursus as a possible alternative international telecommunications carrier, and the Company maintains a close relationship with the vendors for both pre-sale and retrofit applications.

    On August 12, 1997, the Company entered into an agreement with its independent agent in South Africa, to acquire an equity interest in the agency. See "Certain Relationships and Related Party Transactions."

    The Company's overall strategy is to expand its market share in these emerging markets in anticipation of the future liberalization of the local telecommunications regulations. As these markets liberalize and/or deregulate, the Company hopes to migrate its customer base to a direct access/call-through method, thereby leveraging its existing market share derived from reorigination.

    EU AND RUSSIA. The EU and Russian markets will be a major focus as the Company pursues its strategy of locating switches at the network center of major switched-based suppliers in Europe.

    FRANCE. The Company's current customers in France (centered in the Paris region) include small and medium-sized businesses and retail individuals. Upon installation of the Paris switch scheduled for March 1998, the Company will seek to migrate its customers in France from the call reorigination access method being used now to international long distance services utilizing direct access over leased lines and restricted dial-in for customers in closed-user groups. The Company will provide direct access service via a leased line connection between the customer's phone system and the Company's planned switch in Paris. Following deregulation, the Company may offer long distance services, which are presently restricted to closed user groups, with prefix dialing and value-added services. The services currently provided by the Company in France do not require a license. In accordance with the Telecommunications Laws passed in France in July 1996, the process of liberalizing the telecommunications market is regulated by a new government authority, and the telecommunications market in France was liberalized on January 1, 1998 along with the markets of most other EU member states. In accordance with the standard terms and conditions and price lists for interconnection with France Telecom, duly approved by the French Telecommunications Authority on April 9, 1997, new operators can interconnect with France Telecom's PSTN starting on January 1, 1998.

    On January 6, 1998, the Company entered into a joint venture agreement with Central Call and Mondial Telecom (the Company's agencies in France) to form Ursus Telecom France, a limited liability company. The Company holds 50% plus 2 shares of the French entity. The remaining shares are held equally by Central Call and Mondial Telecom. The primary objective of the joint venture is to provide switch based direct access services in France, primarily out of the Paris-Metropolitan area. See "Certain Relationships and Related Party Transactions."

    RUSSIA. The Company has been active in the Russian market (centered in the Moscow region) for over 24 months, with direct dial up access having replaced call reorigination for approximately 18 months. Traffic has grown to approximately $8,000 to $9,000 per business day with the majority of calling derived from the direct dial up access lines from Moscow. Overall, Russia generated sales for the Company of $2.5 million in fiscal year 1996-97 from $700,000 in fiscal year 1995-96 and posted sales of $1.2 million for the first six months of fiscal year 1997-98. The Company is contemplating expanding its marketing activities into St. Petersburg and is negotiating for capacity to interconnect that strategic market with its Moscow based facilities.

    Minutes of total outgoing international traffic in Russia have dramatically increased from 287 million minutes in 1995 to 851 million minutes in 1996. Historically, about 50% of all international traffic and about 40% of long distance traffic within the Russian Federation originated in Moscow and some 30% of international traffic and about 25% of long distance traffic originated in St. Petersburg. Penetration levels for aggregate telecommunications services in these two cities equal about 46% for Moscow and about 36% for St. Petersburg. Other Russian urban areas with low penetration are less likely in the near future to generate any large international traffic, because there is a much lower business demand and a smaller number of wealthy individuals supporting a market. The overall growth in long-distance and international traffic over the past several years in the Russian Federation did not, however, significantly change the network usage level, which in fact means that Russia still generates one of the lowest levels of per-line international and long distance traffic in the world. This is in large part due to the fact that international and long distance tariffs in Russia have been increasing very rapidly in real terms.

    Despite the recent changes in the Russian telecommunications industry, and recent significant investments in local telecommunications infrastructure, the level of telecommunications service generally available from most public operators in Moscow remains significantly below that available in cities of Western Europe and the United States. Outside Moscow (and, to a lesser extent St. Petersburg), most standard Russian telecommunications equipment is obsolete. For example, many of the telephone exchanges are electromechanical and most telephones still use pulse dialing. In large measure, the relative lack of economic development in the regions accounts for the lack of improvement in local telecommunications infrastructure. Although the regions still generally rely on an outdated infrastructure, they are slowly starting to resort to sophisticated sources of finance, such as municipal bond offerings, in order to upgrade it.

    The telecommunications market in Russia currently includes a number of operators that compete in different offering segments--local, inner-city, international data and cellular services. Growth in the Russian telecommunications industry has been principally driven by businesses in Moscow requiring international and domestic long distance voice and data services and by consumers using mobile telephony. This growth has been most significant as multinational corporations have established a presence in Moscow and Russian businesses have begun to expand. The service sector, which includes operations in distribution, financial services and professional services and tends to be the most telecommunications intensive sector of the economy, is growing rapidly particularly in Moscow. Since moving to a more market-oriented economy, the economic conditions in the outlying regions in Russia have also generally improved. The telecommunications industry in the outlying regions has also experienced recent growth, principally as a result of growth in the industrial sector as well as the establishment of satellite offices in the regions by multinational corporations and growing Russian businesses. The extent of overall market growth will depend in part on the rate at which the Russian economy expands, although recent revenue growth in the telecommunications sector has been significant in spite of a declining general economy in certain regions.

    The Company hopes to expand its Russian business by capitalizing upon the technologically advanced services it offers which compare favorably to the relatively undeveloped services offered by the Russian ITO. For the first half year of fiscal year 1997-98, approximately 15.5% of the Company's telecommunication revenue originated from Europe, with approximately 61% of that revenue attributable to calls originating via call through access from Russia and the remainder produced so far utilizing reorigination, primarily in France.

EXPANSION PLANS

    Pursuant to its formation of a joint venture with its French agencies, the Company plans to install a switch in Paris in the fourth quarter of fiscal year 1997/98 with inter-connectivity to all the major carriers operating in the Paris market place. See "Certian Relationships and Related Party Transactions." In the second to fourth quarter of fiscal year 1998/99, the Company plans to install additional switches in Europe, upgrade its switch in Sunrise, Florida and open POPs in up to 3-5 cities in Western Europe in order to expand its accessibility outside of the switch locations. Expanding the Network in Europe to include additional major European business centers should ultimately reduce transmission costs and increase the addressable market of the European portion of the Network. See "Use of Proceeds."

    Expansion plans in Russia include the planned installation of a switch to service larger corporate customers that require direct connections to the Ursus Telecom Network via digital dedicated subscriber facilities. The switch will be integrated with the Company's existing facilities that currently back-haul all traffic originated on direct dial up access from Moscow to Sunrise, Florida. The Company is looking into negotiating an expanded agreement with a Russian correspondent, and is potentially looking into expanding capacity in various cable systems to facilitate such an arrangement.

    The Company expects to use a significant portion of the Offering proceeds to expand and proliferate the Ursus Network and its services on a more rapid basis by deploying additional switches and POPs and installing fixed facilities to interconnect POPs and nodes, in addition to deploying its IP based fax and voice services. See "Use of Proceeds."

    The Company intends to enter additional markets and expand its operations through acquisitions, joint ventures, strategic alliances and the establishment of new operations. It will seek out acquisitions of certain competitors which have a high quality customer base and would upon consolidation with the Company's operations become profitable, in addition to acquiring equity in its existing representative agencies and pursuing partnership arrangements in emerging and maturing markets with existing sales organizations and other non-defined telecommunications entities. See "Use of Proceeds" and "Certain Relationships and Related Party Transactions."

GOVERNMENT REGULATION

    OVERVIEW

    The Company's provision of international and national long distance telecommunications services is heavily regulated. Also, local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable. Many of the countries in which the Company provides, or intends to provide, services prohibit, limit or otherwise regulate the services which the Company can provide, or intends to provide, and the transmission methods by which it can provide such services.

    The Company provides a substantial portion of its customers with access to its services through the use of call reorigination. Revenues attributable to call reorigination represented 80% of the Company's revenues during the six months ended September 30, 1997 and are expected to continue to represent a substantial but decreasing portion of the Company's revenues in the medium term to long term. A substantial number of countries have prohibited certain forms of call reorigination as a mechanism to access telecommunications services. This has caused the Company to cease providing call reorigination services in the Bahamas and may require it to do so in other jurisdictions in the future. As of November 20, 1997, reports had been filed with the FCC and/or the ITU that the laws of 79 countries prohibit call reorigination. While the Company provides call reorigination services in some of those countries, the only country in that list that accounts for a material share of the Company's total revenues is South Africa which accounts for about 29% of the Company's revenues for the six months ended September 1997. There can be no assurance that certain of the Company's services and transmission methods will not continue to be or will not become prohibited in certain jurisdictions, and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition and results of operations. To the extent that a country that has expressly prohibited call reorigination using uncompleted call signaling is unable to enforce its laws against call reorigination using uncompleted call signaling, it can request that the FCC enforce such laws in the United States, by e.g., requiring the Company to cease providing call reorigination services to such country or, in extreme circumstances, by revoking the Company's authorizations.

    Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Government Regulation."

    The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes to be permissible under applicable laws and regulations. To the extent that the interpretation or enforcement of applicable laws and regulations is uncertain or unclear, the Company's aggressive strategy may result in the Company's (i) providing services or using transmission methods that are found to violate local laws or regulations or (ii) failing to obtain approvals subsequently found to be required under such laws or regulations. Where the Company is found to be or otherwise discovers that it is in violation of local laws and regulations and believes that it is subject to enforcement actions by the FCC or the local authority, it typically seeks to modify its operations or discontinue operation so as to comply with such laws and regulations. There can be no assurance, however, that the Company will not be subject to fines, penalties or other sanctions as a result of violations even though such violations are corrected. If the Company's interpretation of applicable laws and regulations proves incorrect, it could lose, or be unable to obtain, regulatory approvals necessary to provide certain of its services or to use certain of its transmission methods. The Company also could have substantial monetary fines and penalties imposed against it. See "Government Regulation--Overview."

    A SUMMARY DISCUSSION OF THE REGULATORY FRAMEWORKS IN CERTAIN GEOGRAPHIC REGIONS IN WHICH THE COMPANY OPERATES OR HAS TARGETED FOR PENETRATION IS SET FORTH BELOW. THIS DISCUSSION IS INTENDED TO PROVIDE A GENERAL OUTLINE OF THE MORE RELEVANT REGULATIONS AND CURRENT REGULATORY POSTURE OF THE VARIOUS JURISDICTIONS AND IS NOT INTENDED AS A COMPREHENSIVE DISCUSSION OF SUCH REGULATIONS OR REGULATORY POSTURE.

    UNITED STATES

    The Company's provision of international service to, from, and through the United States is subject to regulation by the FCC. Section 214 of the Communications Act requires a company to obtain authorization from, the FCC to resell international telecommunications services of other US carriers or to own or lease and operate international telecommunicating facilities. The FCC has authorized the Company pursuant to the Section 214 to provide international telecommunications services, to resell public switched international telecommunications services of other U.S. carriers and to own or lease international facilities to provide international communications from the United States to other countries. The
Section 214 authorization requires, among other things, that services be provided in a manner that is consistent with the laws of countries in which the Company operates. As described above, the Company's aggressive regulatory strategy could result in the Company's providing services that ultimately may be considered to be provided in a manner that is inconsistent with local law. If the FCC finds that the Company has violated the terms of its Section 214 authorization, it could impose a variety of sanctions on the Company, including fines, additional conditions on the Section 214 authorization, cease and desist or show cause orders, or, in extreme circumstances, the revocation of the
Section 214 authorization, the latter of which is usually imposed only in the case of serious violations. Depending upon the sanction imposed, such sanction could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Government Regulation."

    In particular, if it is demonstrated that the law of a foreign jurisdiction expressly prohibits call reorigination, i.e. call re-origination, using uncompleted call signaling, and that the foreign government attempted but failed to enforce its laws against U.S. service providers, the FCC may require U.S. carriers to cease providing call reorigination services using uncompleted call signaling. To date, the FCC has only ordered carriers to cease providing call reorigination using uncompleted call signaling only to customers in the Philippines, although it is expected that the FCC will take this action with respect to carriers providing call reorigination using uncompleted call signaling to customers in Saudi Arabia. Prior to taking such action, the FCC permits countries to submit information to the FCC regarding the legal status of call reorigination services in their respective countries. According to FCC records, 30 countries thus far have submitted such information to the FCC, including the Bahamas, Egypt, Lebanon and South Africa. Submission of this information does not imply that the FCC believes that the country's laws expressly prohibit call reorigination using uncompleted call signaling.

    The Company is required to file with the FCC a tariff containing the rates, terms and conditions applicable to its international telecommunications services. The Company is also required to file with the FCC any agreements with customers containing rates, terms, and conditions for international telecommunications services, if those rates, terms, or conditions are different than those contained in the Company's tariff. If the Company charges rates other than those set forth in, or otherwise violates, its tariff or a customer agreement filed with the FCC, the FCC or a third party could bring an action against the Company, which could result in a fine, a judgment or other penalties against the Company. Such action could have a material adverse effect on the Company's business, financial condition and results of operations.

    EUROPE

    In Europe, the regulation of the telecommunications industry is governed at a supra-national level by the EU (consisting of the following member states:
Austria, Belgium Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom), which is responsible for creating pan-European policies and, through legislation, has developed a regulatory framework to establish an open, competitive telecommunications market. The EU was established by the Treaty of Rome and subsequent conventions and is authorized by such treaties to issue EU "directives." EU member states are required to implement these directives through national legislation. If an EU member state fails to adopt such directives, the European Commission may take action, including referral to the European Court of Justice, to enforce the directives.

    In 1990, the EU issued the Services Directive requiring each EU member state to abolish existing monopolies in telecommunications services, with the exception of Voice Telephony. The intended effect of the Services Directive was to permit the competitive provision of all services other than Voice Telephony, including value-added services and voice services to CUGs. However, local implementation of the Services

Directive through the adoption of national legislation has resulted in differing interpretations of the definition of prohibited Voice Telephony and permitted value-added and CUG services. Voice services accessed by customers through leased lines are permissible in all EU member states. The European Commission has generally taken a narrow view of the services classified as Voice Telephony, declaring that voice services may not be reserved to the ITOs if (i) dedicated customer access is used to provide the service (ii) the service confers new value-added benefits on users (such as alternative billing methods) or (iii) calling is limited by a service provider to a group having legal, economic or professional ties.

    In March 1996, the EU adopted the Full Competition Directive containing two key provisions which required EU member states to allow the creation of alternative telecommunications infrastructures by July 1, 1996, and which reaffirmed the obligation of EU member states to abolish the ITOs monopolies in Voice Telephony by 1998 and to institute mechanisms to prevent the ITOs from acting anti-competitively toward new market entrants. To date, Sweden, Finland, Denmark, the Netherlands and the United Kingdom have liberalized facilities-based services to all routes. Certain EU countries may delay the abolition of the Voice Telephony monopoly based on exemptions established in the Full Competition Directive. These countries include Spain (December 1998), Portugal and Ireland (January 1, 2000) and Greece (2003).

    The Company may be incorrect in its assumptions that (i) EU member states will abolish on a timely basis the respective ITOs monopoly to provide Voice Telephony to customers within and between such member states and to implement pro-competitive safeguards, as required by the Services Directive and the Full Competition Directive, (ii) deregulation will continue to occur and (iii) it will be allowed to continue to provide and to expand its services. The Company's provision of services in Western Europe may also be affected if any EU member state imposes greater restrictions on the provision of international service between that country and a non-EU member state than on the provision of service within the member state. There can be no assurance that EU member states will not adopt laws or regulatory requirements that will adversely affect the Company.

    FRANCE

    The Company currently provides call reorigination services to customers in France. The Company is permitted to provide call reorigination in France without a license. Although it does not currently provide such services, under current law, the Company may lease circuits and provide switched voice services to CUGs in France without a license. The Company anticipates that it will migrate its customers to forms of call-through other than call reorigination after March 1, 1998 and has recently entered into a joint venture agreement with Central Call and Mondial Telecom to provide switch based direct access services in France. The Company anticipates providing a range of enhanced telecommunications services and switched voice services to business users by routing traffic via the international switched networks of competitors to the ITO.

    A new telecommunications law, passed in 1996 to implement the Full Compensation Directive, establishes a licensing regime and an independent regulator and imposes various interconnection and other requirements designed to facilitate competition. The Company intends to expand its services to include, for example, direct access and facilities-based services in France. If it decides to provide switched voice services to the public, including direct access and/or call-through services, or to own facilities, the Company will have to apply for a license from the Minister of Telecommunications. There can be no guarantee, however, that the Company will be able to obtain necessary licenses, permits, or interconnection arrangements to fully take advantage of such liberalization. The lack of timely liberalization or the Company's inability to take advantage of such liberalization could have a material adverse impact on the Company's ability to expand its services as planned.

    GERMANY

    The regulation of the telecommunications industry in Germany is governed by the Telekommunikations-Gesetz, the Telecommunications Act of 1996 ("TKG"), which, with respect to most of its provisions, became effective in August 1996. Under the TKG, a license ("TKG License") is generally required by any person that (i) operates transmission facilities for the provision of telecommunications services to the public; or (ii) offers Voice Telephony services to the public through telecommunications networks operated by such provider. While TKG represents the final phase of the reform of the German telecommunications industry, the law protected the monopoly rights of Deutsche Telecom over the provision of the Voice Telephony until January 1, 1998. The Company currently does not provide services to customers in Germany, but is actively contemplating opportunities in entering this market, which after the U.S. makes up for the largest single international telecommunication market in the world.

    LATIN AMERICA

    The Company currently provides call reorigination to customers in certain Latin American countries, including Argentina, Peru, Ecuador, Uruguay and Colombia. The Company is subject to a different regulatory regime in each country in Latin America in which it conducts business. Local regulations determine whether the Company can obtain authorization to offer the transmission of voice and voice band data directly or through call reorigination, or for the provision of value-added services, such as voicemail and data transmission. Regulations governing the latter are generally more permissible than those covering Voice Telephony.

    Some countries in Latin America oppose the provision of call reorigination. In Brazil, call reorigination is currently permissible. In Colombia, the Ministry of Communications has stated that call reorigination access is prohibited and has so notified the FCC. The Company does not believe that the Ministry of Communications has the requisite authority to regulate in this area, which authority is the subject of litigation brought by a third party in the Colombian courts. At present, regulations appear to permit call reorigination access in Argentina. However, the regulatory agency in Argentina has changed its position regarding call reorigination access on several occasions in the past, and this issue is the subject of an ongoing legal dispute.

    Various countries in Latin America have taken initial steps towards deregulation in the telecommunications market during the last few years. In addition, various Latin American countries have completely or partially privatized their national carriers, including Argentina, Chile, Mexico, Peru and Venezuela. Certain countries have competitive local and/or long distance sectors, most notably Chile, which has competitive operators in all sectors. Columbia is scheduled to grant several new concessions for national and international long distance service providers in addition to its ITO by the end of 1998. Venezuela has also legalized value-added services such as voicemail and data transmission and has targeted January 1, 2000 as the date for full deregulation. Brazil is in the process of opening its telecommunications market to competition and privatizing its ITO, pursuant to its new law adopted in July 1997. Brazil established an independent regulator in October 1997, and value-added and private network services, are already open to competition. In Mexico, the former ITO has been privatized, its exclusive long distance concession expired in August 1996 and it has been obligated to interconnect with the networks of competitors since January 1997. Competition in Mexico has been initiated and an independent regulator has been established. Three countries in the region, Chile, Mexico and the Dominican Republic, have opened their long distance telecommunications markets to competition.

    SOUTH AFRICA

    The telecommunications industry in South Africa is regulated under the Post Office Act of 1958 (the "SA Post Office Act") and the Telecommunications Act of 1996 (the "SA Telecommunications Act"). Telkom SA Limited ("Telkom"), the state-owned ITO, has a statutory monopoly on the construction, maintenance and use of any telecommunications lines, as well as on the provision of public switched telecommunications services. The government of South Africa has indicated that this monopoly will be phased out over five to six years. Notwithstanding this monopoly, the SA Telecommunications Act permits a party to provide a range of services other than public switched services under, and in accordance with, a telecommunications license can be issued to that party in accordance with the SA Telecommunications Act.

    The SA Telecommunications Act established a new telecommunications regulatory authority called the South Africa Regulatory Authority ("SATRA"). SATRA's functions include the granting of telecommunications licenses, applications for which are solicited by the South African Minister of Telecommunications pursuant to the SA Telecommunications Act. As an independent regulatory authority, SATRA is subject to common law provisions and provisions in the SA Telecommunications Act that limit its ability to act outside of its granted authority and without affording parties due process. SATRA's members are appointed by the President on the advice of Parliament's standing committees on communications. Although the SA Telecommunications Act states that SATRA should be independent and impartial in the performance of its functions, it must act in accordance with policy directions issued by the South African Minister of Telecommunications.

    The Company seeks to take advantage of gradual deregulation of the South African telecommunications industry by offering permitted services to customers in South Africa. Currently, the Company provides call reorigination services to customers in South Africa and may, in the future, seek any necessary licenses to provide liberalized services such as value added services. In August 1997, SATRA issued a ruling that call reorigination operations are an offense under the SA Telecommunications Act. Several entities filed a lawsuit to stay and reverse SATRA's ruling on the basis that SATRA lacks the authority to issue such a ruling and that the SA Telecommunications Act does not prohibit the provision of call reorigination services. SATRA has agreed not to prosecute any person in the call reorigination industry unless the South African courts rule that it may. It is anticipated that final adjudication of this lawsuit could take up to two years to occur. Although the Company believes that South African law does not prohibit the Company from providing its call reorigination services to customers in South Africa without a license, if the Company is determined to be providing a telecommunications service without a license, it could be subject to fines, to the termination of its call reorigination service to customers in South Africa and, potentially, to the denial of license applications to provide liberalized services. There can be no guarantee that the courts in South Africa will not rule that call reorigination is illegal, that they will do so within two years, or that the South African legislature will not promulgate an explicit prohibition on call reorigination. Any such action could have a material adverse effect on the Company's business, financial condition and results of operation.

    RUSSIA

    The provision of telecommunications services in the Russian Federation falls within federal jurisdiction. The principal legal act regulating telecommunications in the Russian Federation is the Federal Law on Communications, enacted on February 16, 1995, which establishes the legal basis for all activities in the telecommunications sector and provides, among other things, for licensing to provide communications services, the requirement to obtain a radio frequency allocation, certification of equipment, and fair competition and freedom of pricing.

    The MOC (Ministry of Communications) and the Federal Agency of Governmental Communications and Information under the President of the Russian Federation are the federal organizations which have executive power over the telecommunications industry. The MOC is responsible for allocating federal budget resources in the telecommunications industry and has supervisory responsibility for the technical condition and development of all types of communications.

    The Communications Law requires that any person providing telecommunications services must in theory obtain a license prior to commencing such services. Licenses to provide telecommunications services are issued by the MOC. Under the Licensing Regulations, licenses for rendering telecommunications services may be issued and renewed for periods ranging from 3 to 10 years and several licenses may be issued to one person. Licenses may be revoked or suspended by the MOC for failure to comply with terms and conditions of the license.

    The Communications Law requires the federal regulatory agencies to encourage and promote fair competition in the provision of communication services and prohibits abuse of a dominant position to hinder, limit or distort competition. The Communications Law also provides that tariffs for communication services may be established on a contractual basis between the provider and the user of telecommunications services.

    Russian telecommunications companies are subject to the same system of taxation as Russian companies in general, including profit tax and VAT on services.

    Current Russian legislation governing foreign investment activities does not prohibit or restrict foreign investment in the telecommunications industry. However, on February 28, 1997, the State Duma, the lower house of parliament approved on the first reading draft foreign investment legislation which would restrict any significant future foreign investment in numerous sectors of the Russian economy, including telephone and radio communications. It is unlikely that such restrictive legislation will be enacted, unless the political climate changes dramatically. More likely is the emergence of limited restrictions on foreign investment in strategic industries, which could result in foreign ownership limitations in industries such as telecommunications, which limitations are not uncommon in many countries. The draft legislation has been referred to the Russian government for commitment. For such draft legislation to become Federal Law, it must be passed by a majority vote of the State Duma at another two readings, approved by a majority of the Federation Council, the upper house of parliament, and signed by the President of the Russian Federation. Rejection of such legislation by the Federation Council could be overridden by a two-thirds majority of the State Duma. Rejection of such legislation by the President could be overridden by a two-thirds majority of each of the Federation Council and the State Duma.

    In addition, a lack of consensus exists over the manner and scope of government control over the telecommunications industry. Because the telecommunications industry is widely viewed as strategically important to Russia, there can be no assurance that recent government policy liberalizing control over the telecommunications industry will continue. Russia is not a member of the WTO, but, if it seeks to become a member, it may be required to take further steps to liberalize the telecommunications market as a condition of accession.

    MIDDLE EAST

    The Company's ability to provide services in the Middle East depends on the regulatory environment in each particular country. In Lebanon, for example, the telecommunications industry is regulated by the Ministry of Posts and Telecommunications ("MPT"), which also operates the ITO--the General Directorate of Telecommunications (the "GDT"). The GDT currently has a monopoly on the provision of wireline telecommunications services in Lebanon. In Egypt, the Ministry of Transport, Communications and Civil Aviation regulates the telecommunications industry and Telecom Egypt, formerly known as the Arab Republic of Egypt National Telecommunications Organization ("ARENTO"), is the ITO. Although Telecom Egypt currently has a monopoly on the provision of voice services, several U.S. carriers are permitted to sell pre-paid phone cards and calling card services. Egypt has announced that it will permit limited competition to Telecom Egypt in the near future.

    INTERNET TELEPHONY

    The introduction of Internet telephony is a recent market development. To the Company's knowledge, there currently are no domestic and few foreign laws or regulations that prohibit voice communications over the Internet. The FCC is currently considering whether or not to impose surcharges or additional regulation upon providers of Internet telephony. In addition, several efforts have been made to enact U.S. federal legislation that would either regulate or exempt from regulation services provided over the Internet. State public utility commissions also may retain intrastate jurisdiction and could initiate proceedings to regulate the intrastate aspects of Internet telephony. A number of countries that currently prohibit competition to the ITOs in the provision of voice telephony also have prohibited Internet telephony. Several other countries permit but regulate Internet telephony. If foreign governments, Congress, the FCC, or state utility commissions prohibit or regulate Internet telephony, there can be no assurances that any such regulations will not materially affect the Company's business, financial condition or results of operation.

    VAT

    The EU imposes value-added taxes ("VAT") upon the sale of goods and services within the EU. The rate of VAT varies among EU members, but ranges from 15% to 25% of the sales of goods and services. Under VAT rules, businesses are required to collect VAT from their customers upon the sale to such customers of goods and services and remit such amounts to the VAT authorities. In this regard it is expected that non-EU based telecommunications providers will be required to appoint a VAT agent and register for VAT in every EU member state in which it has individual customers.

    France and Germany have adopted rules that, as of January 1, 1997, deem telecommunications services provided by non-EU based companies to be provided where the customer is located, thereby subjecting the telecommunications services provided to customers in the EU by non-EU based companies to VAT. The German and French rules impose VAT on both the residential and business customers of non-EU based telecommunications companies. In the case of sales to non-VAT registered customers, German and French rules require that the non-EU based telecommunications carrier collect and remit the VAT. In the case of sales by such providers to German VAT-registered customers, the German rules generally require that such customers collect and remit the VAT. Under the so-called "Nullregelung" doctrine, however, certain business customers that are required to charge VAT on goods and services provided to their customers (generally, companies other than banks and insurance companies) are entitled to an exemption from VAT on telecommunications services. In the case of sales by such providers to French VAT-registered customers, the French rules require that such business customers collect and remit the VAT.

    The EU has adopted a proposed amendment to the Sixth Directive that, if adopted in present form, would require all EU members to adopt legislation to impose VAT on non-EU based telecommunications services provided to customers in the EU by non-EU based companies, beginning as early as December 31, 1998. Under the proposed amendment, non-EU based telecommunications companies would be required to collect and remit VAT on telecommunications services provided to EU businesses as well as to individuals.

    The Company's independent agents historically have collected, and will continue to collect, VAT on services where it is offered in a VAT country. The Company believes that whatever potential negative impact the Derogation and the Amendment will have on its operations as a result of the imposition of VAT on traditional call reorigination, such impact will be partially mitigated by the customer migration towards and the higher gross margins associated with direct access services.

EMPLOYEES

    As of September 30, 1997, the Company had 19 full-time employees. None of the Company's employees are covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is satisfactory. The Company anticipates that its number of employees will increase in the future as it invests the proceeds of this Offering by acquiring complementary businesses and increases its own internally generated revenues.

AGREEMENTS WITH INDEPENDENT AGENTS

    From its inception in 1993 to the present, the Company's sales and marketing efforts have been conducted by the appointment of an exclusive independent sales representative in each of its markets. Each of these independent agents operate in accordance with a model of practices and procedures developed by the Company, and settle all customer invoices (net of the agency's commission share) directly with the Company within a prescribed period, generally less than 40 days. Upon consummation of the Offering, the Company may reduce its reliance upon independent agents by strategic acquisitions, and may make equity investments in certain independent agents. See "Use of Proceeds", and "Certain Relationships and Related Party Transactions."

    Each prospective agency is required to submit a business plan and demonstrate the financial resources and commitment required to carry out its marketing and customer service plan approved by the Company prior to its appointment. Each Agency is licensed by and required to do business in the name of the Company, and execute Subscriber Agreements with end users on behalf of and for the benefit of the Company.

    The Company knows of no competitor that operates in this manner and attributes this program with its successful market penetration, high degree of customer satisfaction, and rapid collections cycle.

    Most of the costs of marketing, sales and customer service are paid from the commissions retained by each of the agencies, and the Company's agencies are generally successful enterprises in their own right and by their own merit.

    The Company's agreements with its independent exclusive agents typically provide for a five-year term with an option of renewing the Agreements for two additional terms of three years, in addition to a two-year non-compete clause effective upon termination of the agreement, and further require the agents to offer the Company's services at rates prescribed by the Company and to abide by the Company's marketing and sales policies and rules. Agent compensation is paid directly by the Company and is based exclusively upon payment for the Company's services by customer funds the agents obtain for the Company. The commission paid to agents ranges between fifteen to nineteen percent of revenues received by the Company and varies depending on individual contracts, the exclusivity of the agent and the type of service sold. Commissions are paid each month based on payments received during the prior month from customers collected by the agent. For the six months ended September 30, 1997, approximately 66% of the Company's revenues were attributable to the most significant four (4) independent agencies. Agents settle their accounts with the Company in U.S. Dollars and therefore bear the risk of fluctuations in the exchange rates between the local currency and the U.S. Dollar. Agents are held accountable for customer collections and are responsible for bad debt attributable to customers they enroll. The Company may record additional bad debt expense, however, based on increases in wholesale business, consummation of acquisitions, and equity investments in the agency companies.

    For the six months ended September 30, 1997, the Company derived approximately 92% of its revenues from customers enrolled by agents who are contractually prohibited from offering competitive telecommunications services to their customers during the term of their contract. In the past, certain independent agents have elected to terminate their relationships with the Company in lieu of entering into new independent agent agreements. In the event that independent agents terminate their agency agreements and transfer a significant number of customers to other service providers or that a significant number of agents decline to renew their contracts under the new terms and move their customers to another carrier, such events would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Dependence on Independent Exclusive Agents."

    In mid 1997 the Company initiated discussions with certain of its exclusive agents with regard to the acquisition of an equity interest in their agencies. The Company believes that it would be beneficial to have an ownership interest in its key marketing and customer service organizations while maintaining the benefits derived from the local expertise of the exclusive agent, as well as the productivity derived from local ownership and profit making. From these discussions the Company has determined that equity in the exclusive agencies can be obtained by: (i) direct purchase for cash; (ii) the offering of options or stock to acquire small equity interest in the agencies in the event of the Company's public stock offering; (iii) the issuance of the Company's securities in a private placement, prior to any public offering; or (iv) a combination of the aforementioned. The Company believes that this strategy will provide the Company with the benefits derived from direct ownership of the local sales organization while retaining the benefits of the existing entrepreneurial structure. Other than with respect to pending agreements in France and South Africa described in "Certain Relationships and Related Party Transactions", the Company has no agreement to purchase an interest in any of its agencies.

PROPERTIES

    The Company currently occupies approximately 8,087 square feet of office space in Sunrise, Florida, which serves as the Company's principal executive office. The lease has an annual rental obligation of approximately $158,000 and expires on April 30, 2003. The Company believes that such offices are adequate for its current purposes.

LEGAL PROCEEDINGS

    Although the Company is party to litigation in the ordinary course of business, there are no legal proceedings pending or to the knowledge of the Company, threatened, that, if determined adversely to the Company, would have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information regarding the current directors and executive officers of the Company.

NAME                                                     AGE                   POSITION WITH THE COMPANY
---------------------------------------------------      ---      ---------------------------------------------------
Luca M. Giussani...................................          42   President, Chief Executive Officer and Director
Jeffrey R. Chaskin.................................          44   Executive Vice President, Chief Operating Officer
                                                                  and Director
Johannes S. Seefried...............................          39   Chief Financial and Chief Accounting Officer and
                                                                  Director
Gregory J. Koutoulas...............................          48   Vice President, Controller and Secretary
Richard C. McEwan..................................          43   Vice President
William Newport....................................          63   Director, Chairman of the Board of Directors

    Luca M. Giussani, a co-founder of the Company, has served as President, Chief Executive Officer and Director of the Company since March of 1993. Prior to co-founding Ursus Telecom Corporation with Mr. Chaskin, Mr. Giussani served as an advisor to a number of developing countries for the restructuring of their foreign debt, as well as a consultant to several public sector Italian contractors specialized in the construction of power plants. Prior to 1993, Mr. Giussani was an officer of Orient & China S.P.A., a trading company specialized on transactions with China, and in the following concerns that provided consulting services to Italian contractors: Intraco P.E.F, Balzar Trading Ltd. and Ursus Finance Ltd.

    Jeffrey R. Chaskin is a co-founder of the Company and has been its Chief Operating Officer and a Director since its inception in March of 1993. Mr. Chaskin has had a key role in the development of various telecommunications companies, and has consulted to the industry since 1981 including consulting regarding call center and switched network operations for CIL, Federal Express, CBN, ASCI and others. Mr. Chaskin's duties include running the day to day operations of the Company, carrier relations, and business development and strategy.

    Johannes S. Seefried has been Chief Financial Officer of the Company since February 1997, and its Chief Accounting Officer and a Director since February 1998. Prior to joining the Company in 1996, Mr. Seefried held executive positions in corporate finance and securities sales with commercial and investment banking organizations at The Chase Manhattan Bank (1984-86), Drexel Burnham Lambert and Mabon Nugent (1986-89), Inverbroker, U.S.A. (1989-90), Grupo Banco Santander (1990-93), both in the United States and Europe. Mr. Seefried's primary responsibilities at the Santander Group included serving as a Vice President of corporate business development, including mergers & acquisitions, and sharing responsibility for establishing a broker/dealer for the Santander Group in the U.S.A. From 1994 to 1996, Mr. Seefried served as Managing Partner of Seefried Forstverwaltung, a diversified privately-owned forestry and property management company. Mr. Seefried is a graduate of the Stanford Graduate School of Business, 1994 and the School of Foreign Service at Georgetown University, 1983.

    Gregory J. Koutoulas has been Vice President of Finance and Secretary of the Company since April 1995 and Controller since November 1994. From 1990 to 1994 Mr. Koutoulas served as Controller of F.A.S.T., INC., a wholesale distributor of health and beauty aids. Prior to his position with F.A.S.T., INC., from 1987 to 1989, Mr. Koutoulas was employed by Bertram Yacht, a manufacturer of luxury yachts, as Manager of Financial Analysis and Cost Accounting. Mr. Koutoulas received a B.S. in Economics with a concentration in Accounting from Purdue University in 1971 and is a licensed Certified Public Accountant.

    Richard C. McEwan has been Vice President of Agency Relations since September 1, 1997. Prior to joining the Company on a full-time basis, Mr. McEwan was a consultant to the Company since its inception in 1993 after leaving Gateway USA as its Director of International Development since 1990. From 1988 to 1990 Mr. McEwan was co-founder and Executive Vice President of Gateway Asia-Taiwan, the first overseas agency of Gateway USA providing call reorigination services. Mr. McEwan also provides consulting services to one of the Company's agencies. See "Employment Agreements." Mr. McEwan received a B.A. from Brigham Young University in 1980 and a Masters of International Management from the American Graduate School of International Management (Thunderbird) in 1982.

    Following consummation of the Offering, the Company expects to name one additional outside directors to its Board of Directors, so that the outside members of the Board will consist of William M. Newport and another outside director to be designated.

    William M. Newport became a Director and Chairman of the Board of Directors of the Company in February 1998. Mr. Newport was Chief Executive Officer of AT&T's cellular business from 1981 to 1983. In 1983, Mr. Newport joined the Bell Atlantic Corporation when it was formed as a result of the AT&T divestiture and retired in December 1992 from the Bell Atlantic Group as a Vice President for Strategic Planning, after a 36 year long career in the telecommunications industry. Mr. Newport served as a director at Integrated Micro Products a manufacturer of fault tolerant computers for telecommunications equipment vendors from 1994 to 1996, and currently serves as a director of the Corporation for National Research Initiatives, a non profit information technology research and development company, Authentix Networks, Inc., a wireless roaming fraud prevention and detection service provider, Ovum Holdings plc., a telecommunications consulting firm, and Condor Technology Solutions. Condor Technology Solutions is a publicly traded company that provides information technology services, such as information systems development, networking, desk top computing systems and design installations. Mr. Newport holds degrees in Electrical Engineering from Purdue University and in Management from the Sloan School of Management at M.I.T.

    Effective immediately before this Offering, the directors will be divided into three classes, denominated Class I, Class II and Class III, with the terms of office expiring at the 1999, 2000 and 2001 annual meeting of shareholders, respectively. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of shareholders after their election. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors has established, or will establish prior to the Offering, three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Luca Giussani, Jeffrey Chaskin, and Johannes
S. Seefried serve on the Executive Committee which is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not (i) amend the Articles of Incorporation or the Bylaws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the shareholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the shareholders a dissolution of the Company or revoke a dissolution, (v) elect a director, or (vi) declare a dividend or authorize the issuance of stock. William Newport and the other outside director will serve on the Compensation Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1998 Stock Incentive Plan (the "Stock Incentive Plan"). See "--Stock Incentive Plan." Johannes S. Seefried and the outside directors will serve on the Audit Committee. The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter, and performing such other duties as the Board of Directors may from time to time prescribe.

COMPENSATION OF DIRECTORS

    Following completion of the Offering, the Company intends to pay each non-employee director compensation of $2,000 for each meeting of the Board of Directors that he attends and $500 for a conference telephone meeting with members of the Board. Outside members of the Board will also be granted between 5,000 and 15,000 non-qualified options under the Stock Incentive Plan as described below, for each year of service on the Board. Mr. Newport will receive 15,000 non-qualified options at the initial public offering price. The Company will reimburse each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.

EXECUTIVE COMPENSATION

    The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the fiscal year ended March 31, 1997, 1996 and 1995 by the Company to or on behalf of the Chief Executive Officer and the three other executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                  ANNUAL COMPENSATION
                                                                    ------------------------------------------------
                             NAME AND                                                                  OTHER ANNUAL
                        PRINCIPAL POSITION                            YEAR       SALARY      BONUS     COMPENSATION
------------------------------------------------------------------  ---------  ----------  ----------  -------------
Luca M. Giussani..................................................       1997  $  170,000  $  251,405    $   8,200(1)
  President and Chief Executive                                          1996  $  170,000  $  164,326    $   4,704(1)
  Officer                                                                1995  $  128,804  $   12,300    $  16,805(3)
Jeffrey R. Chaskin (2)............................................       1997  $  170,000  $  251,405   $      4,583(1)
  Executive Vice President and                                           1996  $  170,000  $  164,326   $      3,057(1)
  Chief Operating Officer                                                1995  $  170,000  $   12,300       --
Johannes S. Seefried (4)..........................................       1997  $   61,981      --           --
  Chief Financial and Accounting
  Officer
Richard McEwan (5)................................................       1997      --          --      $     50,000 (6)
  Vice President of Agency                                               1996                          $     50,000 (7)
  Relations                                                              1995                          $     67,885 (7)

------------------------

(1) Consists of use of a Company automobile.

(2) Not included in the table is compensation paid to Mr. Chaskin's wife, Joanne
    M. Canter, who is an employee of the Company. Ms. Canter's salary for 1995, 1996 and 1997 was $18,692, $18,000 and $16,615, respectively.

(3) Consists of moving expenses.

(4) Mr. Seefried joined the Company on July 8, 1996. His base salary at September 30, 1997 was $125,000.

(5) Mr. McEwan joined the Company on September 1, 1997. His base salary at December 31, 1997, was $130,000.

(6) Consulting fees paid from April 1, 1997 to August 30, 1997.

(7) Consulting fees.

EMPLOYMENT AGREEMENTS

    Effective as of the date of the Offering, the Company will have entered into employment agreements with each of Luca Giussani, Jeffrey Chaskin, Johannes S. Seefried and Richard McEwan for terms ranging from two to five years.

    The Company has entered into 5-year Employment Agreements, effective on January 1, 1998, with each of Messrs. Giussani and Chaskin, respectively, the Company's Chief Executive and Chief Operating Officers, providing for each to receive:

    (i) base annual salary of $225,000 in 1998, $250,000 in 1999, $275,000 in
       2000, $300,000 in 2001 and $325,000 in 2002;

    (ii) minimum bonuses payable at the beginning of every calendar year for the term of the employment contract, commencing in January 1998, will be $45,000; in addition, each executive will receive additional bonuses, depending upon the Company's operating results, of $45,000 for each $1 million of earnings before interest, taxes, depreciation, amortization and such bonuses ("EBITDAB") up and including to an "EBITDAB" of $4 million, as generated by the Company during any fiscal year beginning on April 1, 1998 (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid monthly, subject to continuing adjustment for each quarterly and fiscal year's EBITDAB);

    (iii) bonuses commencing with the Company's fiscal year beginning on April 1, 1998, determined as a percentage of the executive's base annual pay depending upon the Company's EBITDAB, these bonuses begin to be payable at 20% of base annual pay for EBITDAB of at least $4 million, and increase in increments of 5% of base annual pay for each $1 million of additional EBITDAB above an EBITDAB of $4 million (such bonuses to be prorated for EBITDAB of a fraction of $1 million and paid quarterly subject to continuing adjustment for each fiscal year's EBITDAB) provided that aggregate bonuses as described in (ii), above and this section (iii) shall not exceed 200% of the annual base pay.

    (iv) in the event of a termination without cause, or termination by the executive for good reason, compensation for the balance of the remaining term of the Employment Agreement, but for not less than one year; or in the event of termination of the executive following a change in control, a payment of three years' base includible compensation, equal to the maximum tax deduction that the Company can receive under the applicable "golden parachute" regulations;

    (v) confidentiality provisions and a non-compete agreement within the State of Florida for one year after any termination of employment, and

    (vi) 10-year options to purchase 150,000 shares of Common Stock at the Offering price, 75,000 of which vest upon consummation of this Offering and the balance in January, 1999 or upon a change in control of the Company. Mr. Giussani's options will be non-qualified. Options to purchase $200,000 worth of Common Stock issued to Mr. Chaskin will be tax-qualified and remainder will be non-qualified.

The Agreements provide that the bonuses already paid to Messrs. Giussani and Chaskin through December 1997 comprise the entire bonus to which each is entitled in respect of the fiscal year ending March 31, 1998. They also waive any other claims for compensation from the Company accruing prior to January 1, 1998.

    The Company has entered into an employment agreement with Johannes Seefried, its Chief Financial and Accounting Officer, providing for terms similar to those in the Employment Agreements with Messrs. Giussani and Chaskin, as described above, except that:

    (i) the term of the Agreement is for two years from January 1, 1998;

    (ii) the base annual salary is $170,000 in 1998 and $200,000 in 1999;

    (iii) a guaranteed bonus of $50,000 is payable at the commencement of the Agreement, and of $75,000 is payable upon consummation of this Offering, in addition to bonuses payable as a percentage of base annual pay depending on the EBITDAB of $4 million or more that the Company realizes in any fiscal year beginning on or after April 1, 1998 and during the term of the Agreement; all in accordance with the formula set forth in paragraph (iii), above with respect to Messrs. Giussani and Chaskin; and

    (iv) 10-year options to purchase 100,000 share of Common Stock at the Offering price, 50,000 of which vest upon consummation of this Offering and the balance in January, 1999 or upon a change in control of the Company. Options to purchase $200,000 worth of Common Stock will be tax-qualified, the remaining options will be non-qualified.

    On September 1, 1997, the Company entered into an employment agreement with Richard McEwan, its Vice President of Agent Relations, for a period of two years. The Agreement replaces the consulting agreement previously in effect. The Agreement automatically renews for successive one-year terms unless either party provides written notice of non-renewal. By the terms of the Agreement, Mr. McEwan was paid a starting bonus of $40,000 upon joining the Company and receives a base annual salary of $130,000. Mr. McEwan is also eligible to receive bonuses each December at the discretion of the Board of Directors. Upon adoption by the Company of a stock incentive plan, Mr. McEwan is entitled to receive incentive stock options to purchase a number of shares equal to two percent of the Company's common stock outstanding as of the date of the Agreement, at an option price and subject to a vesting schedule to be determined by the Company and its Board of Directors at their sole discretion. The Agreement permits Mr. McEwan to continue to perform services for one of the Company's independent agents, provided that doing so does not create a conflict of interest or unreasonably interferes with the performance of his duties under the Agreement. This provision refers to an existing and continuing consulting arrangement providing for Mr. McEwan to provide consulting services to the Company's agency in the Bahamas. Pursuant to that arrangement, Mr. McEwan provides "back office" support services to that agency in return for consulting fees equal to approximately 30% of the amount of agency fees that the Bahamas agency collects from the Company. These fees, which amounted to approximately $30,000 in 1996 and $50,000 in 1997 are paid directly to a trust of which Mr. McEwan is a Trustee, and from which he received a $1,000 monthly trustee's fee through September, 1997, after which that fee ceased being paid. The beneficiaries of the Trust include various charitable endeavors, but also include the children of Mr. McEwan. The Agreement contains confidentiality provisions and a non-compete agreement within the State of Florida for one year after any termination of employment.

STOCK INCENTIVE PLAN

    The Company's Board of Directors and Shareholders adopted the "1998 Stock Incentive Plan" (the "Stock Incentive Plan" or the "Plan") in February 1998. The Compensation Committee will administer the Plan, except that prior to the Offering the Plan will be administered by the Board of Directors. All employees and directors of and consultants to the Company, as may be determined from time to time by the Compensation Committee, are eligible to receive "Incentive Awards" under the Stock Incentive Plan. The Stock Incentive Plan allows the Company to issue Incentive Awards of stock options (including incentive stock options and non-qualified stock options), restricted stock and stock appreciation rights.

    A total of 1,000,000 shares of Common Stock will be authorized for issuance under the Stock Incentive Plan. Not more than 200,000 shares of Common Stock may be the subject of incentives granted to any individual during any calendar year under the Stock Incentive Plan. On the effective date of their respective Employment Agreements, the Company has granted to its Chief Executive, Chief Operating and Chief Financial Officers 10-year stock options exercisable at the public offering price covering 150,000, 150,000 and 100,000 shares of Common Stock, respectively. Half of these options vest upon issuance, and the balance vest on January 1, 1999 or upon a change in control of the Company. These options will not be exercisable unless this Offering is consummated. $200,000 worth of the options granted to each of Messrs. Chaskin and Seefried are tax-qualified, the remaining options granted to Messrs. Chaskin and Seefried and all options granted to Mr. Giussani are non-qualified.

    In addition, immediately prior to the commencement of the Offering, options will be granted at or above the initial public offering price to certain employees of the Company, including Mr. McEwan as will be determined by the Compensation Committee.

    The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the Common Stock at the date of grant, and 110% of the fair market value of the Common Stock at the date of grant for any incentive stock option granted to an optionee that owns more than 10% of the Common Stock of the Company.

    Stock options are exercisable for duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. The Compensation Committee may fix the vesting schedule and duration of options on the date of grant (in the case of qualified options, the term cannot exceed ten years from the date of grant or five years for options granted to an optionee that owns more than 10% of the Common Stock of the Company). The aggregate fair market value (determined at the time the option is granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Incentive Plan and the Code.

    At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

    Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of Common Stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of Common Stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

    Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.

    Stock options terminate at the end of the 90th day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The Board of Directors may extend the post-termination exercise period for any individual, but not beyond the expiration of the original term of the option.

    An option grant may, in the discretion of the Compensation Committee, include a reload option right that entitles the holder, upon exercise of the original option and payment of an exercise price for the option in shares, to purchase at the fair market value per share at the time of exercise the number of shares used to pay the option exercise price. A reload option may, in the Compensation Committee's discretion, permit the holder upon exercise of the option to purchase the number of shares equal to the number of shares issued upon exercise of the original option. Any reload option will be subject to the same expiration date and exercisable at the same time as the original option with respect to which it is granted.

    The Compensation Committee may grant stock appreciation rights, either independently or in connection with the grant of a stock option. Stock appreciation rights granted in connection with an option may fall into one of two categories: "Conjunctive Rights" or "Alternative Rights." Conjunctive Rights will, upon exercise of the related stock option, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (b) the number of shares in respect of which the related option is exercised. Alternative Rights will, upon surrender of the related option with respect to the number of shares as to which such rights are then exercised, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (i) the spread between the fair market value per share at the time of exercise and the per share option exercise price, and (ii) the number of shares in respect of which the rights are exercised. The duration of stock appreciation rights granted in connection with a stock option will be coterminous with the duration of the stock option.

    Stock appreciation rights granted independently will, upon their exercise, entitle the holder to receive payment of an amount equal to the product obtained by multiplying (a) the excess of the fair market value per share on the date of exercise of the stock appreciation rights over the fair market value per share on the date of grant of the stock appreciation rights, and (b) the number of shares in respect of which the stock appreciation rights are exercised. Stock appreciation rights granted independently of any stock option will be exercisable for a duration determined by the Compensation Committee, but in no event more than ten years from the date of grant.

    The Compensation Committee may also grant restricted stock awards under the Plan. Restricted stock awards will not be transferable until the restrictions are satisfied, removed or expire, and will bear a legend to that effect. The Compensation Committee may impose such other conditions as it deems advisable on any restricted shares granted to or purchased pursuant to a restricted stock award made under the Plan.

    Awards granted under the Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the award in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of Common Stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Incentive Plan or to any outstanding award as it shall deem appropriate to prevent dilution or enlargement of rights.

    The Company shall obtain such consideration for granting options under the Stock Incentive Plan as the Compensation Committee in its discretion may request.

    Each award may be subject to provisions to assure that any exercise or disposition of Common Stock will not violate federal and state securities laws.

    No award may be granted under the Stock Incentive Plan after the day preceding the tenth anniversary of the adoption of the Stock Incentive Plan.

    The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Incentive Plan and may, with the consent of the affected holder of an outstanding award, at any time withdraw or amend the terms and conditions of outstanding awards. Any amendment which would increase the number of shares issuable pursuant to the Stock Incentive Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the shareholders of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Prior to the Offering, the Company has not had a compensation committee or any other committee of the Board of Directors performing similar functions. Prior to the Offering, decisions concerning executive compensation were made by the Board of Directors, including Messrs. Giussani, Chaskin and Seefried, all of whom were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company

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
will establish a Compensation Committee upon consummation of this Offering. See "--Committees of the Board of Directors."

    None of the executive officers of the Company currently serve on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. For other related party transactions, see "Certain Relationships and Related Party Transactions."

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LOANS AND ADVANCES TO EXECUTIVE OFFICERS

    Between December 26, 1995 and July 15, 1997, the Company loaned an aggregate of $127,000 to Luca Giussani, its Chief Executive Officer. The loans were evidenced by unsecured notes bearing interest at 7.65% per annum. In addition, the Company made cash advances totaling $4,749 on behalf of Mr. Giussani during this period. Mr. Giussani repaid the Company all outstanding amounts on December 23, 1997.

    During fiscal 1995, 416.67 Class C shares were issued to Jeffrey Chaskin, the Company's Chief Operating Officer, in exchange for a $18,750 promissory note bearing interest at 7.65%, due March 1, 1997. Mr. Chaskin's 541.67 total Class C shares were pledged as security for the note. On February 21, 1997, this loan was converted to an unsecured note bearing interest at 7.65% per annum, payable by February 21, 1998. Mr. Chaskin repaid the loan in full on December 19, 1997.

BONUSES PAID IN ADVANCE

    At September 30, 1997, the Company had paid bonuses of $32,808 in advance to both Mr. Giussani and Mr. Chaskin. The total balance of $65,616 is included in prepaid expenses.

    Pursuant to the employment agreements effective January 1, 1998 (See "Management--Employment Agreements."), all bonuses, including any advance payments, paid to Messrs. Giussani and Chaskin through December 1997 comprise the entire bonus to which each is entitled in respect of the fiscal year ending March 31, 1998. They also waive any other claims for compensation from the Company accruing prior to January 1, 1998. Messrs. Giussani and Chaskin each received $225,779 in bonuses under these agreements for the nine months ended December 31, 1997.

TERM LOANS AND GUARANTEE BY CHIEF EXECUTIVE OFFICER

    During 1993, the Company entered into two term loan agreements with Citibank-Zurich providing for an aggregate loan amount of $730,000. The due dates of the two loans were May 20, 1996 and November 11, 1996, respectively. During 1995 and through April 1996, the Company repaid a total of $250,000 on the term loans. In June of 1996, the Company replaced the two existing term loans with a new term loan with the same lender in the amount of $500,000 and due August 31, 1998. From June 1996 to January 21, 1998 the Company has repaid an additional $430,000. The term loan balance is $70,000 as of January 21, 1998.

    Luca Giussani, the Company's Chief Executive Officer provided security for these term loans by pledging money-market accounts equal to 100% of the outstanding loan balances. The amount currently pledged as security by Mr. Giussani is $70,000.

    The note provides for selection of LIBOR interest periods of one, two, three, six, nine or twelve months at the option of the Company. The Company has elected to pay interest monthly and is charged at a rate of 1.25% over the bank's cost of funds, but not in excess of a 1.75% over the rate earned on the money-market account pledged to secure the loan.

    The Company intends to repay the current outstanding balance of $70,000 by March 31, 1998.

PURCHASE OF EQUITY INTEREST IN SOUTH AFRICAN AGENCY

    On August 12, 1997, the Company entered into an agreement with its largest independent agent, located in South Africa, to acquire an equity interest in the agency. The agreement provides for the Company to make deposits on the purchase price in an amount equal to 9% of the revenues that this agency generates for the Company for the period from August 1, 1997 through January 31, 1998. The percentage of the agency that the Company will acquire will be based on a formula that values the agency at approximately six times its average monthly revenues for the months of October, November and December 1997. At September 30, 1997, deposits of $127,382 have been made under this Agreement and are included in other assets. Based on this valuation formula, the agency has been valued at $4,316,080. Based on the revenues generated for the Company by the independent agent for the period from August 1, 1997 through January 31, 1998, the Company will purchase an equity interest of 8.64% in the agency for $372,949.

FORMATION OF FRENCH SUBSIDIARY

    On November 20, 1997, the Company entered into a letter of intent with respect to a proposed joint venture with Central Call and Mondial Telecom, its French agencies. Pursuant to the letter of intent, as amended, the Company organized Ursus Telecom France, a limited liability company, capitalized at FF50,000 or approximately $8,300. The Company will hold 50% plus 2 shares of the Ursus Telecom France. The remaining shares are held equally by Central Call and Mondial Telecom.

    The letter of intent calls for the Company to pay within six (6) months after the completion of an initial public offering, a cash sum that equals three and one-half (3.5) times the average monthly traffic revenues contributed into the venture by Central Call and Mondial Telecom over the three months of February, March and April of 1998. This payment is considered as an advance towards the share purchase program as qualified below. The letter of intent requires that Ursus Telecom France commence operations by January 31, 1998. As of February 12, Ursus Telecom France had not yet commenced operations and the Company is seeking to extend this provision.

    Central Call and Mondial Telecom shall have the right to require that the Company purchase the shares held in the joint venture (enterprise) by Central Call and Mondial Telecom in any one of the following three manners: (a) in three
(3) installments of 33.3% each on the first, second and third anniversary of the Company's Initial Public Offering ("IPO"), (b) or in two (2) installments, the first of 66.66% on the second anniversary of the Company's IPO and the remaining 33.33% on the third anniversary of the Company's IPO, (c) or in one (1) installment on the third anniversary of the Company's IPO.

    The valuation for these subsequent share purchases will depend on whether the Company pays in cash or issues its stock as payment. The cash purchase price would value the joint venture at 5.5 times average monthly revenues; the stock price would be based on an enterprise value of 8 times average monthly revenues. These enterprise values would be multiplied by the percentage interest being acquired to determine the purchase price. The Company reserves the option to choose among one of the two available payment and valuation methods after consultation with Central Call and Mondial Telecom.

    As of January 27, 1998, the Company has contributed to Ursus Telecom France a telecommunications switch at its cost of $112,128 and has made capital contributions and cash advances of approximately $47,000.

EMPLOYMENT AGREEMENTS

    The Company has entered into employment agreements with certain of its executive officers. See "Management--Employment Agreements."

CONSULTING AGREEMENT

    On November 1, 1995, the Company entered into a one year consulting agreement with Ben Rispoli, a minority shareholder of the Company. The agreement automatically renews for successive one year terms unless either party provides written notice of non-renewal. The agreement provides for Mr. Rispoli to provide consulting services to assist the Company's marketing efforts, and for a monthly retainer of $11,250 plus reimbursement of reasonable travel expenses.

    On January 20, 1998, Messrs. Giussani, Rispoli and the Company entered into an agreement (the "January Agreement"). The January Agreement resolved the matter of Mr. Rispoli's beneficial interest in the Company's securities held in a fiduciary capacity by Fincogest, S.A. ("Fincogest"). Fincogest in a nominee Swiss entity that holds record title for the Company's securities owned by Mr. Giussani as well as Mr. Rispoli. Mr. Rispoli had a beneficial interest in the securities held by Fincogest since the inception of the Company in 1993. The January Agreement resolves that Mr. Rispoli beneficially owns 8.3% of the Common Stock held by Fincogest, and that Mr. Giussani beneficially owns the remaining 91.7% of the Common Stock and all of the Series A Preferred Stock that is held of record by Fincogest. The January Agreement also extends Mr. Rispoli's consulting agreement to December 31, 1998 and provides that the consulting agreement cannot be terminated except for "cause" and modifies the agreement to include an additional payment of $15,000 upon consummation of an initial public offering of the Company's securities during the term of the consulting agreement.

LOANS TO CONSULTANT

    Between December 21, 1995 and June 26, 1996, the Company loaned $65,000 in the aggregate to Ben Rispoli, a minority shareholder and consultant to the Company. The notes are unsecured and bear interest at the rate of 7.65% per annum. Beginning in September of 1997, the consultant's monthly retainer is being offset by the Company against the consultant's outstanding loan balance and accrued interest. At December 31, 1997 the outstanding loan balance and accrued interest was $28,894. The Company expects to continue offsetting the consultant's monthly retainer until March of 1998, when all outstanding amounts will be due.

                     PRINCIPAL AND REGISTERING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of the shares of Common Stock in the Offering, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) the Registering Shareholders; (iii) each of the Company's directors; (iv) each of the executive officers named in the Summary Compensation Table;

and (v) all directors and executive officers of the Company as a group. The address of each person listed below is 440 Sawgrass Corporate Parkway, Suite 112, Sunrise, Florida 33325, unless otherwise indicated.

                                                 SHARES BENEFICIALLY        SHARES         SHARES BENEFICIALLY
                                                        OWNED                TO BE           OWNED AFTER THE
                                               BEFORE THE OFFERING(1)       SOLD IN            OFFERING(1)
                                               -----------------------        THE        -----------------------
NAME OF BENEFICIAL OWNER                         NUMBER      PERCENT      OFFERING(2)      NUMBER      PERCENT
---------------------------------------------  ----------  -----------  ---------------  ----------  -----------
Luca M. Giussani (2)(3)(4)(5)(6).............   4,200,000(7)       82.8%           --     4,200,000(7)       63.9%
Ben Christian Rispoli (3)....................     375,000         7.5%            --        375,000         5.8%
Jeffrey R. Chaskin (2)(5)(6).................     575,000(7)       11.3%           --       575,000(7)        8.8%
Johannes S. Seefried (5)(6)..................      50,000(8)        (10)           --        50,000(8)        (10)
Gregory J. Koutoulas (5).....................          --          --             --             --          --
Richard McEwan (5)...........................          --
William Newport (6)..........................       7,500(9)        (10)           --         7,500(9)        (10)
All Executive Officers
  and Directors as a Group (7 Persons).......   5,207,500      (9)      100.0%           --  5,207,500      (9)         78%

------------------------

(1) Based on 5,000,000 shares of Common Stock outstanding prior to the Offering and, assuming no exercise of the Underwriters' Over-Allotment Option, the Representative's Warrants or any employee stock options, 6,500,000 shares of Common Stock outstanding immediately after the Offering, and gives effect to the shares of Common Stock issuable within 60 days of February 12, 1998 upon the exercise of all options beneficially owned by the Shareholders indicated. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to all shares of Common Stock beneficially owned.

(2) The shares of Common Stock owned by the Registering Shareholders and registered in this Offering are subject to a holdback agreement with the Representative and may not be sold without the Representative's consent until 365 days after the date of the Prospectus.

(3) Held by Fincogest S.A., a Swiss nominee entity whose holdings of Common Stock are beneficially owned by Mr. Giussani (91.7%) and Ben Christian Rispoli (8.3%). Each of Mr. Giussani and Mr. Rispoli has sole voting and investment power with respect to such shares of Common Stock that are beneficially owned by each.

(4) Fincogest, S.A. also owns 100% of the outstanding shares of Series A Preferred Stock of the Company; all of which are beneficially owned by Mr. Giussani, who holds sole voting and investment power with respect to the Series A Preferred Stock. See "Description of Capital Stock-Preferred Stock."

(5) Executive Officer. Excludes options to purchase 100,000 shares of Common Stock to be granted to Mr. McEwan pursuant to this Employment Agreement after consummation of the Offering, at an exercise price and under a vesting schedule to be determined by the Compensation Committee.

(6) Director.

(7) Includes 10-year options to purchase 75,000 share of Common Stock that vest at the time of the Offering. Does not include options to purchase 75,000 shares of Common Stock that vest in January 1999. Such options are exercisable at the Offering Price.

(8) Consists of 10-year options to purchase 50,000 shares of Common Stock that vest at the time of the Offering. Does not include option to purchase 50,000 shares of Common Stock that vest in January 1999. Such options are exercisable at the Offering Price.

(9) Consists of 10-year options to purchase 7,500 shares of Common Stock that vest at the time of the Offering. Does not include options to purchase 7,500 share of Common Stock that vest in January 1999. Such options are exercisable at the Offering Price.

(10) Less than 1%.

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
                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is subject to the Florida Business Corporation Act ("FBCA") and to provisions contained in the Company's Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part. Reference is made to such exhibits for a detailed description of the provisions thereof summarized below.

    The authorized capital stock of the Company consists of 1,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"), 1,000 shares of Series A Preferred Stock of which are presently issued and outstanding, and 20,000,000 shares of Common Stock, $.01 par value per share, 5,000,000 shares of which are presently issued and outstanding.

COMMON STOCK

    Subject to prior rights of any Preferred Stock then outstanding and to contractual limitations, if any, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor, as declared by the Board of Directors and paid by the Company.

    In the event of any liquidation, dissolution or winding-up of the Company, holders of Common Stock will be entitled to share equally and ratably in all assets available for distribution after payment of creditors, holders of any series of Preferred Stock outstanding at the time, and any other debts, liabilities and preferences. Since the Company's Board of Directors has the authority to fix the rights and preferences of, and to issue, the Company's authorized but unissued Preferred Stock without approval of the holders of its Common Stock, the rights of such holders may be materially limited or qualified by the issuance of the Preferred Stock. See "Preferred Stock," below, for a discussion of the rights and preferences of the Company's Preferred Stock, including the Series A Preferred Stock that is presently issued and outstanding.

    Common stock votes cumulatively for the election of members of the Board of Directors that are subject to election by the holders of such stock.

    The Common Stock presently outstanding is, and the Common Stock offered and sold hereby will be, fully paid and non-assessable.

PREFERRED STOCK

    The Board of Directors is empowered to issue Preferred Stock from time to time in one or more series, without shareholder approval, and with respect to each series to determine (subject to limitations prescribed by law) (1) the number of shares constituting such series, (2) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends to the dividends payable on any other class of stock, (3) whether the shares of each series shall be redeemable and the terms of any redemption thereof, (4) whether the shares shall be convertible into Common Stock or other securities and the terms of any conversion privileges, (5) the amount per share payable on each series or other rights of holders of such shares on liquidation or dissolution of the Company, (6) the voting rights, if any, for shares of each series, (7) the provision of a sinking fund, if any, for each series, and (8) generally any other rights and privileges not in conflict with the Articles of Incorporation for each series and any qualifications, limitations or restrictions thereof.

SERIES A PREFERRED STOCK

    The Company has presently authorized one class of Series A Preferred Stock, consisting of 1,000 shares, all of which are issued and outstanding and owned by the Company's principal shareholder. The Series A Preferred Stock has the exclusive right to elect one less than a majority of the members of the Board of Directors, and is entitled to a $1.00 per share liquidation preference over the Common Stock.

Other than with respect to payment of this liquidation preference, the Series A Preferred Stock does not share in liquidation payments. The Series A Preferred Stock does not participate in dividends and it is not redeemable or convertible into Common Stock. The holders of 66 2/3 of the outstanding Series A Preferred Stock must consent to the creation or issuance of any class or series of Preferred Stock that has greater or equal voting rights with respect to election of Directors as the Series A Preferred Stock.

OPTIONS

    As of the date of this Prospectus, the Company has granted options to purchase up to 415,000 shares of Common Stock, at exercise prices equal to the initial public offering price, pursuant to the provisions of the Company's Stock Incentive Plan. See "Management--Stock Incentive Plan." The Compensation Committee of the Board of Directors will issue additional options under the Stock Incentive Plan after consummation of this Offering. The Company intends to file a registration statement on Form S-8 under the Securities Act to register these shares. See "Shares Eligible for Future Sale."

REPRESENTATIVE'S WARRANTS

    At the closing of this Offering, the Company will sell and deliver to the Representative for an aggregate purchase price of $150, the Representative's Warrants to purchase 150,000 shares of Common Stock at a price equal to 120% of the initial public offering price.

    The Representative's Warrants will contain anti-dilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five (5) years from the date of this Prospectus). See "Underwriting."

VOTING RIGHTS

    Shareholders are entitled to one vote for each share of Common Stock held of record. Common Stock votes cumulatively for the election of Directors. The holders of Series A Preferred Stock, voting as a separate class, are entitled to elect two (2) of the five (5) members of the Board of Directors, and one less than a numerical majority of any expanded Board of Directors.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS AND CERTAIN STATUTORY PROVISIONS

    Certain provisions in the Articles of Incorporation, the Bylaws and the FBCA that will come into effect immediately prior to the Offering could have the effect of delaying, deferring or preventing changes in control of the Company.

    The Company's Articles of Incorporation will contain certain provisions that could discourage potential takeover attempts and impede attempts by shareholders to change management. Effective as of the next meeting of shareholders for the election of directors, the Articles of Incorporation provide for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class will hold office until the third annual meeting for election of directors following the election of such class; provided, however, that the initial terms of the directors in the first, second and third classes of the Board of Directors will expire in 1998, 1999 and 2000, respectively. The Company's Articles of Incorporation provide that no director may be removed except for cause and by the vote of not less than 66 2/3% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors. The Articles of Incorporation permit the Board of Directors to create new directorships, and the Company's Bylaws permit the Board of Directors to elect new directors to serve the full term of the class of directors in which the new directorship was created. The Bylaws also provide that the Board of Directors (or its remaining members, even if less than a quorum) is empowered to fill vacancies on the Board of Directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. A vote of not less than 66 2/3% of the total outstanding voting power of the securities of the Company which are then entitled to vote in the election of directors is required to amend the foregoing provisions of the Articles of Incorporation.

    The Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporation Act. In general, Section 607.0901 restricts the ability of a greater than 10% shareholder of a company to engage in a wide range of specified transactions (including mergers, asset sales, and other affiliated transactions) between such company and such shareholder or a person or entity controlled by or controlling such shareholder. The statute provides that such a transaction must be approved by the affirmative vote of the holders of two-thirds of such company's voting shares, unless it is approved by a majority of the disinterested directors. Section 607.0902 restricts the ability of a third party to effect an unsolicited change in control of a company. In general, the statute provides that shares acquired in a transaction which effects a certain threshold change in the ownership of a company's voting shares (a "control share acquisition") have the same voting rights as shares held by the acquiring person prior to the acquisition only to the extent granted by a resolution adopted by shareholders in a prescribed manner. These statutory provisions may have an anti-takeover effect by deterring unsolicited offers or delaying changes in control or management of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article NINTH of the Company's Articles of Incorporation provides that, to the full extent permitted by the FBCA, directors shall not be personally liable to the Company or its shareholders for damages for breach of any duty owed to the Company or its shareholders.

    The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the FBCA.

    The Company maintains directors' and officers' liability insurance which is intended to provide the Company's Directors and officers protection from personal liability in addition to the protection provided by the Company's Articles of Incorporation and Bylaws as described above.

TRANSFER AGENT

    The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

DESCRIPTION

    Upon completion of the Offering, the Company will have outstanding 6,500,000 shares of Common Stock (assuming no exercise of the Over-Allotment Option and the Representative's Warrants). The 1,500,000 shares of Common Stock to be sold in the Offering, and any of the 225,000 shares that may be sold upon exercise of the Underwriters' Over-Allotment Option, will be freely tradable by persons other than "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act, without restriction or registration under the Securities Act. The remaining 5,000,000 shares outstanding (all such shares being referred to herein as the "Existing Shareholders Shares") will be held by the Company's Existing Shareholders. The Existing Shareholders' Shares may not be sold unless they are registered under the Securities Act or sold pursuant to an applicable exemption from registration, including an exemption pursuant to Rule 144 under the Securities Act. The Existing Shareholders are registering 200,000 of the Existing Shareholders' Shares (120,000 shares beneficially owned by Mr. Giussani and 80,000 shares owned by Mr. Chaskin) in the registration statement of which this prospectus forms a part, but such shares are subject to a hold back agreement with the Representative and may not be sold without the Representative's consent until after 365 days after the date of the Prospectus.

    As currently in effect, Rule 144 generally permits the public sale in ordinary trading transactions of "restricted securities" and of securities owned by "affiliates" beginning 90 days after the date of this Prospectus if the other restrictions enumerated in Rule 144 are met. Restricted securities are securities acquired directly or indirectly from an issuer or an affiliate of the issuer in a transaction not involving a public offering. In general, under Rule 144, if a period of at least one year has elapsed since the date the restricted securities were acquired from the Company or an affiliate of the Company, as applicable, then the holder of such restricted securities (including an affiliate) is entitled, subject to certain conditions, to sell in broker's transactions or to market makers within any three-month period a number of shares which does not exceed the greater of (i) 1% of the Company's then outstanding shares of Common Stock or (ii) the share's average weekly trading volume during the four calendar weeks preceding the date the Notice of Sale is filed with the Commission. Sales under Rule 144 are also subject to certain manner-of-sale provisions and requirements as to notice and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing limitations and requirements but without regard to the one-year period. However, a person who is not and has not been an affiliate of the Company at any time during the 90 days preceding the sale of the shares, and who has beneficially owned restricted securities for at least two years, is entitled to sell such shares without regard to the volume limitation and other conditions of Rule 144. The Existing Shareholders who hold in the aggregate 5,000,000 shares have agreed during the 365 day-period immediately following the date of this Prospectus not to sell or otherwise dispose of any securities (other than a transfer among Existing Shareholders) of the Company without the consent of the Representative.

    The Company has reserved 1,000,000 shares of its Common Stock for issuance under the Stock Incentive Plan. All of the shares issued as the result of any grants under the foregoing plans shall also be restricted securities unless the Company files a registration statement under the Securities Act relating to the issuance of the shares. The Company currently intends to register the shares of Common Stock reserved under such employee benefit plans. Subject to compliance with Rule 144 by affiliates of the Company, any shares issued upon exercise of options granted under such employee benefit plans will become freely tradable at the effective date of the registration statement for the shares reserved under such plans. However, such shares will not be transferable without the consent of the Representative for 365 days after the date of this Prospectus.

    Prior to the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

SALES BY REGISTERING SHAREHOLDERS

    The Company has been advised by the Registering Shareholders that such holders of the Company's Common Stock may, from time to time, sell some or all of the shares registered for such shareholders, following the expiration of the holdback period to which their shares are subject pursuant to an agreement with the Representative. This holdback period expires 365 days after the date of this Prospectus. See "Principal and Registering Shareholders". The Company is not aware of any current intention or agreement, written or oral, on the part of the Registering Shareholders to sell any of their shares of Common Stock through underwriters, brokers, dealers or agents.

    The Registering Shareholders (after expiration of the holdback period), may sell the shares of Common Stock to one or more underwriters for public offering and sale by them, or to investors directly or through agents that solicit or receive offers on behalf of Registering Shareholders, or through dealers or through a combination of any such method of sale.

    The shares of Common Stock may be distributed in one or more transactions from time to time at a fixed price or prices (which may be changed from time to time) in market prices prevailing at the time of sale, at prices based upon such prevailing market prices or at negotiated prices. The Registering Shareholders also may, from time to time, authorize agents to act on a best efforts or other basis to solicit or receive offers to purchase shares of Common Stock.

    Any underwriting commission paid by the Company or Registering Shareholders to underwriters or agents in connection with the offering of the shares of Common Stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in a Prospectus. Underwriters, dealers and agents participating in the distribution of shares of Common Stock (including agents only soliciting or receiving offers to purchase shares on behalf of the Company) may be deemed to be underwriters, and any discounts or commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriters named below, for whom Joseph Charles & Associates, Inc. is acting as Representative, and the Underwriters have agreed, severally, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names.

                                                                              NUMBER OF SHARES
UNDERWRITERS                                                                  TO BE PURCHASED
----------------------------------------------------------------------------  ----------------
Joseph Charles & Associates, Inc. ..........................................
                                                                              ----------------
Total.......................................................................
                                                                              ----------------

    The shares of Common Stock are being sold on a firm commitment basis. The Underwriting Agreement provides, however, that the obligations of the Underwriters are subject to certain conditions precedent. The Underwriters are committed to purchase all of the shares offered hereby if any are purchased. The Representative has informed the Company that it does not expect sales of any shares to be made to any account over which the Underwriters have discretionary authority.

    The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and to selected
dealers at that price, less a concession of not more than $         per share.
The Underwriters may allow a discount of not more than $         per share on
sales to certain other dealers. After the public offering, the price to the public of the shares may be changed.

    The Company has granted the Representative an option, exercisable during the 45-day period following the date of this Prospectus, to purchase up to 225,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. The Representative may exercise such option only for the purpose of covering any over allotments in the sale of the shares offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute payments that the Underwriters may be required to make in respect thereof.

    The Company has agreed to pay the Representative a non-accountable expense allowance of 3% of the gross proceeds from the sale of the shares of Common Stock by the Company, against which $50,000 has heretofore been paid. In addition to the Underwriter's discount and the non-accountable expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing, road show and other costs in connection with the Offering.

    The Company has agreed to retain the Representative as a financial consultant for a period of two years from the date of this Prospectus for a fee of $3,000 per month which shall be paid in full at closing of the Offering.

    The Company has also agreed, for a period of two (2) years from the date of this Prospectus, at the option of the Representative, to nominate a designee of the Representative as a non-voting advisor to the Company's Board of Directors, this designee will be entitled to 10-year Options to purchase 4,000 shares of Common Stock at its fair market value at the time of grant for each year of service in such capacity, and to compensation of $2,000 per meeting attended in person, $500 per meeting attended by conference call and to reimbursements of expenses for attendance at Board Meetings. The Representative has not yet exercised its right to designate such a person.

    At the closing of this Offering, the Company will sell and deliver to the Representative for an aggregate purchase price of $150, the Representative's Warrants to purchase 150,000 shares of Common Stock at a price equal to 120% of the initial public offering price.

    The Representative's Warrants will contain anti-dilution provisions for stock splits, stock dividends, recombinations and reorganizations, a one-time demand registration provision (at the Company's expense) and piggyback registration rights (which registration rights will expire five (5) years from the date of this Prospectus). The Representative's Warrants will be exercisable during the four (4) year period commencing one (1) year after the date of this Prospectus. To the extent that the Representative's Warrants are exercised, dilution of the interests of the Company's shareholders will occur. Further, the terms on which the Company will be able to obtain additional equity capital may be adversely affected, since the holders of the Representative's Warrants can be expected to exercise them at any time when the Company would, in all likelihood, be able to obtain any needed capital on terms more favorable to the Company than those provided in the Representative's Warrants. Any profit realized by the Representative on the sale of the Representative's Warrants or the underlying shares of Common Stock may be deemed additional underwriting compensation.

    Except in connection with acquisitions or the adoption of a stock option plan to purchase up to 1,000,000 shares of Common Stock, and for the issuance of any number of additional securities in acquisition transactions, the Company has agreed, for a period of twelve (12) months from the closing of this Offering, that it will not issue, sell or purchase any shares of Common Stock or issue warrants or options or other equity securities of the Company without the prior written consent of the Representative. In addition, the officers, directors and principal shareholders of the Company have agreed that they will not offer, sell or otherwise dispose of any shares of Common Stock of the Company owned by them for a period of at least twelve months from the closing of this Offering without the prior written consent of the Representative. The Representative may, in its discretion, and without notice to the public, waive such restrictions and permit holders otherwise agreeing to restrict their shares to sell any or all of their shares. (See "Shares Eligible for Future Sale.")

    Prior to this Offering there has been no public trading market for the Company's shares of Common Stock. Consequently, the initial public offering price of the shares of Common Stock has been determined by negotiation between the Company and the Representative. Among the factors considered in determining the offering price of the shares of Common Stock were the Company's financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in activities similar to those of the Company and the general condition of the securities market.

    Certain persons participating in the Offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchases, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the Representatives to reclaim a selling concession from a syndicate member in connection with the offering when Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq Stock Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    Stroock & Stroock & Lavan LLP, Miami, Florida, will pass upon the validity of the issuance of the shares of the Common Stock offered hereby for the Company. De Martino Finkelstein Rosen & Virga, Washington, D.C. will pass upon certain legal matters in connection with the Offering for the Representative.

                                    EXPERTS

    The financial statements of Ursus Telecom Corporation at March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act (the "Registration Statement"), of which this Prospectus forms a part, with respect to the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                            REPORTS TO SHAREHOLDERS

    The Company intends to furnish its shareholders with annual reports containing audited financial statements and a report thereon by independent certified public accountants and with quarterly reports for the first three quarters of each year containing unaudited summary financial information.

                               GLOSSARY OF TERMS

    ACCOUNTING OR SETTLEMENT RATE--The per minute rate negotiated between carriers in different countries for termination of international long distance traffic in, and return traffic to, the carriers' respective countries.

    CALL REORIGINATION (ALSO KNOWN AS "CALLBACK")-- A form of dial up access that allows a user to access a telecommunications company's network by placing a telephone call, hanging up, and waiting for an automated call reorigination. The call reorigination then provides the user with a dial tone which enables the user to initiate and complete a call.

    TRANSPARENT CALL REORIGINATION--Technical innovations have enabled telecommunications carriers to offer a "transparent" form of call reorigination without the usual "hang up" and "callback" whereby the call is automatically and swiftly processed by a programmed switch.

    CAGR--Compound Annual Growth Rate.

    CALL-THROUGH--The provision of international long distance service through conventional long distance or "transparent" call reorigination.

    CLEC--Competitive Local Exchange Carrier.

    CUG (CLOSED USER GROUP)--A group of specified users, such as employees of a company, permitted by applicable regulations to access a private voice or data network, which access would otherwise be denied to them as individuals.

    DIRECT ACCESS--A means of accessing a network through the use of a permanent point-to-point circuit typically leased from a facilities-based carrier. The advantages of direct access include simplified premises-to-anywhere calling, faster call set-up times and potentially lower access and transmission costs (provided there is sufficient traffic over the circuit to generate economies of scale).

    DIAL-UP ACCESS--A Form of service whereby access to a network is obtained by dialing an international toll-free number or a local access number.

    EUROPEAN UNION OR EU--Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain, Sweden and the United Kingdom.

    FACILITIES-BASED CARRIER--A carrier which transmits a significant portion of its traffic over owned transmission facilities.

    FIBER-OPTIC--A transmission medium consisting of high-grade glass fiber through which light beams are transmitted carrying a high volume of telecommunications traffic.

    IPLC (INTERNATIONAL PRIVATE LINE CIRCUITS)--Point-to-point permanent connections which can carry voice and data. IPLCs are owned and maintained by ITOs or third party resellers.

    INTERNET PROTOCOL (IP)--class of product that uses data and/or voice transmission over the Internet/ Intranet.

    ISDN (INTEGRATED SERVICE DIGITAL NETWORK)--A hybrid digital network capable of providing transmission speeds of up to 128 kilobits per second for both voice and data.

    ISP--International Settlements Policy. The ISP establishes the permissible arrangements between facilities-based carriers based in the U.S. and their foreign counterparts for terminating each other's traffic over their respective networks.

    ISR (INTERNATIONAL SIMPLE RESALE)--The use of international leased lines for the resale of switched telephony services to the public, by passing the current system of accounting rates.

    ITO (INCUMBENT TELECOMMUNICATIONS OPERATOR)--The dominant carrier or carriers in each country, often, but not always, government-owned or protected (alternatively referred to as the Postal, Telephone and Telegraph Company, or PTT).

    ITU--International Telecommunications Union--International
Telecommunications Association headquartered in Geneva, Switzerland.

    LEC (LOCAL EXCHANGE CARRIER)--Companies from which the Company and other long distance providers must purchase "access services" to originate and terminate calls in the U.S.

    LOCAL CONNECTIVITY--Physical circuits connecting the switching facilities of a telecommunications services provider to the interexchange and transmission facilities of a facilities-based carrier.

    LOCAL EXCHANGE--A geographic area determined by the appropriate regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

    NODE--A specially configured multiplexer which provides the interface between the local PSTN where the node is located and a switch. A node collects and concentrates call traffic from its local area and transfers it to a switch via private line for call processing. Nodes permit a carrier to extend its network into new geographic locations by accessing the local PSTN without requiring the deployment of a switch.

    OPERATING AGREEMENTS--An agreement that provides for the exchange of international long distance traffic between correspondent international long distance providers that own facilities in different countries. These agreements provide for the termination of traffic in, and return traffic from, the international long distance providers' respective countries at a negotiated "accounting rate." Under a traditional operating agreement, the international long distance provider that originates more traffic compensates the corresponding long distance provider in the other country by paying an amount determined by multiplying the net traffic imbalance by the latter's share of the accounting rate.

    PBX (PUBLIC BRANCH EXCHANGE)--Switching equipment that allows connection of a private extension telephone to the PSTN or to a Private Line.

    POPS--Points of Presence. An interlinked group of modems, routers and other computer equipment, located in a particular city or metropolitan area, that allows a nearby subscriber to access the Network through a local telephone call.

    PRIVATE LINE--A dedicated telecommunications connection between end user locations.

    PSTN (PUBLIC SWITCHED TELEPHONE NETWORK)--A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

    REFILE--Traffic originating from one country (original country) and destined to another country (receiving country) is routed through a third country without the knowledge of the receiving country. The receiving country has only identified the third country and assumes the traffic originated from the third country only.

    RESALE--Resale by a provider of telecommunications services of services sold to it by other providers or carriers on a wholesale basis.

    SWITCHING FACILITY--A device that opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users.

    TRANSIT--Traffic originating from one country and destined to another country is routed through a third country with the full knowledge and consent of all countries and carriers concerned.

    VALUE-ADDED TAX (VAT)--A consumption tax levied on end-consumers of goods and services in applicable jurisdictions.

    VOICE TELEPHONY--A term used by the EU, defined as the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination points.

    WTO--World Trade Organization (based in Geneva, Switzerland).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----

Report of Independent Certified Public Accountants.........................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Income.......................................................................................         F-4

Statements of Shareholders' Equity (Capital Deficiency)....................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Ursus Telecom Corporation

    We have audited the accompanying balance sheets of Ursus Telecom Corporation as of March 31, 1996 and 1997, and the related statements of income, shareholders' equity (capital deficiency) and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ursus Telecom Corporation at March 31, 1996 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                By:            /s/ ERNST & YOUNG LLP
                                     -----------------------------------------
                                                 Ernst & Young LLP

Miami, Florida
August 15, 1997

                           URSUS TELECOM CORPORATION

                                 BALANCE SHEETS

                                                                                                     PRO FORMA
                                                                                                   SHAREHOLDERS'
                                                                                                     EQUITY AT
                                                                    MARCH 31                       SEPTEMBER 30,
                                                              --------------------  SEPTEMBER 30       1997
                                                                1996       1997         1997         (NOTE 2)
                                                              ---------  ---------  -------------  -------------
                                                                                     (UNAUDITED)    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 476,916  $ 740,765   $   351,675
  Accounts receivable, net..................................  1,735,437  3,378,886     4,087,179
  Advances and notes receivable--related parties............    147,668    185,694       189,759
  Prepaid expenses..........................................     18,415     51,570       124,244
  Other current assets......................................     --         38,716       --
  Income taxes receivable...................................     --        161,430       217,456
  Deferred income taxes.....................................      9,652      9,076        25,076
                                                              ---------  ---------  -------------
Total current assets........................................  2,363,088  4,566,137     4,995,389

Equipment, net..............................................    360,733    587,368       711,189
Deferred taxes..............................................     33,328     17,373        11,145
Deposit on acquisition......................................     --         --           127,382
Deferred costs of public offering...........................     --         --            83,635
Other assets, net...........................................     39,734     72,508        83,460
                                                              ---------  ---------  -------------
Total assets................................................  $2,796,883 $5,243,386  $ 6,012,200
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $1,446,194 $2,714,789  $ 3,162,240
  Accrued expenses..........................................     22,783     38,660        55,750
  Current portion of long term debt.........................     --         --           250,000
  Income taxes payable......................................     26,278     74,146       --
  Commissions payable.......................................     28,654     85,516        74,758
  Deferred revenue..........................................      9,314      7,006        48,507
  Deferred promotional discounts............................     18,567     --           --
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------
Total current liabilities...................................  1,551,790  2,920,117     3,591,255

Deferred income taxes.......................................     56,164     36,834        66,183
Long-term debt..............................................    580,000    425,000       --

Shareholders' equity:
  Preferred stock $.01 par value, 1,000,000 shares
    authorized; 1,000 shares issued and outstanding on a pro
    forma basis.............................................     --         --           --         $        10
  Common Stock, $.01 par value; 20,000,000 shares
    authorized; 5,000,000 issued and outstanding on a pro
    forma basis.............................................     --         --           --              50,000
  Common stock--Class A: $50 par value;
    500 shares authorized, issued and outstanding...........     25,000     25,000        25,000        --
  Common stock--Class B: $50 par value;
    15,500 shares authorized, 3,500 shares issued and
    outstanding.............................................    175,000    175,000       175,000        --
  Common stock--Class C: $50 par value;
    4,000 shares authorized, 1,416.67 shares issued and
    outstanding, net of discount of $2,084..................     68,750     68,750        68,750        --
  Stock subscription receivable.............................    (18,750)   (18,750)      (18,750)       (18,750)
  Additional paid-in capital................................     --         --           --             218,740
  Retained earnings.........................................    358,929  1,611,435     2,104,762      2,104,762
                                                              ---------  ---------  -------------  -------------
Total shareholders' equity..................................    608,929  1,861,435     2,354,762    $ 2,354,762
                                                              ---------  ---------  -------------
Total liabilities and shareholders' equity..................  $2,796,883 $5,243,386  $ 6,012,200
                                                              ---------  ---------  -------------
                                                              ---------  ---------  -------------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                              STATEMENTS OF INCOME

                                                                                            SIX MONTHS
                                                        YEAR ENDED MARCH 31,           ENDED SEPTEMBER 30,
                                                  ---------------------------------  ------------------------
                                                    1995        1996        1997        1996         1997
                                                  ---------  ----------  ----------  -----------  -----------
                                                                                     (UNAUDITED)  (UNAUDITED)
Revenues:
  Retail........................................  $6,290,512 $13,228,074 $20,523,019  $9,546,165  1$2,239,253
  Wholesale.....................................     --          --         315,408      --          975,198
                                                  ---------  ----------  ----------  -----------  -----------
Total revenues..................................  6,290,512  13,228,074  20,838,427   9,546,165   13,214,451

Cost of revenues................................  3,746,542   7,675,370  12,195,672   5,578,179    8,769,764
                                                  ---------  ----------  ----------  -----------  -----------
Gross profit....................................  2,543,970   5,552,704   8,642,755   3,967,986    4,444,687

Operating expenses:
  Commissions...................................  1,224,975   2,429,830   3,766,235   1,766,344    2,124,886
  Selling, general and administrative
    expenses....................................  1,088,184   1,659,591   2,746,379   1,254,839    1,445,668
  Depreciation and amortization.................     72,285      94,415     126,292      56,919       86,603
                                                  ---------  ----------  ----------  -----------  -----------
Total operating expenses........................  2,385,444   4,183,836   6,638,906   3,078,102    3,657,157
                                                  ---------  ----------  ----------  -----------  -----------
Operating income................................    158,526   1,368,868   2,003,849     889,884      787,530

Other income (expense):
  Interest expense..............................    (61,221)    (59,353)    (39,363)    (20,425)     (14,846)
  Interest income...............................      1,099       5,089      16,271       3,201        7,701
  Gain (loss) on sale of equipment..............     --          --           9,644      (1,922)      10,583
                                                  ---------  ----------  ----------  -----------  -----------
                                                    (60,122)    (54,264)    (13,448)    (19,146)       3,438
                                                  ---------  ----------  ----------  -----------  -----------
Income before provision (benefit) for income
  taxes.........................................     98,404   1,314,604   1,990,401     870,738      790,968
Provision (benefit) for income taxes............   (283,631)    524,553     737,895     324,143      297,641
                                                  ---------  ----------  ----------  -----------  -----------
Net income......................................  $ 382,035  $  790,051  $1,252,506   $ 546,595    $ 493,327
                                                  ---------  ----------  ----------  -----------  -----------
                                                  ---------  ----------  ----------  -----------  -----------

Pro forma net income per share..................  $     .08  $      .16  $      .25   $     .11    $     .10
                                                  ---------  ----------  ----------  -----------  -----------
                                                  ---------  ----------  ----------  -----------  -----------

Pro forma weighted average shares outstanding...  4,869,335   5,000,000   5,000,000   5,000,000    5,000,000
                                                  ---------  ----------  ----------  -----------  -----------
                                                  ---------  ----------  ----------  -----------  -----------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

            STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                                                                                  RETAINED
                                                        COMMON STOCK                 STOCK        EARNINGS
                                            ------------------------------------  SUBSCRIPTION  (ACCUMULATED
                                             CLASS A      CLASS B       CLASS C    RECEIVABLE     DEFICIT)       TOTAL
                                            ---------  --------------  ---------  ------------  ------------  ------------
Balance at April 1, 1994..................  $  25,000   $    175,000   $  50,000  $    --        $ (813,157)  $   (563,157)
  Issuance of common stock................     --            --           18,750       (18,750)      --            --
  Net income..............................     --            --           --           --           382,035        382,035
                                            ---------  --------------  ---------  ------------  ------------  ------------
Balance at March 31, 1995.................     25,000        175,000      68,750       (18,750)    (431,122)      (181,122)
  Net income..............................     --            --           --           --           790,051        790,051
                                            ---------  --------------  ---------  ------------  ------------  ------------
Balance at March 31, 1996.................     25,000        175,000      68,750       (18,750)     358,929        608,929
  Net income..............................     --            --           --           --         1,252,506      1,252,506
                                            ---------  --------------  ---------  ------------  ------------  ------------
Balance at March 31, 1997.................     25,000        175,000      68,750       (18,750)   1,611,435      1,861,435
  Net income (unaudited)..................     --            --           --           --           493,327        493,327
                                            ---------  --------------  ---------  ------------  ------------  ------------
Balance at September 30, 1997
  (unaudited).............................  $  25,000   $    175,000   $  68,750  $    (18,750)  $2,104,762   $  2,354,762
                                            ---------  --------------  ---------  ------------  ------------  ------------
                                            ---------  --------------  ---------  ------------  ------------  ------------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                            SIX MONTHS ENDED
                                                           YEAR ENDED MARCH 31,              SEPTEMBER 30,
                                                     ---------------------------------  ------------------------
                                                       1995        1996        1997        1996         1997
                                                     ---------  ----------  ----------  -----------  -----------

                                                                                        (UNAUDITED)  (UNAUDITED)
OPERATING ACTIVITIES
Net income.........................................  $ 382,035  $  790,051  $1,252,506   $ 546,595    $ 493,327
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization..................     72,285      94,415     126,292      56,919       86,603
    (Gain) loss on sale of equipment...............     --                      (9,644)      1,922      (10,583)
    Deferred income taxes..........................   (283,631)    296,815      (2,799)     (2,491)      19,577
    Changes in operating assets and liabilities:
      Accounts receivable..........................   (586,134)   (933,681) (1,643,449)   (966,269)    (708,293)
      Income taxes receivable......................     --          --        (161,430)     --          (56,026)
      Prepaid expenses.............................     (8,859)     (4,499)    (33,155)    (21,721)     (72,674)
      Other current assets.........................     --          --         (38,716)     --           38,716
      Accounts payable.............................    666,554     482,538   1,268,595     615,071      447,449
      Accrued expenses.............................    (34,565)    (20,473)     15,877      15,195       17,090
      Income taxes payable.........................     18,053       8,225      47,868      89,935      (74,146)
      Commissions payable..........................     22,156      (2,435)     56,862      50,565      (10,758)
      Deferred revenue.............................     --           9,314      (2,308)     --           41,501
      Deferred discounts...........................    (18,635)    (47,798)    (18,567)     20,717       --
                                                     ---------  ----------  ----------  -----------  -----------
Net cash provided by operating activities..........    229,259     672,472     857,932     406,438      211,783

INVESTING ACTIVITIES
Deposit on acquisition.............................     --          --          --          --         (127,382)
Purchase of equipment..............................   (143,389)    (93,646)   (352,081)   (164,189)    (199,239)
Sale of equipment..................................     --          --          10,000      10,000       --
Advances to related parties........................     --        (122,668)    (63,026)    (51,234)      (4,065)
Increase in other assets...........................    (29,125)     (6,152)    (33,976)    (40,894)     (11,552)
                                                     ---------  ----------  ----------  -----------  -----------
Net cash used in investing activities..............   (172,514)   (222,466)   (439,083)   (246,317)    (342,238)

FINANCING ACTIVITIES
Deferred costs of public offering..................     --          --          --          --          (83,635)
Increase in long-term debt.........................     21,000      --          --          --           --
Repayments of long-term debt.......................    (20,000)   (150,000)   (155,000)   (130,000)    (175,000)
Advances repaid to officer.........................    (40,832)     --          --          --           --
                                                     ---------  ----------  ----------  -----------  -----------
Net cash used in financing activities..............    (39,832)   (150,000)   (155,000)   (130,000)    (258,635)
                                                     ---------  ----------  ----------  -----------  -----------
Net increase (decrease) in cash and cash
  equivalents......................................     16,913     300,006     263,849      30,121     (389,090)
Cash and cash equivalents at beginning of year.....    159,997     176,910     476,916     476,916      740,765
                                                     ---------  ----------  ----------  -----------  -----------
Cash and cash equivalents at end of year...........  $ 176,910  $  476,916  $  740,765   $ 507,037    $ 351,675
                                                     ---------  ----------  ----------  -----------  -----------
                                                     ---------  ----------  ----------  -----------  -----------

SUPPLEMENTAL CASH FLOW AND NON-CASH FLOW
  INFORMATION
      Cash paid for interest.......................  $  64,582  $   58,670  $   38,838   $  18,934    $  17,367
                                                     ---------  ----------  ----------  -----------  -----------
                                                     ---------  ----------  ----------  -----------  -----------
      Cash paid for income taxes...................  $  --      $  201,460  $  854,256   $ 236,700    $ 408,236
                                                     ---------  ----------  ----------  -----------  -----------
                                                     ---------  ----------  ----------  -----------  -----------
      Trade-in allowance for used equipment........  $  --      $   --      $   60,000   $  --        $  67,500
                                                     ---------  ----------  ----------  -----------  -----------
                                                     ---------  ----------  ----------  -----------  -----------
      Stock issued for note receivable.............  $  18,750  $   --      $   --       $  --        $  --
                                                     ---------  ----------  ----------  -----------  -----------
                                                     ---------  ----------  ----------  -----------  -----------

                            See accompanying notes.

                           URSUS TELECOM CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

1. NATURE OF OPERATIONS

    Ursus Telecom Corporation (the Company) was incorporated in Florida on March 23, 1993. The Company is a provider of international telecommunications services. The Company's revenues are derived from the sale of telecommunication services to retail customers, who are typically small to medium sized businesses and travelers; and to wholesale customers, who are typically telecommunication carriers. The Company's retail customers are principally located in South Africa, Latin America, the Middle East (primarily Lebanon and Egypt), Russia, France, while the wholesale customers are located in the United States. In both the retail and wholesale aspects of its business, the Company extends credit to its customers on an unsecured basis with the risk of loss limited to outstanding amounts.

    The Company markets its services through a worldwide network of independent agents. The Company extends credit to its sales agents on an unsecured basis with the risk of loss limited to outstanding amounts, less commissions payable to its agents. The Company has entered into exclusive agency agreements with all of its current agents. The initial term of the agreements has generally been for a period of five years. Provided that agents are not in default, agents generally have the option of renewing their agreements for two additional terms of three years each by notifying the Company at least six months prior to the agreement's expiration date.

    The Company has historically experienced and expects to continue to experience, a decrease in the use of its services in the months of August and December due to the closing of many businesses for holiday in Europe and the United States during those months.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INTERIM FINANCIAL STATEMENTS

    The accompanying unaudited interim financial statements as of September 30, 1997 and for each of the six month periods ended September 30, 1996 and 1996 include all adjustments which, in the opinion of management, are necessary for a fair presentation of the company's financial position and results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of the company's operations for the six months ended September 30, 1996 and 1997 are not necessarily indicative of the results of operations for a full fiscal year.

PRO FORMA BALANCE SHEET INFORMATION

    Pro forma shareholders' equity reflects the stock split and recapitalization which has been approved by the Company's Board of Directors and will be effective upon the filing of an amendment to the Company's articles of incorporation with the appropriate state agency. The filing is expected to occur on or before the effective date of the proposed initial public offering of the Company's common stock. See Note 13.

PRO FORMA NET INCOME PER SHARE

    Upon the effectiveness of the stock split and recapitalization described above, the Company will have a single class of common stock with 5 million shares outstanding and a single class of preferred stock with 1,000 shares outstanding. The preferred shares are not convertible into shares of Common Stock and do not provide for dividends.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Pro forma net income per share included on the accompanying statements of income, reflects pro forma weighted average common shares outstanding for all periods presented assuming the stock split and recapitalization occurred at the beginning of the earliest year presented.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128 (SFAS No. 128), "Earnings Per Share" which revises the calculation and presentation provisions of Accounting Principles Board Opinion 15 and related interpretations. SFAS No. 128 is effective for the Company's fiscal year ending March 31, 1998. Pro forma net income per share calculated pursuant to SFAS No. 128 and related interpretations, including the underwriters warrants and 515,000 stock options to be issued pursuant to employment agreements, as if they were outstanding for all periods presented, is as follows:

                                                                                          SIX MONTHS ENDED
                                                          YEAR ENDED MARCH 31,             SEPTEMBER 31,
                                                   ----------------------------------  ----------------------
                                                      1995        1996        1997        1996        1997
                                                   ----------  ----------  ----------  ----------  ----------
Net income
  Per share......................................  $      .07  $      .14  $      .22  $      .10  $      .09
                                                   ----------  ----------  ----------  ----------  ----------
                                                   ----------  ----------  ----------  ----------  ----------
  Weighted average shares outstanding............   5,564,335   5,695,000   5,695,000   5,695,000   5,695,000
                                                   ----------  ----------  ----------  ----------  ----------
                                                   ----------  ----------  ----------  ----------  ----------

    Historical net income per share and weighted average shares are as follows:

                                                                             SIX MONTHS ENDED
                                               YEAR ENDED MARCH 31,           SEPTEMBER 30,
                                         --------------------------------  --------------------
                                            1995       1996       1997       1996       1997
                                         ----------  ---------  ---------  ---------  ---------
Net income per share...................  $    72.42  $  145.86  $  231.23  $  100.91  $   91.08
                                         ----------  ---------  ---------  ---------  ---------
                                         ----------  ---------  ---------  ---------  ---------
Weighted average shares outstanding....       5,275   5,416.67   5,416.67   5,416.67   5,416.67
                                         ----------  ---------  ---------  ---------  ---------
                                         ----------  ---------  ---------  ---------  ---------

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

EQUIPMENT

    Equipment is stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes over useful lives ranging from three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

SOFTWARE DEVELOPMENT COSTS

    The internal costs incurred to develop or improve software used in the company's telecommunication switching activities and selling and administrative activities is expensed as incurred. Purchased software is included in equipment and is depreciated using the straight line method.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ORGANIZATION COSTS

    Organization costs have been capitalized and are being amortized on a straight-line basis over a five year period.

REVENUE RECOGNITION

    Revenues from retail telecommunication services are recognized when customer calls are completed. Revenues from wholesale telecommunication services are recognized when the wholesale carrier's customers' calls are completed. Unbilled revenue represents calls that are completed but not invoiced at the balance sheet date. Revenue from the sale of calling cards is deferred and recognized when calling card calls are completed or when the cards expire.

COST OF REVENUES

    Cost of revenues is based on the direct costs of fixed facilities and the variable cost of transmitting and terminating traffic on other carrier's' facilities.

COMMISSIONS

    Commissions paid to sales agents are based on the traffic generated in their respective territories and are expensed in the period when associated call revenues are recognized.

DEFERRED PROMOTIONAL DISCOUNTS

    The Company amortizes the benefits of lump sum promotional incentives received, on a straight-line basis, over the periods of the associated contracts. When a contract's annual minimum commitment is reached prior to the end of the contract year, the remainder of the annual discount is recognized.

ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

    During fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS. SFAS 121 requires impairment losses to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company, based on current circumstances, does not believe that any long-lived assets are impaired at September 30, 1997.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and long term debt approximate fair value due to the short maturity of these instruments.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) assets and liabilities at the date of the financial statements and the reported amounts of certain revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

    EARNINGS PER SHARE

    In February 1997, the Financial Accounting Standards Board issued a new accounting pronouncement, SFAS No. 128, EARNINGS PER SHARE, which will change the current method of computing earnings per share. The new standard requires presentation of "basic earnings per share" and "diluted earnings per share" amounts, as defined. SFAS No. 128 will be effective for the Company's quarter ending December 31, 1997, and upon adoption, all prior-period earnings per share presented shall be restated to conform with the provisions of the new pronouncement.

    Application earlier than the Company's quarter ending December 31, 1997 is not permitted. The restated basic and diluted earnings or loss per share to be reported upon adoption of SFAS No. 128 will not materially differ from amounts reported under the existing rules for all periods reported by the Company through September 30, 1997.

    COMPREHENSIVE INCOME: FINANCIAL STATEMENT PRESENTATION

    In June 1997 the Financial Accounting Standards Board issued statement No. 130, COMPREHENSIVE INCOME: FINANCIAL STATEMENT PRESENTATION which requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement that is displayed as prominently as other financial statements. Statement No. 130 is effective for the Company's fiscal year ending March 31, 1999. The adoption of State No. 130 is not expected to have a material effect on the Company's financial statements.

    DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

    In June 1997 the Financial Accounting Standards Board issued Statement No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION which requires a Company to disclose segment profit or loss and segment assets. Statement No. 131 is effective for the Company's fiscal year ending March 31, 1998. The adoption of Statement No. 131 will require the Company to upgrade its accounting system in order to accumulate additional segment information.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

3. ACCOUNTS RECEIVABLE

    Accounts receivable consists of the following:

                                                                                 MARCH 31,
                                                                         --------------------------  SEPTEMBER 30,
                                                                             1996          1997          1997
                                                                         ------------  ------------  -------------
Billed Services........................................................  $    985,221  $  2,281,835   $ 2,774,081
Unbilled Services......................................................       761,597     1,112,051     1,353,098
Allowance for doubtful accounts........................................       (11,381)      (15,000)      (40,000)
                                                                         ------------  ------------  -------------
                                                                         $  1,735,437  $  3,378,886   $ 4,087,179
                                                                         ------------  ------------  -------------
                                                                         ------------  ------------  -------------

4. EQUIPMENT

    Equipment consists of the following:

                                                              ESTIMATED          MARCH 31,
                                                               USEFUL     ------------------------  SEPTEMBER 30,
                                                                LIVES        1996         1997          1997
                                                             -----------  -----------  -----------  -------------
Switch equipment...........................................     7 years   $   380,631  $   459,607   $   504,645
Furniture and fixtures.....................................     5 years        55,198       65,519        65,519
Computer equipment.........................................     3 years        82,879      187,581       299,406
Computer software..........................................     3 years        37,211       66,260        80,074
Office equipment...........................................     5 years        11,070       20,862        20,862
Leasehold improvements.....................................     7 years       --            61,478        63,515
                                                                          -----------  -----------  -------------
                                                                              566,989      861,307     1,034,021
Less accumulated depreciation and amortization.............                  (206,256)    (273,939)     (322,832)
                                                                          -----------  -----------  -------------
                                                                          $   360,733  $   587,368   $   711,189
                                                                          -----------  -----------  -------------
                                                                          -----------  -----------  -------------

5. LONG-TERM DEBT

    Long-term debt consists of the following:

                                                                                  MARCH 31,
                                                                            ----------------------  SEPTEMBER 30,
                                                                               1996        1997         1997
                                                                            ----------  ----------  -------------
Term loan, originally payable May 20, 1996................................  $  330,000  $   --       $   --
Term loan, originally payable November 11, 1996...........................     250,000      --           --
Term loan, payable August 31, 1998........................................      --         425,000       250,000
                                                                            ----------  ----------  -------------
                                                                            $  580,000  $  425,000   $   250,000
                                                                            ----------  ----------  -------------
                                                                            ----------  ----------  -------------

    During 1993, the Company entered into two term loan agreements with its bank aggregating $730,000. The due dates of the loans were May 20, 1996 and November 11, 1996, respectively. Subsequent to March 31, 1996, the Company repaid $80,000 on the term loan which was originally due on May 20, 1996 and, at the same time, replaced the two existing term loans with a new term loan with the same lender in the amount of $500,000. As a result, the two original term loans have been shown as long-term debt in the

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

5. LONG-TERM DEBT (CONTINUED)
accompanying balance sheet at March 31, 1996. The due date of the full amount of the new loan, $425,000 at March 31, 1997, is currently August 31, 1998. The loan is secured by money-market accounts pledged by an officer. The note provides for selection of interest periods of one, two, three, six, nine or twelve months at the option of the Company. The Company has elected to pay interest monthly and is charged at a rate of 1.25% over the bank's cost of funds subject to a cap of a 1.75% spread between the loan rate and the rate earned on the money-market account pledged against the loan. The rate in effect at September 30, 1997 was 8.75% (8.437% and 8.3125% at March 31, 1997 and 1996, respectively).

6. SHAREHOLDERS' EQUITY

    The Company has been authorized to issue three classes of common shares at a par value of $50. All Class A, Class B, and Class C shares have the same dividend and liquidation rights. Class A shares carry the sole right to elect the first three directors of the Company, Class B shares are identical to Class A shares except for the right to elect the first three directors, and Class C shares are nonvoting for all purposes. See Note 13.

    On October 30, 1996, by unanimous written consent of the Board of Directors, distribution of the Company's retained earnings was restricted through April 1, 1997.

7. INCOME TAXES

    The Company accounts for income taxes under SFAS No. 109, ACCOUNTING FOR INCOME TAXES. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

    The components of the income tax provision (benefit) are as follows:

                                                                                                 SIX MONTHS
                                                             YEAR ENDED MARCH 31,           ENDED SEPTEMBER 30,
                                                      -----------------------------------  ----------------------
                                                         1995         1996        1997        1996        1997
                                                      -----------  ----------  ----------  ----------  ----------
Current.............................................  $   --       $  227,738  $  740,694  $  326,634  $  297,641
Deferred............................................     (283,631)    296,815      (2,799)     (2,491)     --
                                                      -----------  ----------  ----------  ----------  ----------
Total...............................................  $  (283,631) $  524,553  $  737,895  $  324,143  $  297,641
                                                      -----------  ----------  ----------  ----------  ----------
                                                      -----------  ----------  ----------  ----------  ----------

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

7. INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

                                                                                   MARCH 31,
                                                                             ----------------------  SEPTEMBER 30,
                                                                                1996        1997         1997
                                                                             ----------  ----------  -------------
Deferred tax assets:
Allowance for bad debts....................................................  $    4,552  $   --       $    16,000
Accrued expenses...........................................................       5,100       9,076         9,076
Amortization...............................................................      33,328      17,373        11,145
                                                                             ----------  ----------  -------------
Total deferred tax assets..................................................      42,980      26,449        36,221

Deferred tax liabilities:
Depreciation...............................................................     (56,164)    (36,834)      (66,183)
                                                                             ----------  ----------  -------------
Total deferred tax liabilities.............................................     (56,164)    (36,834)      (66,183)
                                                                             ----------  ----------  -------------
Total net deferred tax liabilities.........................................  $  (13,184) $  (10,385)  $   (29,962)
                                                                             ----------  ----------  -------------
                                                                             ----------  ----------  -------------

    The reconciliation of the effective income tax expense (benefit) to federal statutory rates is as follows:

                                                                                           SIX MONTHS
                                                          YEAR ENDED MARCH 31,        ENDED SEPTEMBER 30,
                                                     -------------------------------  --------------------
                                                       1995       1996       1997       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------
Tax at federal statutory rate......................      34.00%     34.00%     34.00%     34.00%     34.00%
State taxes, net of federal benefit................       3.81       5.65       3.66       3.57       3.66
Nondeductible items................................       1.65        .27        .24        .15        .01
Change in valuation allowance......................    (330.13)    --         --         --         --
Other..............................................       2.44       (.02)      (.83)      (.49)      (.04)
                                                     ---------  ---------  ---------  ---------  ---------
                                                       (288.23)%     39.90%     37.07%     37.23%     37.63%
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------

    SFAS No. 109, ACCOUNTING FOR INCOME TAXES, requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 1995, the Company's deferred tax asset valuation allowance was reduced by $324,859 and thereby eliminated.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

8. RELATED PARTY TRANSACTIONS

    Advances and notes receivable--related parties consist of the following:

                                                                                  MARCH 31,
                                                                            ----------------------  SEPTEMBER 30,
                                                                               1996        1997         1997
                                                                            ----------  ----------  -------------
Note receivable--officer, unsecured, due on demand, bearing interest at
  7.65% per annum (see Note 14)...........................................  $   60,000  $  117,000   $   127,000
Notes receivable--minority shareholder....................................      65,000      65,000        53,750
Cash advances--officer....................................................      --          --             5,315
Advances receivable--affiliate, unsecured, non interest bearing...........      22,668       3,694         3,694
                                                                            ----------  ----------  -------------
                                                                            $  147,668  $  185,694   $   189,759
                                                                            ----------  ----------  -------------
                                                                            ----------  ----------  -------------

    During fiscal 1995, 416.67 shares of Class C shares were issued to an officer in exchange for a $18,750 promissory note bearing interest at 7.65%, due March 1, 1997, and accordingly, this stock subscription receivable is reflected as a deduction from shareholders' equity at March 31, 1996 and 1997. See Note 13.

    Included in prepaid expenses at September 30, 1997 are $65,616 of bonuses paid in advance, related to the fiscal year ending March 31, 1998. Bonuses payable of $24,601 were included in accrued expenses at March 31, 1995.

    Between December 21, 1995 and June 26, 1996 the Company loaned $65,000 in the aggregate to a minority shareholder. The Notes are unsecured and bear interest at the rate of 7.65% per annum. See Note 13.

9. COMMITMENTS

    In addition to its facility, the Company leases equipment and vehicles. The approximate annual minimum lease payments under the non-cancelable operating leases, including the facility lease, existing as of September 30, 1997 are:

1998............................................................  $ 200,024
1999............................................................    197,000
2000............................................................    191,019
2001............................................................    176,131
2002............................................................    173,327
Thereafter......................................................    102,361
                                                                  ---------
                                                                  $1,039,862
                                                                  ---------
                                                                  ---------

    The Company has entered into various contracts which require it to purchase telecommunications services. The approximate minimum purchase commitments under these contracts as of September 30, 1997 is $1,433,700 (approximately $946,700 in fiscal 1998 and $487,000 in fiscal 1999).

    On March 1, 1993, the Company entered into a ten year employment agreement with a minority shareholder/chief operating officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits. On July 1, 1994, the Company entered into a ten year

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

9. COMMITMENTS (CONTINUED)
employment agreement with its chief executive officer that provides for an annual base salary of $170,000 plus a bonus equal to 10% of the Company's pre-tax profits.

    For the six months ended September 30, 1997 bonuses of $197,742, ($217,685 -six months ended September 30, 1996, $501,350--year ended March 31, 1997, $328,651--year ended March 31, 1996, and $24,042--year ended March 31, 1995)
were paid under the employment agreements. See Note 13.

    On November 1, 1995, the Company entered into a one year consulting agreement with a minority shareholder of the Company. The agreement automatically renews for successive one year terms unless either party provided written notice of nonrenewal. The agreement provides for a monthly retainer of $11,250 plus reimbursement of reasonable travel expenses. See Note 13.

10. SIGNIFICANT CUSTOMERS

    The Company has had a number of significant customers. Net revenues from the significant customers were in the following percentages of total net revenues:

                                                                                SIX MONTHS
                                                                           ENDED SEPTEMBER 30,
                                               YEAR ENDED MARCH 31,
                                          -------------------------------  --------------------
                                            1995       1996       1997       1996       1997
                                          ---------  ---------  ---------  ---------  ---------
Customer 1..............................        19%        N/S        N/S        N/S        N/S
Customer 2..............................        21%        12%        N/S        N/S        N/S
Customer 3..............................        12%        16%        11%        18%        13%
Customer 4..............................        11%        N/S        N/S        N/S        N/S
Customer 5..............................        N/S        11%        15%        15%        14%
Customer 6..............................        N/S        11%        19%        16%        29%
Customer 7..............................        N/S        N/S        12%        13%        10%

    Accounts receivable from the significant customers with a significant percentage of the balance in total accounts receivable at the date of the balance sheet were as follows:

                                                              MARCH 31,                SEPTEMBER 30,
                                                   1995         1996         1997          1997
                                                 ---------  -------------  ---------  ---------------
    Customer 1.................................        N/S          N/S          N/S           N/S
    Customer 2.................................        N/S           8%          N/S           N/S
    Customer 3.................................        N/S           8%           9%           N/S
    Customer 4.................................        N/S          N/S          N/S           N/S
    Customer 5.................................        N/S          15%          21%           23%
    Customer 6.................................        N/S          23%          28%           28%
    Customer 7.................................        N/S          N/S          10%           12%

N/S--NOT SIGNIFICANT.

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

11. CONCENTRATIONS OF CREDIT RISK

    The Company purchases all of its telecommunication services from a small number of vendors. Approximately $3,092,000 was owed to these companies at September 30, 1997 ($2,590,000--March 31, 1997 and $1,433,000--March 31, 1996).

    At September 30, 1997, the Company had $235,713 ($632,508--March 31, 1997,
$334,060--March 31, 1996 and $475,658--March 31, 1995) in cash and cash equivalents that were not federally insured.

    A majority of the Company's transmission and switching facilities are provided by two telecommunications carriers. Under the terms of the supplier agreements, the Company purchases long distance service at certain per-minute rates, which vary based on the time, distance and type of call. Although management believes that alternative carriers could be found in a timely manner, disruption of these services for more than a brief period of time would have a negative effect on the Company's operating results.

12. BUSINESS SEGMENT

    The Company operates in a single industry segment. For the six months ended September 30, 1996 and 1997 and for the years ended March 31, 1995, 1996 and 1997, substantially all of the Company's revenues were derived from traffic transmitted through switch facilities located in Sunrise, Florida. The geographic origin of the traffic is as follows:

                                                                                             SIX MONTHS
                                                    YEAR ENDED MARCH 31,                 ENDED SEPTEMBER 30,
                                         ------------------------------------------  ---------------------------
                                             1995          1996           1997           1996          1997
                                         ------------  -------------  -------------  ------------  -------------
Africa.................................  $    369,087  $   1,403,094  $   3,899,701  $  1,492,006  $   3,989,068
Europe.................................       316,903      1,988,030      4,252,104     2,233,553      2,043,914
Latin America..........................     4,387,351      6,337,284      7,265,473     3,447,061      3,465,699
Middle East............................       413,796      2,101,864      3,741,890     1,749,399      2,094,143
Other..................................       803,375      1,397,802      1,363,852       624,146        983,212
United States..........................       --            --              315,407       --             638,415
                                         ------------  -------------  -------------  ------------  -------------
Total Revenues.........................  $  6,290,512  $  13,228,074  $  20,838,427  $  9,546,165  $  13,214,451
                                         ------------  -------------  -------------  ------------  -------------
                                         ------------  -------------  -------------  ------------  -------------

13. SUBSEQUENT EVENTS (UNAUDITED)

    In November 1997, the Company signed a letter of intent with an underwriter for an initial public offering of the Company's common stock. Pursuant to the letter of intent, upon a successful offering, and for a nominal amount, the underwriter will receive 150,000 warrants to purchase common stock of the Company at an exercise price of 120% of the ultimate public offering price.

    On February 6, 1998 the Board of Directors and Shareholders approved (i) the filing of a restated Certificate of Incorporation that would provide for, among other things, the authorization of 20,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock, (ii) a 932.08 for 1 stock split of the issued and outstanding Class C Common Stock, (iii) the reclassification and split of every four shares of outstanding Class A and Class B stock into 3,692.32 shares of Common Stock and 1 share of Preferred Stock, (iv) an option plan reserving for issuance up to 1,000,000 shares of Common Stock options and other stock awards, and (v) the granting of 150,000 warrants for the purchase of Common Stock to the Company's underwriters. The stock split and recapitalization will become effective upon the filing of the Company's amended articles of incorporation with the applicable state agency. The issuance of the

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) warrants and grants under the stock option plan will become effective upon the consummation of the Company's proposed initial public offering. Pursuant to existing employment agreements, the Company anticipates granting 515,000 of such options upon a successful initial public offering at an exercise price equal to or exceeding the public offering price.

    On August 12, 1997, the Company entered into an agreement with its largest independent agent (in South Africa) to acquire an approximate 9% interest in the agency for approximately $373,000. At September 30, 1997, $127,382 has been paid and is included in other assets.

    On September 1, 1997, the Company entered into an employment agreement with its Vice President of Agency Relations for a two year period providing a base annual salary of $130,000 and a $40,000 one time sign up bonus. The Agreement provides for stock options for the number of shares equal to 2% of the outstanding Common Stock of the Company. The exercise price will be equal to or exceed the fair market value of the Common Stock at the date granted.

    On October 27, 1997, the Company amended the terms of its office lease to extend it through April 30, 2003 at an aggregate monthly base rent, estimated common area charges and sales of tax of $13,292 per month, subject to a 3% base rent adjustment each year.

    On December 19, 1997, an officer/minority shareholder repaid a loan of $18,750.

    On December 23, 1997, the Company's Chief Executive Officer repaid the Company $138,608. The amount repaid consisted of a note for $127,000 plus accrued interest and cash advances totaling $11,608.

    On January 1, 1998, with an additional amendment on February 9, 1998, the Company entered into employment agreements with its Chief Executive Officer and Chief Operating Officer whereby for a term of five calendar years they will each receive a base salary of $225,000 with increases of $25,000 in each of years 2 to 5 of the agreement and a guaranteed bonus of $45,000 per calendar year, additionally, the agreement provides for additional bonuses at a rate of 4.5% of earnings before interest, taxes, amortization and bonuses ("EBITAB") greater than $1 million, as defined up to $4 million. The agreement provides for additional bonuses of 20% of base salary for achievement of $4 million EBITAB and up to 5% of base for each $1 million of EBITAB in excess of $4 million on a pro rata basis.

    On January 1, 1998 with an additional amendment on February 9, 1998, the Company entered into a two year employment agreement with its Chief Financial and Accounting Officer providing for a base salary of $170,000 in calendar year 1998 and $200,000 in calendar year 1999. The Company paid a $50,000 bonus upon the signing of the agreement and will pay a $75,000 bonus upon the successful completion of an initial public offering of the Company's Common Stock. The agreement further provides for additional bonuses based upon the Company's operating results, as defined.

    On November 20, 1997 the Company entered into a letter of intent to form a joint venture. The Company has formed Ursus Telecom France, a limited liability company incorporated in France. Under the terms of the letter of intent, the Company will contribute a switch at historical net book value of $112,000 and the joint venture partners may contribute certain telecommunications traffic into the venture. Under the terms of the letter of intent, the Company may be required to repurchase the outstanding partnership interest at the earliest one year after the closing date of the initial public offering, based upon

                           URSUS TELECOM CORPORATION

                (INFORMATION PERTAINING TO THE SIX MONTHS ENDED
                   SEPTEMBER 30, 1996 AND 1997 IS UNAUDITED)

13. SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED) a multiple of average monthly revenues of Ursus Telecom France as defined. The letter of intent expired on January 31, 1998, and the Company is seeking to extend it.

    On January 20, 1998, the Company entered into an agreement with, a minority shareholder of the Company, extending his consulting agreement (see Note 9) to December 31, 1998 and modifying the agreement to include an additional payment $15,000 upon consummation of an initial public offering of the Company's securities during the term of the consulting agreement.

    On January 21, 1998, the Company entered into an agreement to purchase a switch for $303,132. The purchase agreement provides a financing arrangement with a $60,000 initial down payment and six (6) monthly installments beginning on February 25, 1998 at 9.5% interest per annum and a final balloon payment of $153,133 on August 25, 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................
Summary Financial Data....................................................
Risk Factors..............................................................
Use of Proceeds...........................................................
Capitalization............................................................
Dividend Policy...........................................................
Dilution..................................................................
Selected Financial Data...................................................
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................
The International Telecommunications Industry.............................
Business..................................................................
Management................................................................
Certain Relationships and Related Party Transactions......................
Principal and Registering Shareholders....................................
Description of Capital Stock..............................................
Shares Eligible for Future Sale...........................................
Underwriting..............................................................
Legal Matters.............................................................
Experts...................................................................
Additional Information....................................................
Reports to Shareholders...................................................
Glossary of Terms.........................................................
Index to Financial Statements.............................................

    UNTIL            , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                        1,500,000 SHARES OF COMMON STOCK

                                  [URSUS LOGO]

                           URSUS TELECOM CORPORATION

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                JOSEPH CHARLES &
                                ASSOCIATES, INC.

                                          , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The Registrant estimates that expenses payable by it in connection with the offering described in this Registration Statement (other than the underwriting discount and commissions) will be approximately as follows:

SEC registration fee...........................................  $   6,831
Legal fees and expenses........................................          *
Accounting fees and expenses...................................          *
Printing and engraving.........................................     50,000
Nasdaq listing application fee.................................     66,875
Blue sky qualification fees and expenses.......................          *
NASD Fee.......................................................      2,815.52
Transfer Agent's Fees..........................................        500
Miscellaneous..................................................          *
Total..........................................................  $ 127,021.52

------------------------

*   To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Registrant's Articles of Incorporation indemnifies, to the fullest extent permitted by the Law of the State of Florida, the directors of the Registrant.

    Every person (and the heirs, executors and administrators of such person) who is or was a director, officer, employee or agent of the Corporation or of any other company, including another corporation, partnership, joint venture, trust or other enterprise on which such person serves or served at the request of the Corporation shall be indemnified by the Corporation against all judgments, payments in settlement (whether or not approved by court), fines, penalties and other reasonable costs and expenses (including attorneys' fees and costs) imposed upon or incurred by such person in connection with or resulting from any action, suit, proceeding, investigation or claim, civil, criminal, administrative, legislative or other (including any criminal action, suit or proceeding in which such person enters a plea of guilty or NOLO CONTENDERE or its equivalent), or any appeal relating thereto which is brought or threatened either by or in the right of the Corporation or such other company (herein called a "Derivative Action") or by any other person, governmental authority or instrumentality (herein called a "Third-Party Action") and in which such person is made a party or is otherwise involved by reason of his being or having been such director, officer, employee or agent or by reason of any action or omission or alleged action or omission by such person in his capacity as such director, officer, employee or agent if either (i) such person is wholly successful, on the merits or otherwise, in defending such derivative or third-party action or
(ii) in the judgment of a court of competent jurisdiction or, in the absence of such a determination, in the judgment of a majority of a quorum of the Board of Directors (which quorum shall not include any director who is a party to or is otherwise involved in such action), or, in the absence of such a disinterested quorum, in the opinion of independent legal counsel (iii) in the case of a Derivative Action, such person acted without negligence or misconduct in the performance of his duty to the Corporation or such other company or (iv) in the case of a Third-Party Action, such person acted in good faith in what he reasonably believed to be the best interests of the Corporation or such other company, and in addition, in any criminal action, had no reasonable cause to believe that his action was unlawful; provided that, in the case of a Derivative Action, such indemnification shall not be made in respect of any payment to the Corporation or such other company or any shareholder thereof in satisfaction of judgment or in settlement unless either (x) a court of competent jurisdiction has approved such settlement, if any, and the reimbursement of such payment or (y) if the court in which such action has been instituted lacks jurisdiction to grant such approval or such action is settled before the institution of judicial proceedings, in the opinion of independent legal counsel the applicable standard of conduct specified hereinbefore has been met, such action was without substantial merit, such settlement was in the best interests of the Corporation or such other company and the reimbursement of such payment is permissible under applicable law. In case such person is successful on the merits or otherwise in defending part of such action, or in the judgment of such a court or such quorum of the Board of Directors or in the opinion of such counsel has met the applicable standard of conduct specified in the preceding sentence with respect to part of such action, he(she) shall be indemnified by the Corporation against the judgments, settlements, payments, fines, penalties, and other costs and expenses attributable to such part of such action.

    The foregoing rights of indemnification shall be in addition to any rights which any such director, officer, employee or agent may otherwise be entitled any agreement or vote of shareholders or at law or in equity or otherwise.

    In any case in which, in the judgment of a majority of such a disinterested quorum of the Board of Directors, any such director, officer or employee will be entitled to indemnification under the foregoing provisions of this Article, such amounts as they deem necessary to cover the reasonable costs and expenses incurred by such person in connection with the action, suit, proceeding, investigation or claim prior to final disposition thereof may be advanced to such person upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is ultimately determined that he(she) is not so entitled to indemnification.

    The amendment or repeal of, or adoption of any provision inconsistent with, this Article SIXTH will require the affirmative vote of the holders of at least 66 2/3% of the Common Stock and all series of voting Preferred Stock, voting together as a single class. Any amendment or repeal of, or adoption of any provision inconsistent with, this Article SIXTH will not adversely affect any right or protection existing hereunder prior to such amendment, repeal, or adoption.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    There have been no recent sales of unregistered securities of the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (") Exhibits:

    1.1**     --      Form of Underwriting Agreement
    1.2**     --      Form of Agreement Among Underwriters
    1.3**     --      Form of Selected Dealers Agreement
    3.1*      --      Articles of Incorporation of the Registrant
    3.2*      --      Bylaws of the Registrant
    4.1**     --      Specimen of Certificate for Common Stock
    4.2**     --      Specimen of Preferred Stock Certificate
    5.1**     --      Opinion of Stroock & Stroock & Lavan LLP
   10.1*      --      Employment Agreement between the Registrant and Luca M. Giussani
   10.2*      --      Amendment to Employment Agreement with Luca M. Giussani
   10.3*      --      Employment Agreement between the Registrant and Jeffrey R. Chaskin
   10.4*      --      Amendment to Employment Agreement with Jeffrey R. Chaskin
   10.5*      --      Employment Agreement between the Registrant and Johannes S. Seefried
   10.6*      --      Amendment to Employment Agreement with Johannes S. Seefried

   10.7*      --      Employment Agreement between the Registrant and Richard C. McEwan
   10.8*      --      Lease Agreement
   10.9*      --      Form of 1998 Stock Incentive Plan
  10.10**     --      Form of Financial Consulting Agreement
   10.11*     --      Form of Agency Agreement
   10.12*     --      Agreement regarding formation of Ursus Telecom France
   10.13*     --      Agreement regarding purchase of interest in South African Agency
   10.14*             Agreement dated January 20, 1998 among Messrs. Giussani, Rispoli and the
              --      Company
   23.1*      --      Consent of Ernst & Young LLP
   23.2**     --      Consent of Stroock & Stroock & Lavan LLP (contained in 5.1)
   24.1*              Power of Attorney (included on the signature page of this Registration
              --      Statement)
  27*         --      Financial Data Schedule

------------------------

*   Filed herewith.

**  To be filed by amendment.

ITEM 17. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (d) The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunrise,
State of Florida, on the       th day of February, 1998.

                                URSUS TELECOM CORPORATION

                                BY:
                                     -----------------------------------------
                                                  Luca M. Giussani
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Known all men by these presents, that each person whose signature appears below hereby constitutes and appoints Luca M. Giussani, Jeffrey R. Chaskin and Johannes Seefried together or acting singly, as their true and lawful attorneys-in-fact, with full power of substitution, and for him name, place and stead, in any and all capacities, to sign this and any amendments or post-effective amendments to this Registration Statement, and any registration statement relating to any offering made in connection with the offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he ought or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

          SIGNATURE              CAPACITY IN WHICH SIGNED           DATE
------------------------------  ---------------------------  -------------------

                                Chief Executive Officer and
------------------------------    Director                         , 1998
       Luca M. Giussani

                                Principal Executive Officer
------------------------------    and Director                     , 1998
      Jeffrey R. Chaskin

                                Principal Financial and
------------------------------    Accounting Officer and           , 1998
     Johannes S. Seefried         Director

                                 EXHIBIT INDEX

 EXHIBIT                                                                                                        SEQUENTIAL
 NUMBER                                                    DESCRIPTION                                           PAGE NO.
---------             --------------------------------------------------------------------------------------  ---------------
1.1**         --      Form of Underwriting Agreement
1.2**         --      Form of Agreement Among Underwriters
1.3**         --      Form of Selected Dealers Agreement
3.1*          --      Articles of Incorporation of the Registrant
3.2*          --      Bylaws of the Registrant
4.1**         --      Specimen of Certificate for Common Stock
4.2**         --      Specimen of Preferred Stock Certificate
5.1**         --      Opinion of Stroock & Stroock & Lavan LLP
10.1*         --      Employment Agreement between the Registrant and Luca M. Giussani
10.2*         --      Amendment to Employment Agreement with Luca M. Giussani
10.3*         --      Employment Agreement between the Registrant and Jeffrey R. Chaskin
10.4*         --      Amendment to Employment Agreement with Jeffrey R. Chaskin
10.5*         --      Employment Agreement between the Registrant and Johannes S. Seefried
10.6*         --      Amendment to Employment Agreement with Johannes S. Seefried
10.7*         --      Employment Agreement between the Registrant and Richard C. McEwan
10.8*         --      Lease Agreement
10.9*         --      Form of 1998 Stock Incentive Plan
10.10**       --      Form of Financial Consulting Agreement
10.11*        --      Form of Agency Agreement
10.12*        --      Agreement regarding formation of Ursus Telecom France
10.13*        --      Agreement regarding purchase of interest in South African Agency
10.14*        --      Agreement dated January 20, 1998 among Messrs. Giussani, Rispoli and the Company
23.1*         --      Consent of Ernst & Young LLP
23.2**        --      Consent of Stroock & Stroock & Lavan LLP (contained in 5.1)
24.1*         --      Power of Attorney (included on the signature page of this Registration Statement)
24.2*         --      Financial Data Schedule
27            --      Financial Data Schedule...............................................................

------------------------

*   Filed herewith.

**  To be filed by amendment.